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Opening doors to the future®

1745 SHEA CENTER DRIVE, SUITE 200
HIGHLANDS RANCH, CO 80129

_____

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 27, 2021

_____

You are cordially invited to attend the 2021 Annual Meeting of Shareholders (the "Meeting") of UDR, INC. ("UDR" or the "Company") to be held on Thursday, May 27, 2021, at 10:00 a.m. local time at Hotel Crescent Court, 400 Crescent Court, Dallas, Texas 75201, for the following purposes:

1. To elect nine directors, for a term of one year each, until the next Annual Meeting of Shareholders and until their successors are elected and qualified;
2. To ratify the appointment of Ernst & Young LLP, to serve as independent registered public accounting firm for the Company for the fiscal year ending December 31, 2021;
3. To conduct an advisory vote on executive compensation;
4. To approve the Amended and Restated 1999 Long-Term Incentive Plan; and
5. To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

Only shareholders of record at the close of business on March 29, 2021, will be entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof. Each share of common stock is entitled to one vote for each director position and one vote for each of the other proposals.

On or about April 8, 2021, we intend to mail to our shareholders of record a notice containing instructions on how to access our 2021 proxy statement ("Proxy Statement") and our Annual Report on Form 10-K for the year ended December 31, 2020, and how to vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery. If you received your annual meeting materials via email, the email contains voting instructions and links to our annual report and proxy statement on the Internet. If you would like to reduce the costs incurred by UDR in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions on the Proxy Card to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. We want to thank you for helping make UDR an environmentally friendly company and for your continued support of UDR.

We intend to hold our annual meeting in person; however, we are actively monitoring the coronavirus (COVID-19). We are sensitive to the public health and travel concerns that our shareholders may have and the protocols that federal, state, and local governments have imposed or may impose. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting by means of remote communication. Please monitor our annual meeting website at https://www.udr.com/2021annualmeeting for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date. To the extent we hold our annual meeting virtually, our shareholders who register to attend will have the opportunity to participate through the virtual meeting portal both prior to and during the meeting. Appropriate questions will be read and answered during the meeting.

WHETHER OR NOT YOU EXPECT TO BE AT THE MEETING, PLEASE VOTE AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED.

By Order of the Board of Directors

WARREN L. TROUPE
Corporate Secretary

April 8, 2021



NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

How To Vote In Advance

Your vote is important. Whether or not you plan to attend the meeting, we urge you to vote your shares electronically through the Internet, by telephone or, if you have requested and received a paper copy of the proxy statement, by completing, signing and returning the paper proxy card enclosed with the proxy statement.



By Telephone: You can submit your vote by proxy over the telephone by following the instructions provided on the separate proxy card if you received a printed set of the proxy materials.



By Internet: You can go to www.proxyvote.com and vote through the Internet.



By Mail: If you have requested and received a paper copy of the proxy statement, you can mark, sign, date and return the paper proxy card enclosed with the proxy statement in the postage-paid envelope that we have provided to you. Please note that if you vote through the Internet or by telephone, you do not need to return your proxy card.

Important Notice Regarding the Availability of Proxy Materials for UDR, Inc.'s Annual Meeting of Shareholders to be held on May 27, 2021.

This Notice of Annual Meeting and Proxy Statement and UDR, Inc.'s Annual Report/Form 10-K for the year ended December 31, 2020 are available on the Internet at the following website: www.proxyvote.com.

Forward-Looking Statements

This Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements concerning property acquisitions and dispositions, development activity and capital expenditures, capital raising activities, rent growth, occupancy, rental expense growth and expected or potential impacts of the novel coronavirus disease ("COVID-19") pandemic. Words such as "expects," "anticipates," "intends," "plans," "likely," "will," "believes," "seeks," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning the availability of capital and the stability of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments and redevelopments, delays in completing lease-ups on schedule or at expected rent and occupancy levels, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures and partnerships with third parties, expectations that automation will help grow net operating income, and expectations on annualized net operating income.

The following factors, among others, could cause our future results to differ materially from those expressed in the forward-looking statements:

- the impact of the COVID-19 pandemic and measures intended to prevent its spread or address its effects;

- general economic conditions;

- unfavorable changes in apartment market and economic conditions that could adversely affect occupancy levels and rental rates, including as a result of COVID-19;

- the failure of acquisitions to achieve anticipated results;

- possible difficulty in selling apartment communities;

- competitive factors that may limit our ability to lease apartment homes or increase or maintain rents;

- insufficient cash flow that could affect our debt financing and create refinancing risk;

- failure to generate sufficient revenue, which could impair our debt service payments and distributions to stockholders;

- development and construction risks that may impact our profitability;

- potential damage from natural disasters, including hurricanes and other weather-related events, which could result in substantial costs to us;

- risks from climate change that impacts our properties or operations;

- risks from extraordinary losses for which we may not have insurance or adequate reserves;

- risks from cybersecurity breaches of our information technology systems and the information technology systems of our third party vendors and other third parties;

- uninsured losses due to insurance deductibles, self-insurance retention, uninsured claims or casualties, or losses in excess of applicable coverage;

- delays in completing developments and lease-ups on schedule;

- our failure to succeed in new markets;

- risks that third parties who have an interest in or are otherwise involved in projects in which we have an interest, including mezzanine borrowers, joint venture partners or other investors, do not perform as expected;

- changing interest rates, which could increase interest costs and affect the market price of our securities;

- potential liability for environmental contamination, which could result in substantial costs to us;

- the imposition of federal taxes if we fail to qualify as a REIT under the Code in any taxable year;

- our internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, and in turn have an adverse effect on our stock price; and

- changes in real estate laws, tax laws, rent control or stabilization laws or other laws affecting our business.

A discussion of these and other factors affecting our business and prospects is set forth in Part I, Item 1A. Risk Factors of our Annual Report/Form 10-K for the year ended December 31, 2020. We encourage investors to review these risk factors.

Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements included in this Proxy Statement may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Proxy Statement, and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required by law.

TABLE OF CONTENTS

2021 PROXY STATEMENT HIGHLIGHTS

2020 Performance Highlights

1, 3, 5, 10 and 20-Year Total Shareholder Return as of December 31, 2020

	1-Year	3-Year	5-Year	10-Year	20-Year
UDR	**(14.6)%**	**10.3%**	**20.7%**	**130.0%**	**900.6%**
NAREIT Apartment Index	(15.3)%	10.9%	18.3%	122.1%	557.7%
NAREIT Equity Index	(8.0)%	10.6%	26.2%	122.1%	517.5%
S&P 500 Index	18.4%	48.9%	103.0%	267.0%	322.3%

UDR's Absolute Return in Dollars ($ millions)



193rd Consecutive Dividend Paid

Our January 2021 dividend represented our 193rd consecutive quarterly dividend paid. We are committed to returning value to our shareholders, and for 2020 we increased our dividend by 5.1%, and we have increased our dividend 5.1% annually over the past 3 years, 5.3% annually over the past 5 years and 7.2% annually over the past 10 years. Our dividend has increased in each of the last 11 years.

	1-Year	3-Year Average	5-Year Average	10-Year Average
Dividend per share growth	5.1%	5.1%	5.3%	7.2%
FFOA per share growth[a]	-1.9%	2.9%	4.2%	6.5%

[a] We present reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures, as well as additional information, in "Definitions" on page 109).

Our Five Strategic Objectives

- Our 2020 results consisted of improvement across all five of our strategic objectives, which are:
  1) operating excellence,
  2) balance sheet strength,
  3) portfolio composition,
  4) accretive capital allocation, and
  5) a strong, innovative culture with a focus on sustainability, leading to an investment for all cycles.

  Below is a summary of our results categorized by objective:

1. Operating Excellence

A best-in-class operating platform that couples strong blocking and tackling with continued innovation is expected to drive operating margin expansion. Initiatives that better monetize our real estate, pricing our apartment homes more efficiently, and nurturing an operating culture that embraces accretive evolution are all repeatable competitive advantages that result in superior NOI growth over a full cycle.

-1.9% **Achieved** FFOA per share growth of -1.9%, third highest of our 7 apartment peers	**84%** **Achieved** controllable operating margin of 84% at the end of 2020
96.3% **Achieved** same-store occupancy of 96.3%, highest of our 7 apartment peers of 95.4%	**-1.7%** **Achieved** same-store revenue growth of -1.7% third highest of our 7 apartment peers

2. Balance Sheet Strength

Our balance sheet is safe, liquid, flexible, and capable of funding both internal and external growth opportunities. An investment-grade rating, well-laddered maturity profile, and access to liquidity from a wide variety of capital sources affords UDR efficient pricing of external capital, which serves as a competitive advantage.

$1.15B/$718M/$613M **Issued/Repaid** Issued or incurred $1.15B of debt at an effective rate of 2.2%, repaid $718M of debt at an effective rate of 4.2% of which $613M was paid off early substantially improving our liquidity	**$1.1B** $1.1 Billion of liquidity (consisting of amounts available to be drawn on our credit facilities and cash on hand) as of year-end
4.5x Consolidated Fixed Charge Coverage[a]	**2.9%** weighted average interest rate and 8 years weighted average to maturity with respect to $5.0B of outstanding debt as of year-end

*We present reconciliations of certain non-GAAP financial measures to their most directly comparable US generally accepted accounting principles (GAAP) measures in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Apartment Community Operations" in our 2020 Annual Report, including reconciliations of net income/loss reported under GAAP to NOI, FFO, FFO as Adjusted and FFOA, as well as additional information about non-GAAP measures.

[a] We present reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures, as well as additional information, in "Definitions" on page 109.

3. Portfolio Composition

Our diversified portfolio across markets, price points, and product types is a differentiating factor, appeals to a wide renter and investor audience, provides for more markets to invest in and overlay our operating platform onto, and lessens volatility in long-term same-store growth, cash flow growth, and total shareholder return to deliver a full-cycle investment that generates both growth and stability.



Multiple Price Points

our portfolio features homes at multiple price points across our markets with homes from below $1,000 per month to a select few homes priced at over $10,000 per month

37%/63%

of NOI generated by urban vs. suburban homes

Geographic Diversification

we operate in 21 coastal and sunbelt markets

55%/45%

of our homes are
A quality vs. B quality

4. Accretive Capital Allocation

UDR's history of disciplined capital allocation has created significant value for stakeholders over time and is a function of our ability to consider cost of capital signals and leverage our well-rounded suite of available investment options. Our diversified portfolio allows us to seek returns where others cannot, and our willingness and ability to pivot toward the investment opportunity that generates the highest risk-adjusted IRR and the greatest earnings accretion is central to UDR's capital allocation strategy.



$406.4M

Purchased
$390.2M of operating communities and a $16.2M land site for future development

$287.6M

Sold
$287.6 of operating communities that had exhausted their value creation potential to reinvest into well-located communities

$213M
Commenced
construction of two wholly-owned communities expected to contain 705 homes with an anticipated total development cost of $213M

$62.8M
Invested
$62.8M invested in Developer Capital Program transactions

5. A Strong, Diverse, Innovative Culture

Our culture is achievement-based, goal-oriented, forward-thinking, and driven by innovation and technology. These principles support an empowered, merit-based structure that rewards strong financial results while also mandating accountability and respect for all. Our diversity, equity and inclusion initiative is designed to help assure continued high levels of associate engagement in the future. High associate engagement levels are one of the reasons it is possible for UDR to consistently deliver financial results, which in turn allow us to provide the tools our associates need to take advantage of career mobility, which helps generate long-term cash flow growth and total return to our shareholders, and deliver superior customer service to our residents. These accomplishments are achieved in concert with UDR being a responsible steward of the environment, a socially conscious corporate citizen, and a promoter of sound corporate governance.

Environmental

On-Line Leasing 95% of leases were completed on-line in 2020	**Awarded** National Apartment Association 2020 Excellence in Technology Award and named Smart Buildings Innovator of the Year by Logical Buildings for the second consecutive year	**SmartHomes** Installed SmartHome technology packages in 41,219 homes as of year end
Sustainability Goals We have developed and published in our Corporate Responsibility Report specific short and long-term sustainability goals that are relevant to our business and our assets	**Water Use Reduction** Installation of smart irrigation controllers has resulted in a reduction of 10,503,234 gallons of water for irrigation over the past two years	**Renewable Energy** In 2020 we purchased Green-e certified renewable energy credits representing 13,449,000 kWh of energy usage representing an increase of 469,000 kWh over 2019

Social and Community Engagement

Revised Culture Statement Revised and published our culture statement and launched our associate culture website	**DEI** Formalized our diversity, equity and inclusion initiative including an all associate survey and focus groups	**132,960 Hours** Provided each associate with up to 80 hours of additional paid time off in connection with the COVID-19 pandemic
Mental Health Created and distributed a brochure to all associates outlining mental health resources available to them under our benefit plans	**29 Months** Increased by 3% the average amount of time residents live at our communities to 29 months	**12% Increased** our Net Promoter Score by 12% since January 2019

Governance

Corporate Responsibility Report Published our second Corporate Responsibility Report and increased our GRESB survey score by 53% to 83	**"A" Rating** Achieved an "A" rating on our GRESB Public Disclosure for the second consecutive year and our score of 97 was the highest in our GRESB determined comparison group	**Low-Risk** Classified "Low-Risk" by Sustainalytics ESG Risk Rating Report and improved our Risk Rating Score by 5 points over 2019 (one of two multifamily REITs that improved their score)

TOP OF MIND ISSUES

As described further within this proxy statement we regularly interact with our shareholders and other stakeholders, having had 517 total interactions with shareholders (representing 84.1% of our outstanding common stock), including 50 representatives of the stewardship or governance functions of 29 of our shareholders (representing 44.3% of our outstanding common stock), in 2020 and early 2021. Set forth below are issues that are most commonly topics of discussion in such engagements and brief descriptions of what we have done to address them.

COVID-19

As with other businesses across the globe, the COVID-19 pandemic negatively impacted our business as well as our residents, associates, and communities in a wide variety of ways during 2020. Addressing these impacts required targeted responses including measured and intentional actions to assist our residents and our associates with a focus on protecting, to the extent we could, the health and well-being of our residents and our associates.

With respect to our residents, we enhanced our cleaning protocols and improved air quality protocols. To help address our residents' mental wellness and foster personal engagement amidst social distancing requirements, we coordinated virtual social and entertainment opportunities such as trivia contests and cooking classes. In addition, to assist with financial impacts we offered payment plans, as well as payment options such as payment by credit card or installment payments, while waiving associated fees. We also created processes to assist residents in applying for applicable rent assistance programs. Our Next Generation Operating Platform allowed us to expand the number of activities residents and prospective residents could accomplish in a self-service, no-contact manner at the time of their choosing, including the ability to make amenity reservations and log maintenance requests, among others. We substantially increased the availability of self-guided tours and added the capability for virtual community tours, allowing a UDR leasing associate to virtually "walk" prospective residents around a community through on-line interaction.

With respect to our associates, we sourced and provided personal protective equipment and provided additional cleaning supplies. In addition, we offered additional paid time off for COVID-19 reasons, one-time financial bonuses, flexible work schedules, work-from-home optionality, vacation time buy-out programs, mental wellness programs, and other benefits that assisted our associates and their families in addressing COVID-19 challenges. Senior management also communicated frequently with our associates (initially weekly and then less frequently) through Company-wide telephonic calls and virtual meetings and webinars. The goal was to ensure that our associates understood how the Company was addressing the challenges presented by the pandemic, and to provide an open forum where they could express concerns to or ask questions directly of leadership. We did not furlough or layoff any of our associates due to COVID-19.

Interaction between management and the board also increased. Additional board meetings were held virtually during 2020 so that board members had a full understanding regarding what the Company was doing to address the impact of COVID-19 and could efficiently exercise their oversight responsibilities. See page 45.

Environmental, Social, and Governance ("ESG")

ESG remains a cornerstone of how we operate our business and invest our capital, not only because strong corporate citizenry is important to our stakeholders, but because focusing on it makes solid economic and business sense.

Environmental - Sustainability/Climate Change

Sustainability issues and climate change directly impact the long-term viability of our assets and the markets in which they are located. However, in our view "sustainable" does not end with widely utilized metrics such as resource conservation (e.g., electricity, water, and renewable energy usage, emissions, recycling efforts, etc.) and their associated cost savings, but also encompasses topics such as how our buildings impact our residents and the communities in which they are located. For example, we account for the "walk," "public transit," and "bike" scores of a community when making investment decisions, both on new developments and when acquiring operating assets to better assess these impacts. While we have measured and considered various sustainability metrics for many years, in 2019 we began an effort to explicitly disclose our sustainability metrics, goals, efforts, and accomplishments. We also undertook the task of more formally reporting and disclosing these items to our stakeholders to provide them with a deeper understanding of our efforts. In 2020 we released our second Corporate Responsibility Report, available on our website under "Corporate Social Responsibility/Corporate Responsibility Report", which included enhanced disclosure including (1) Sustainability Accounting Standards Board ("SASB") real estate specific disclosures with respect to energy management, water management, management of tenant sustainability and climate change adaption, and (2) Task Force for Climate-related Financial Disclosure ("TCFD") focal points such as climate-related management, along with the Global Reporting Initiative ("GRI") disclosures included in our inaugural report. Our efforts resulted in UDR receiving a GRESB Public Disclosure rating of "A", a disclosure score of 97, which was the highest within our GRESB determined comparison group, and an overall survey score of 83, which resulted in a "4 Star" designation from GRESB and our being named a top ESG performer among global real estate firms.

We believe climate change related risks are growing in importance and in recognition thereof, in 2020 we engaged two third-party consultants to provide climate change risk data for each of our assets and all the markets in which we operate. In our property-level and market analyses, we assessed both long-term and event-driven climate change risk through variables such as heat stress, water stress, sea level rise, flooding risk, hurricane risk and earthquake risk. We used these findings to segment our portfolio by relative "riskiness" to better focus our efforts on high-risk markets and communities that require further analysis. Lastly, these risks are considered by our board as part of their oversight of enterprise risk management.

The assessment results are also considered as we make decisions with respect to capital investments in our owned assets (for example, whether to "harden" an asset against sea level rise or xeriscape a property to conserve water) as well as market-level investment and divestment decisions (for example, markets or sub-markets in which to invest and markets that we may exit) within our portfolio strategy process. We presented the results of such assessments, together with our strategy and plan surrounding climate change, to our board and engaged in extensive dialogue on the topic at board meetings throughout 2020. We intend to provide regular climate change risk updates to the board in the years ahead, so that they are fully informed of the risks we may face and can actively oversee such risks. In 2020, the Company also engaged a third-party expert to present thoughts regarding climate change risks to management and the board.

Greenhouse gas emissions and carbon-footprint are important globally and are areas that we believe may be focal points for increased future regulation. Accordingly, in 2020 we measured the Scope 1 and 2 greenhouse gas emissions at each asset in our portfolio. Our aggregate Scope 1 and Scope 2 emissions are reported in our Corporate Responsibility Report. These assessments, in addition to the planned incorporation of estimated Scope 3 emissions in 2021, will be updated annually to (1) enable evaluation of usage patterns over time, (2) allow us to monitor year-over-year emission reductions due to capital investments we have previously made, (3) allows us to measure progress against our GHG reduction goal set forth in the Corporate Responsibility Report, and (4) provide insight into how and where we can further lower our carbon footprint through additional energy conservation investments. When evaluating existing properties for acquisition we also perform, as part of our due diligence process, site assessments and property condition assessments, the results of which, in part, are used to assess opportunities to improve building energy usage. See pages 46 through 47.

Social - Human Capital

We have increased our disclosure of human capital related efforts in this proxy statement. See pages 42 through 45. Our associates and their collective engagement are a key driver of our success and ability to execute our strategic plan. Accordingly, we emphasize hiring and retaining associates with necessary skills while also fostering a culture that encourages inclusion and innovation. To ensure that we provide our associates the tools they need to succeed and drive our success, we have established a wide-ranging training program, which also fosters career mobility opportunities. In 2020, we enhanced the training available to our associates, both through a more robust set of mandatory learning modules as well as the expansion of our library of elective training courses. Regarding UDR's culture, in 2020, we updated our culture statement and launched an associate-facing website devoted to our cultural values to ensure our associates understand our values and have an opportunity to participate in their evolution. Diversity, equity and inclusion ("DEI") are also important in the hiring and retaining of associates and to our business generally. Accordingly, beginning in 2020 and continuing into 2021, we are formalizing our DEI efforts and have created a committee dedicated to overseeing those efforts. In addition, we have created a high-level DEI strategy and more focused implementation plan, both of which have been discussed with the board. Pursuant to the plan, we retained a third-party consultant with the appropriate expertise to survey all UDR associates on DEI topics. Our consultant then conducted focus groups with UDR associates at all levels of the Company to ensure we have the appropriate feedback and information to help guide our efforts. Based on the results of the survey and focus groups, we are creating programs designed to specifically target and therefore strengthen our DEI efforts. The results should also help us to create DEI-related goals against which we can measure our progress, which will be reported to the board at least annually. Last, understanding that our associates' mental well-being is important, in 2020 we created and distributed to all associates a brochure outlining mental health resources available to them under our benefit plans. As further described below, we also include metrics in our short-term compensation program for the "Health of the Workforce" and for ESG/DEI. In addition, we report to the board on human capital issues on a regular basis.

Governance

Similar to recent years, we made governance-related changes in 2020. In October, Diane M. Morefield was appointed to the board, furthering our board refreshment efforts. Thirty-three percent (33%) of our board is now comprised of female directors. In addition, in early 2020 our board formally adopted a "Rooney Rule" with respect to board refreshment and to enhance third-party led search efforts related to succession planning for the role of chief executive officer. While we have always considered board and senior officer candidates with a wide variety of backgrounds and traits, the explicit inclusion of this rule in our governance documents formalizes our efforts to increase diversity amongst our board and senior officer ranks.

In addition, in early 2021 we adopted changes to certain of our governance documents including a change to the charter of the Governance Committee to provide that the Governance Committee will assess our disclosure of ESG matters, including reviewing any annual reports published with respect to such matters. See pages 24 through 36.

Compensation

Over time, we have enhanced the framework used to align short-term and long-term executive compensation with business results, including tying specific compensation metrics to our business plan. However, executive compensation remains a primary topic of conversation with our shareholders and other stakeholders each year. In response to comments we have received, and in connection with the approval of the Amended and Restated 1999 Long-Term Incentive Plan (see Proposal No. 4), we are changing certain features of our incentive compensation plan in 2021. These changes include replacing a "single-trigger" acceleration provision upon a change of control with a "double-trigger" provision and, generally, requiring all equity grants to have a minimum vesting period of 12 months. Also, for 2021, we added an ESG/DEI metric to our short-term incentive program for senior officers, including our named executive officers, to tie a portion of their compensation to our results with respect to our ESG and DEI efforts. The new ESG/DEI metric complements the Health of the Workforce metric added in 2019. See discussion starting on page 48.

Executive Compensation Highlights

Say-on-pay approved every year since it was first introduced in 2011; over the last five years, shareholder support for the vote on executive compensation has averaged 87%.

Focus on Variable Pay Linked to both Short-Term and Long-Term Performance



CEO Total Direct Compensation

- Base Salary 12%
- Short-Term Incentive 22%
- Long-Term Incentive 66%

12%	88%
Fixed	Variable

Named Executive Officers' Total Direct Compensation

- Base Salary 24%
- Short-Term Incentive 29%
- Long-Term Incentive 47%

24%	76%
Fixed	Variable

Focus on Performance-Based Compensation

Our focus on equity-based compensation, together with our robust CEO and executive stock ownership guidelines of 110,000 shares for the CEO and the President, 50,000 shares for any Executive Vice President and 20,000 shares for any Senior Vice President, assist in creating long-term alignment with our shareholders.

Compensation Framework

	Salary	Short Term Incentive Plan	Long Term Incentive Plan
Who Receives	All Named Executive Officers	All Named Executive Officers	All Named Executive Officers
When Received	Annually	Annually, generally in February of the year following the end of the performance period	Annually, generally in February of the year following the end of the applicable performance period
Form	Cash	Cash or Equity (decision made by executive in prior year)	Equity
Performance Period	Continuous	1 Year	Typically 3 Years for 70% of Award; 1 Year for 30% of Award
How Payment Determined	Committee Judgment	Performance Metrics for 70%; Individual Performance for 30%	100% Performance Metrics

Due to the high percentage of the compensation of our named executive officers that is variable and based on the performance of the Company, the effects of the COVID-19 pandemic negatively impacted the compensation earned by our named executive officers in 2020 (see page 57).

Corporate Governance Highlights

Shareholder Engagement

In 2020 and early 2021, we had 517 interactions with our investors through meetings and property tours, representing ownership of approximately 84.1% of our outstanding common stock. In addition, we proactively contacted the governance or stewardship departments of 110 of our investors and received responses from and had engagement meetings with representatives of 29 of such departments, representing ownership of approximately 44.3% of our outstanding common stock.

Proxy Access

The Company's Amended and Restated Bylaws ("bylaws") include a proxy access provision, which permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director candidates constituting up to 20% of the board.

Majority Voting

The Company's bylaws specify a majority voting standard in uncontested director elections, which incorporates a director resignation policy for any director who does not receive the requisite vote.

Bylaw Amendment

Prior to our 2018 annual meeting, we reached out to shareholders holding approximately 74% of our outstanding common stock regarding a proposed amendment to our bylaws. Following such discussions, we amended our charter and our bylaws to provide that a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, may propose binding amendments to our bylaws. In order to implement the amendment to our bylaws we were required to amend our charter, which previously provided that our bylaws could only be amended by our board. The amendment to our charter received the approval of 74% of the votes cast.

Succession Planning

We remain focused on refreshing the membership of the board. Over the past seven years, we have added five new independent directors to the board, most recently including the addition of Diane M. Morefield in 2020, Clint D. McDonnough in 2016, and Mary Ann King in 2015.

To formalize our commitment to seeking diverse candidates for open board positions, in early 2020 our board adopted modifications to our Statement on Corporate Governance and our Nominating Committee Charter to enhance such documents by adopting a "Rooney Rule" specifically requiring that diverse candidates, based on gender and ethnicity, be included in the initial pool for any external search for director candidates and any external search for a Chief Executive Officer, and to further provide that any search firm used for conducting any such search is required to include such candidates in its initial pool of candidates. While our board has always considered diverse candidates in such searches, these modifications formalize our continued commitment to diversity.

We also focus on the development of our executive management team. Effective January 1, 2021 two Vice Presidents were promoted to Senior Vice Presidents and the titles and roles of other members of management were changed. In 2019, the board appointed Jerry A. Davis to President – Chief Operating Officer and five Vice Presidents were appointed to Senior Vice President. Further, over the three years ending December 31, 2020, 740 of our associates were promoted, building a deeper and more diverse associate pool. Of associates that were promoted to the positions of community director or director, or a higher job classification, over such three year time period, 60% were female and 15% were of ethnic backgrounds other than White.

We have also formalized our efforts with respect to diversity, equity, and inclusion for the Company. Our efforts have been discussed with our board and include formation of a committee dedicated to overseeing our efforts in this area, engagement of a consultant with expertise in the area to help guide our efforts, and an all associate survey to help identify potential areas of focus.

Lead Independent Director

In 2017, our board determined that it was appropriate to appoint our Chief Executive Officer and President, Thomas W. Toomey, as Chairman of the Board, and, in connection therewith, to appoint James D. Klingbeil as Lead Independent Director in accordance with our governance standards. Such appointments were effective January 1, 2018.

Corporate Responsibility

Because of its importance to our stakeholders including our associates, residents and investors, we have made corporate responsibility a part of our culture. Building on our efforts in 2019 and previous years, we had many successes in this area in 2020. In 2020 we again reported to GRESB and based upon our submission we received a survey score of 83 and, for the second consecutive year, a GRESB Public Disclosure rating of "A". Our survey score of 83 resulted in our earning a "4 Star" designation from GRESB, and our disclosure score of 97 was the highest within the GRESB determined comparison group. In addition, in October of 2020 we published our second annual Corporate Responsibility Report. The 2020 report was significantly enhanced by the inclusion of SASB real estate specific disclosures with respect to energy management, water management, management of tenant sustainability, and climate change adaption as well as the addition of the TCFD framework enhancing our disclosure around climate-related management. In addition, in 2020 we obtained, and published in our Corporate Responsibility Report, independent third party assurance that our processes for measuring, compiling, and reporting primary electric, gas, water, and GHG-based metrics are accurate and complete.

We take an inclusive approach to corporate responsibility, addressing not only governance, see pages 24 through 36, but also the impact that our efforts have on the lives of our associates and our residents and the communities of which we are a part, as well as the impact of our apartment communities on the environment. Some highlights with respect to our associates and residents are set forth elsewhere in this proxy statement, see pages 42 and 46. In particular, in 2020 we formalized our approach to diversity, equity and inclusion and revised our culture statement and associate communication with respect to our culture and we include metrics in our short-term compensation program for senior management that are based on our success in these areas. With respect to our communities, for a number of years we have considered environmental impacts when making decisions regarding acquisitions, development and re-development.

COVID-19 Pandemic

The COVID-19 pandemic negatively impacted not only our business, but also our residents and associates, and required targeted and intentional responses. With respect to our residents, we worked with those residents who experienced financial hardship by, among other things, providing payment plans, allowing for payment by credit card without an additional fee, providing installment payment options without an additional fee, and, in certain markets, waiving late fees and foregoing rent increases. We also have created processes to assist residents who qualify in seeking governmental rent assistance funds. In addition, we enhanced our cleaning protocols, provided residents with opportunities to participate in virtual activities, and, using technologies incorporated into our Next Generation Operating Platform, expanded services available to residents and potential residents in a non-contact manner, for example by expanding the activities available to be completed on our app and by increasing the use of self-guided tours and adding virtual tours. With respect to our associates, we offered additional time-off, one-time bonuses, flexible work schedules, work-from-home options, vacation buy-out programs, mental wellness programs and other benefits to assist with addressing the impacts of COVID-19 on associates and their families. We also utilized our governmental affairs group, which was formed in early 2020, to track and report on a daily basis legislation and regulation on federal, state and local levels to help ensure we were aware of the rapidly changing regulatory landscape.

PROXY SUMMARY

This summary highlights selected information about the items to be voted on at the annual meeting. This summary does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

Meeting Agenda and Voting Recommendations

Proposal 1

 Election of 9 Directors

The Board recommends a vote FOR each of the director nominees.

- Diverse slate of directors with broad leadership experience.
- All candidates are highly successful executives with relevant skills and expertise.
- Average director tenure of 11.8 years with 8 of 9 directors to be voted upon independent of management.

→ See pages 16-23 for further information

Our Existing Board

Name	Principal Professional Experience [1]	Years of Tenure	# of Other Public Company Boards	Committee Memberships [2]				
				AC	CC	GC	NC	EC
Katherine A. Cattanach	General Partner of INVESCO Private Capital, Inc.	15	0	▮		▮		▮
Jon A. Grove	Chairman, President and CEO of ASR Investments Corporation	23	0		▮			
Mary Ann King	Co-Head of Financial Services and Head of Institutional Sales of Berkadia	6	0	▮		▮		
James D. Klingbeil[3]	Chairman and CEO of Klingbeil Capital Management and The Klingbeil Company	23	0				C	C
Clint D. McDonnough	Office Managing Partner for Ernst & Young LLP's Dallas office	5	1	C			▮	
Robert A. McNamara	Group Chief Risk Officer of Lend Lease Corporation	7	1		▮	C	▮	
Diane M. Morefield[4]	Executive Vice President, Chief Financial Officer of CyrusOne	0	1	▮		▮		
Mark R. Patterson	President of MRP Holdings LLC	7	3			C	▮	
Thomas W. Toomey[5]	Chairman and CEO of UDR, Inc.	20	0					▮

(1) The professional experiences listed for Dr. Cattanach, Messrs. Grove, McDonnough and McNamara, and Ms. Morefield are these nominees' former principal occupations.

(2) Committee assignments for the period from the 2021 annual meeting to the 2022 annual meeting will be made after the annual election of directors at the 2021 annual meeting.

(3) Lead Independent Director.

(4) Ms. Morefield was appointed to the Board of Directors in October 2020.

(5) Chairman and Chief Executive Officer.

> KEY: AC = Audit and Risk Management Committee   CC = Compensation and Management Development Committee   GC = Governance Committee
>
> NC = Nominating Committee   EC = Executive Committee   ▮ = Member   C = Chair

Information About Our Board And Committees (Page 34)

	Number of Members	Independent	Number of Meetings During 2020
Full Board of Directors	9	88.9%	8*
Audit and Risk Management Committee	4	100.0%	8
Compensation and Management Development Committee	3	100.0%	6
Governance Committee	4	100.0%	4
Nominating Committee	4	100.0%	1*
Executive Committee	3	66.7%	0

_____

* Also acted by unanimous written consent during the year.

The number of meetings of the board as well as communication to the board increased in 2020 as a direct result of COVID-19.

GOVERNANCE HIGHLIGHTS (Page 24)

UDR has a history of strong corporate governance guided by three primary principles – dialogue, transparency and responsiveness. The board has adjusted our governance approach over time to align with evolving best practices, drive sustained shareholder value and best serve the interests of shareholders.

Shareholder Rights
- ☑ Annual election of all directors
- ☑ Majority voting in uncontested director elections
- ☑ Proxy access for eligible director candidates nominated by eligible shareholders
- ☑ No shareholder rights plan (poison pill)
- ☑ Confidential voting
- ☑ No material restrictions on shareholders' right to call a special meeting
- ☑ Active shareholder engagement with holders of approximately 84.1% of outstanding shares in 2020 and early 2021
- ☑ Ability for shareholders to propose binding bylaw amendments

Independent Oversight
- ☑ Strong Lead Independent Director role with clearly articulated responsibilities
- ☑ Audit, Compensation, Governance and Nominating Committees consist entirely of Independent Directors
- ☑ All directors are independent, except the Chairman and Chief Executive Officer
- ☑ Independent directors meet regularly in executive session

Good Governance
- ☑ Extensive board dialogue with formal processes for shareholder engagement and frequent cross-committee and board communications
- ☑ Annual board and committee self-evaluations
- ☑ Annual individual director evaluation process
- ☑ Periodic continuing education for directors
- ☑ All directors attended at least 75% of meetings held
- ☑ Policies requiring the initial pools of candidates for the board of directors and external searches for a Chief Executive Officer to include diverse candidates
- ☑ Annual advisory approval of named executive officer compensation
- ☑ Robust Code of Business Conduct and Ethics, and Code of Ethics for Senior Financial Officers
- ☑ Stock ownership guidelines for executive officers and directors
- ☑ Prohibition on hedging transactions
- ☑ Pledging transactions prohibited without prior approval
- ☑ Policy on recoupment of performance-based incentives
- ☑ No employment agreements with executives
- ☑ Annual ESG reporting
- ☑ Double-trigger acceleration of vesting in the event of a change in control
- ☑ Twelve month minimum vesting on awards generally
- ☑ Board and committee oversight of material risks, ESG and human capital management

Independent Registered Public Accounting Firm

The Board recommends a vote FOR ratification of Ernst & Young LLP for 2021.



- Independent firm with few ancillary services and reasonable fees.
- Significant industry and financial reporting expertise.

→ See page 89 for further information

Ernst & Young LLP, independent registered public accounting firm, served as our auditors for fiscal 2020. Our Audit Committee has selected Ernst & Young LLP to audit our financial statements for fiscal 2021. Although it is not required to do so, the board is submitting the Audit Committee's selection of our independent registered public accounting firm for ratification by the shareholders at the annual meeting in order to ascertain the view of our shareholders regarding such selection. Below is summary information about Ernst & Young's fees for services during fiscal years 2020 and 2019:

Description of Services	2020	2019
Audit Fees	$ 1,512,986	$ 1,813,186
Audit-Related Fees	—	—
Tax Fees	36,928	106,539
All Other Fees	—	—
TOTAL	**$ 1,549,914**	**$ 1,919,725**

Proposal

3



Say-on-Pay: Advisory Vote on the Compensation of the Named Executive Officers

The Board recommends a vote FOR this proposal.

- Independent oversight by our Compensation and Management Development Committee, with the assistance of an independent consultant.
- Executive compensation comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation, and is determined based on the consideration of a number of factors described in more detail in "Executive Compensation — Compensation Discussion and Analysis."
- Executive compensation that is competitive with our peers and that is structured to be aligned with total return to shareholders and our strategy.
- Our total shareholder return compares favorably to the peer group.

→ See page 90 for further information

Executive Compensation Matters (Page 48)

We are requesting your non-binding vote to approve the compensation of our named executive officers as described on pages 48 through 86 of this proxy statement. The goals for our executive compensation program are to (i) attract, retain and motivate effective executive officers, (ii) align the interests of our executive officers with the interests of the Company, our shareholders, our associates and our residents, (iii) incentivize our executive officers based on clearly defined performance goals and measures of successful achievement, and (iv) align market competitive compensation with our long-term and short-term performance.

Our shareholders have consistently supported our executive compensation program. At our 2020 Annual Meeting of Shareholders, 83% of the votes cast were voted in favor of our resolution seeking advisory approval of our executive compensation. Over the last five years, shareholder support for our advisory vote on executive compensation has averaged 87% (with no year below 83%). While we have consistently had strong shareholder support for our executive compensation program, we do continue to engage in a dialogue with shareholders on executive compensation issues. We will continue to consider the outcome of future advisory votes on executive compensation when establishing the Company's compensation programs and policies and making compensation decisions regarding our named executive officers. With respect to awards made in 2021 and thereafter, subject to shareholder approval (see Proposal No. 4), we have made changes to our compensation programs in part due to feedback we have received from shareholders. These changes include adding a "double-trigger"" acceleration provision in connection with a change of control and adding a minimum 12 month vesting provision, subject to specific exclusions.

Proposal

4

Approval of Amended and Restated 1999 Long-Term Incentive Plan

 The Board recommends a vote FOR this proposal.

- The 1999 Amended and Restated 1999 Long-Term Incentive Plan has not been submitted to stockholders for approval since 2014.
- Increase the number of shares available for issuance from 19,000,000 to 35,000,000.
- Provide for double-trigger acceleration of vesting in connection with a change of control with respect to grants made in 2021 and thereafter.
- Provide for a minimum vesting period of one year, subject to certain exceptions described below, with respect to grants made in 2021 and thereafter.

→ See page 91 for further information

Our Use of Abbreviations: We use a number of abbreviations in this proxy statement. We refer to UDR, Inc. as "UDR," "the Company," "we," "us" or "our" and to our board of directors as the "board." The term "proxy materials" includes this proxy statement, as well as the enclosed proxy card. References to "fiscal 2020" and "fiscal 2021" mean our 2020 fiscal year, which began on January 1, 2020 and ended on December 31, 2020, and our 2021 fiscal year, which began on January 1, 2021 and will end on December 31, 2021, respectively. We refer to the Audit and Risk Management Committee as the "Audit Committee." We refer to the Compensation and Management Development Committee as the "Compensation Committee." We refer to the U.S. Securities and Exchange Commission as the "SEC" and we refer to the New York Stock Exchange as the "NYSE." Our 2021 Annual Meeting of Shareholders to be held on May 27, 2021 is simply referred to as the "meeting" or the "annual meeting."

PROPOSAL NO. 1 ELECTION OF DIRECTORS

The nine individuals listed below, each of whom is currently a member of the board, have been nominated for election to the board at the 2021 annual meeting of shareholders. If any of the nominees is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee who is designated by the present board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. The directors elected will hold their respective offices until the next annual meeting of shareholders or until their successors are elected and qualified.

Each nominee brings a strong and unique background and set of skills to our board, giving the board as a whole competence and experience in a wide variety of areas of value to the Company, including corporate governance and board service, executive management, corporate finance and financial markets, real estate investment and the real estate industry and civic leadership. For each of our director nominees, set forth below are the specific experience, qualifications, attributes or skills that led the board to conclude that the person should serve as a director for the Company. There is no family relationship between any of our directors or executive officers.

Board Expertise

At UDR, we believe that diversity of background and perspective is an important attribute of a well-functioning board. Collectively, the members of our board standing for election embody a range of viewpoints, backgrounds and expertise. Currently, 33% of the members of our board are women and, while our board does not currently have members who represent underrepresented populations, all recent searches have included ethnically diverse candidates (utilizing search firms with specific expertise with underrepresented populations) and we have adopted a "Rooney Rule" for all board searches. The diversity of our board will continue to be a point of focus in connection with our board refreshment efforts.

12% / 88% Current or Former CEOs	44% / 56% Current or Former Public Company Officer
44% / 56% Construction and Development Expertise	44% / 56% Professional Certification

■ % of Directors with Expertise

Core Competencies

Strategic Oversight	100% of Directors
Stockholder Advocacy	100% of Directors
Corporate Governance	100% of Directors
Real Estate Experience	100% of Directors
Financial Expertise	100% of Directors
Risk Assessment and Management	100% of Directors

Key Board Facts



Diversity/Gender	33%	Average Tenure	11.8 Years	Independence	88.9%
Diverse		0-5 Years		Independent	
Other		6-15 Years		Not Independent	
		16+ Years			



KATHERINE A. CATTANACH, PH.D.

Age: 76

UDR Board Service
- Tenure: 15 years (2006)
- Audit Committee
- Executive Committee
- Governance Committee

Independent

Professional Experience
- Former General Partner of INVESCO Private Capital, Inc. (formerly Sovereign Financial Services, Inc.), a company specializing in private equity investments, from 1987 to 2005.

Relevant Skills
- Currently a member of the Institute of Chartered Financial Analysts.
- Has a strong background in both business and academia, and her expertise in investments and finance is recognized nationally and internationally.
- Has executive management experience, having served as Founder and Chief Executive Officer of Sovereign Financial Services, Inc. and as Executive Vice President of Captiva Corporation.
- Has a Ph.D. in Finance and has served on the faculty of the College of Business at the University of Denver and as an Associate Professor of Finance at the University of Denver's Graduate School of Business.

Other
- Former Secretary and a member of the Board of Trustees of Great Outdoors Colorado. She is active in, and serves as a member of, numerous charitable organizations.
- Member of the board of directors and chair of the audit committee of Great West Trust Company.
- Extensive civic leadership, including the Colorado Commission on Higher Education, the Governing Board for the Colorado State University System, the Foundation for Metropolitan State College, the Board of Trustees for the Colorado Chapter of the Nature Conservancy and the Board of Trustees for the Yellowstone Association.
- From 2005 to March 2006, she served as a director and member of the audit and compensation committees of Collect America, Ltd.
- Has served as a member of several corporate boards and board committees and on several partnership advisory boards.



JON A. GROVE

Age: 76

UDR Board Service
- Tenure: 23 years (1998)
- Compensation Committee

Independent

Professional Experience
- Former Chairman, President and Chief Executive Officer of ASR Investments Corporation from its organization in 1987 until our acquisition of ASR in 1998.
- Former Chairman and director of American Southwest Holdings, LLC and SecurNet Mortgage Securities LLC.

Relevant Skills
- From 1987 to 1998, served as the Chairman, President and Chief Executive Officer of a publicly traded real estate investment trust that owned and operated apartment communities.



MARY ANN KING

Age: 68

UDR Board Service
- Tenure: 6 years (2015)
- Audit Committee
- Governance Committee

Independent



JAMES D. KLINGBEIL

Age: 85

UDR Board Service
- Tenure: 23 years (1998)
- Lead Independent Director
- Executive Committee Chair
- Nominating Committee Chair

Independent

Professional Experience
- Co-Head of Investment Sales and the Head of Institutional Sales for Berkadia, a privately-held commercial real estate firm that provides multifamily and commercial clients with a suite of services that include investment sales, mortgage banking and servicing.
- Formerly, Ms. King was the Co-Chairman of Moran & Company, a real estate brokerage firm focusing exclusively on multifamily assets and mixed-use assets with significant multifamily components, whose investment sales operations were purchased by Berkadia in January of 2021.

Relevant Skills
- Ms. King has been in the apartment industry since 1983.
- Has served three terms as a Urban Land Institute (ULI) Trustee.
- Is currently a member of the National Multifamily Housing Council's Executive Committee.
- Previously served on the National Multifamily Housing Council's Leadership Team from 2000 to 2008 and was Chair of that organization from 2006 to 2008.

Other
- Over the Rainbow Association – Member of the Board of Directors, Member of the Executive Committee and Development Committee and Member and Chairman of the Association's LIFE Fund.
- Member of the Advisory Council of Sack Properties.
- Full Member of ULI and Member of MFC-Blue Product Council; former Trustee from 2012-2015 and former Product Council Counselor for all four Multifamily Product Councils.

Professional Experience
- Lead Independent Director since January 2018.
- Chairman of the Board of Directors from March 2010 to December 2017 and Vice Chairman of the Board from October 2000 until March 2010.
- Chairman of Klingbeil Capital Management and The Klingbeil Company.
- Chairman and Chief Executive Officer of American Apartment Communities II from 1995 until its merger with the Company in December of 1998.
- He currently serves as a director of numerous private companies and on the Board of Trustees of The Ohio State University. He is also the past Chairman and a lifetime member of the Board of Trustees of the Urban Land Institute and a member of the ULI Foundation Board.

Relevant Skills
- Mr. Klingbeil has been active in nearly every aspect of real estate investment, development and management for over 60 years, with a special focus on building, acquiring, managing and/or selling multifamily communities.
- Chairman and Chief Executive Officer of American Apartment Communities II, which had a value of $800 million when we acquired it in December 1998, and he has demonstrated exceptional leadership abilities as a member of our board since that acquisition.



CLINT D. MCDONNOUGH

Age: 66

UDR Board Service
- Tenure: 5 years (2016)
- Audit Committee Chair
- Nominating Committee

Independent

Professional Experience
- Managing Partner of McDonnough Consulting LLC, a consulting firm, since May 2016.
- Served 38 years for Ernst & Young LLP before retiring in June 2015.
- In his role as Office Managing Partner for Dallas, Texas, he was responsible for day-to-day practice operations.
- Prior to serving as the Office Managing Partner, Mr. McDonnough was the firm's Managing Partner of Assurance & Advisory Business Services for the Southwest Area practice. He also served as Ernst & Young's National Director of Real Estate Advisory Services.

Relevant Skills
- Served as Ernst & Young's National Director of Real Estate Advisory Services, creating a unified national real estate consulting practice.
- Has an extensive background in accounting, auditing and advisory services, having worked for 38 years with Ernst & Young LLP, including as the firm's Office Managing Partner for Dallas, Texas, as Managing Partner of Assurance & Advisory Business Services for the Southwest Practice Area and as Director of Real Estate Advisory Services.

Other
- Mr. McDonnough serves on the board of directors and is chair of the audit committee of Forterra (Nasdaq), a manufacturer of water and drainage pipe and products, and previously served on the board of directors and as chair of the audit committee of Orix USA, a diversified financial services company.
- Currently a board member of the Dallas City Council.
- Active in, and previously served on the boards of, several charitable, civic and educational organizations.



ROBERT A. MCNAMARA

Age: 67

UDR Board Service
- Tenure: 7 years (2014)
- Compensation Committee
- Governance Committee Chair
- Nominating Committee

Independent

Professional Experience
- Former Group Chief Risk Officer of Lend Lease Corporation (ASX), an international property and infrastructure firm from 2014 to 2017.
- Former Chief Executive Officer Americas of Lend Lease Corporation (ASX) from 2010 to 2014.
- Former Chairman and Chief Executive Officer of Penhall/LVI International, an environmental remediation, concrete services and infrastructure repair firm, from 2006 to 2010.
- Mr. McNamara held various positions at Fluor Corporation, a global engineering and construction company, from 1996 to 2006, including Senior Executive and Group President.
- Mr. McNamara began his career at Marshall Contractors, Inc., a general contractor, where he held various positions from 1978 to 1996, including President and Chief Operating Officer.

Relevant Skills
- Was responsible for ensuring Lend Lease achieves world's best practice in risk management and operational excellence. He also oversaw Lend Lease's Building, Engineering and Services business in Australia.
- Mr. McNamara is an accomplished senior executive with significant expertise in construction, development and real estate investment.
- He brings to the board over 35 years of experience managing global businesses in the development, design and delivery of projects in the government, institutional, infrastructure and industrial sectors in senior management positions.

Other
- Member of the Board of Directors and a member of the audit committee of Jacobs Engineering Group, Inc. (NYSE), a provider of technical, professional and construction services.
- Former Board member of several privately-held firms.
- Mr. McNamara has also served on the board of the US China Business Council and as Chairman for the Construction Industry Institute's Technology Implementation Task Force.



DIANE M. MOREFIELD

Age: 62

UDR Board Service
- Tenure: <1 year (2020)
- Audit Committee
- Governance Committee

Independent

Professional Experience
- Retired EVP and Chief Financial Officer of CyrusOne, a publicly-traded global data center REIT with revenue over $1 billion and a total enterprise value in excess of $12 billion, from 2016 through 2020.
- Former EVP and Chief Financial Officer of Strategic Hotels & Resorts, a publicly-traded hotel REIT, from 2010 to 2015.
- Prior to Strategic Hotels, Ms. Morefield was the SVP Operations of Equity Office and Chief Financial Officer of Equity International for 12 years.

Relevant Skills
- Was responsible for CyrusOne's accounting, finance, capital markets, tax, procurement and investor relations. During her tenure, she raised in excess of $13 billion of capital in numerous equity and debt transactions. She served on the executive leadership team that set strategy and oversaw the global expansion.
- Ms. Morefield is a financial and operating executive with over 35 years of experience in CFO and corporate executive roles, primarily of publicly-traded real estate companies (REITs). She has successfully led all aspects of finance organizations and has extensive experience in M&A, having been involved with multiple acquisitions and divestitures over the course of her career. Ms. Morefield's career also includes public accounting, consulting and real estate commercial banking.

Other
- Ms. Morefield currently serves on the Board of Directors of Copart Inc. (Nasdaq) where she is Chair of the Governance and Nominating Committee and a member of the Audit Committee.
- She also currently serves on the board, and is the Audit Committee Chair, of Link Logistics Real Estate, a logistics real estate portfolio owned by the Blackstone funds.
- She served six years on the Board of Directors of Spirit Realty Capital, Inc. (NYSE) and as their Audit Committee Chair.
- She has served on several other advisory and non-public boards.
- Ms. Morefield earned her BS in Accountancy from the University of Illinois and is a CPA. She has her MBA from the University of Chicago Booth School of Business.



MARK R. PATTERSON

Age: 60

UDR Board Service
- Tenure: 7 years (2014)
- Compensation Committee Chair
- Nominating Committee

Independent

Professional Experience
- Currently a real estate consultant and financial advisor and is a director and President of MRP Holdings LLC.
- From September 2010 until March 2016, Mr. Patterson was Chairman, and until January 2015, Chairman and Chief Executive Officer, of Boomerang Systems, Inc., a manufacturer of fully automated, robotic parking systems. In August 2015, Boomerang Systems, Inc. filed for bankruptcy under Chapter 11 of the US Bankruptcy Code.
- Until January 2009, Mr. Patterson was a Managing Director and the Head of Real Estate Global Principal Investments at Merrill Lynch, where he oversaw the real estate principal investing activities of Merrill Lynch. Mr. Patterson joined Merrill Lynch in April 2005 as the Global Head of Real Estate Investment Banking and in 2006 he also became the Co-Head of Global Commercial Real Estate, which encompassed real estate investment banking, principal investing and mortgage debt.
- Prior to joining Merrill Lynch, Mr. Patterson spent 16 years at Citigroup, where he was the Global Head of Real Estate Investment Banking since 1996.
- Previously, Mr. Patterson was with Chemical Realty Trust in New York from 1987 to 1989, as an Associate in the Real Estate Investment Banking group and in the Real Estate Group at Arthur Andersen in Houston, Texas from 1982 to 1985.

Relevant Skills
- Mr. Patterson has a strong background in real estate finance. During his tenure as Managing Director and Head of Real Estate Global Principal Investments at Merrill Lynch, Mr. Patterson oversaw investment banking, private equity and real estate debt.

Other
- Mr. Patterson is Chair of the board of directors, Chair of the governance committee and was previously a member of the compensation committee and the investment committee of Americold Realty Trust (NYSE), a REIT focused on temperature-controlled warehouses, serves on the board of directors and is a member of the nominating and governance committee and compensation committee of Digital Realty Trust (NYSE), a REIT focused on data centers, and serves as lead director and is a member of the governance committee of Paramount Group, Inc. (NYSE), a REIT focused on Class A office properties.
- Between 2011 and 2017, Mr. Patterson served on the board of directors and was a member of the audit, compensation and governance committees of General Growth Properties, a REIT focused on shopping malls, which was listed on the NYSE until its acquisition in 2018.
- Mr. Patterson is an Advisory Director for Investcorp International, Inc., a global private equity manager, and a Senior Advisor to Rockefeller Capital Management, a private wealth management firm.



THOMAS W. TOOMEY

Age: 60

UDR Board Service
- Tenure: 20 years (2001)
- Chairman of the Board
- Executive Committee

Professional Experience
- Chairman and Chief Executive Officer of UDR, Inc., a $20 billion, S&P 500 company, having served as Chief Executive Officer and a member of the board since joining the Company in 2001. Mr. Toomey also served as President of the Company from 2001 to 2019.
- Over his tenure, Mr. Toomey has been instrumental in repositioning UDR's portfolio, including the acquisition and disposition of approximately $20 billion in multifamily communities and development of $4 billion in multifamily communities, which has led to above average return of 12% for UDR's shareholders. As of December 2020, UDR owned or had an ownership interest in approximately 52,589 apartment homes in select markets across the U.S.

Relevant Skills
- Chairman and Chief Executive Officer of UDR.
- Prior to heading UDR, Mr. Toomey held various senior positions, including Chief Operating Officer and Chief Financial Officer, with AIMCO (NYSE), a multifamily REIT peer, which in 2020 underwent a separation and became two public companies, Apartment Income REIT Corp. and AIMCO. At AIMCO, Mr. Toomey was instrumental in transforming the company into the largest apartment owner in the U.S., growing its portfolio ten-fold over his tenure.
- Prior to AIMCO, Mr. Toomey served as a Senior Vice President with Lincoln Property Company, a multifaceted, national real estate firm, for five years.

Other
- As a leader in the real estate industry, Mr. Toomey is a Trustee and a past Global Chair of the Urban Land Institute (ULI), a Board member of the ULI Foundation, a past member of the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT), on the Executive Committee of the National Multi Housing Council (NMHC), a member of The Real Estate Roundtable and is past Chair and a current Trustee of the Oregon State University Foundation.
- Mr. Toomey served on the board of directors and was a member of the audit committee of The Ryland Group, Inc. (NYSE), a home builder, from December 2013 until its merger with Standard Pacific in October 2015.

Vote Required and Board of Directors' Recommendation

The affirmative vote of a majority of the votes cast is required for the election of a director in an uncontested election. A majority of the votes cast means that the number of shares voted "for" a director's election exceeds fifty percent of the total number of votes cast with respect to that director's election. If an incumbent director does not receive a majority of the votes cast for his or her election, the director is required to tender his or her resignation for the consideration of the board. See "Corporate Governance Matters – Majority Voting Standard for Uncontested Director Elections."

 **Our board recommends that the shareholders vote "FOR" the director nominees listed above.**

CORPORATE GOVERNANCE MATTERS

Corporate Governance Overview

We believe that effective and transparent corporate governance is critical to our long-term success and our ability to create value for our shareholders. We frequently review our corporate governance policies, monitor emerging developments in corporate governance and enhance our policies and procedures when our board determines that it would benefit our Company and our shareholders to do so.

We maintain a corporate governance page on our website that includes key information about UDR's corporate governance, including our:

- Statement on Corporate Governance;
- Code of Business Conduct and Ethics;
- Code of Ethics for Senior Financial Officers;
- Related Person Transactions Policy;
- Amended and Restated Insider Trading Policy;
- Recoupment of Performance-Based Incentives Policy;
- Executive Stock Ownership Guidelines;
- Charter of the Audit Committee;
- Charter of the Compensation Committee;
- Charter of the Governance Committee; and
- Charter of the Nominating Committee.

All of these documents can be found by accessing the "Investor Relations" page at ir.udr.com and then clicking on "Corporate Governance" and "Governance Documents." The documents noted above will also be provided without charge to any shareholder who requests them. Any changes to these documents, and any waivers granted by us with respect to our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers, will be posted on our website.

We believe in and follow certain principles with respect to governance as follows:

Principle 1: Boards are accountable to shareholders.	• All directors stand for election annually • Proxy access for eligible director candidates nominated by eligible shareholders • Shareholder ability to propose binding bylaw amendments
Principle 2: Shareholders should be entitled to voting rights in proportion to their economic interest.	• Each shareholder gets one vote per share • Majority voting in uncontested director elections, and directors not receiving majority support must tender their resignation for consideration by the board
Principle 3: Boards should be responsive to shareholders and be proactive in order to understand their perspectives.	• Management met with investors owning approximately 84% of shares outstanding in 2020 and early 2021 • Engagement topics included corporate strategy, sustainability and social strategy, enterprise risk management, board composition, leadership and refreshment, succession planning, ESG, culture, diversity, equity and inclusion and our executive compensation program

Principle 4: Boards should have a strong, independent leadership structure.	• Lead Independent Director with clearly defined duties that are disclosed to shareholders • Board considers appropriateness of its leadership structure at least annually • Independent Committee Chairs • Proxy Statement discloses why board believes current leadership structure is appropriate
Principle 5: Boards should adopt structures and practices that enhance their effectiveness.	• As of March 31, 2021, 88.9% of board members are independent • Annual board evaluation • Active board refreshment plan; five new board members in last seven years
Principle 6: Boards should develop management incentive structures that are aligned with the long-term strategy of the company.	• Our vote on our executive compensation program has received shareholder support averaging 87% over the last five years • Changes made to program for 2021 in response to shareholder input as described herein • Compensation Committee annually reviews and approves incentive program design, goals and objectives for alignment with compensation and business strategies • Annual and long-term incentive programs are designed to reward financial and operational performance that furthers short- and long-term strategic objectives and include metrics assessing our performance relative to that of our peers

We also monitor our corporate governance policies and practices to maintain compliance with the provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the rules of the SEC and the corporate governance rules of the NYSE. Our policies and practices meet, and in many cases exceed, the listing requirements of the NYSE, applicable SEC rules and the corporate governance requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, including:

- The board has adopted clear corporate governance policies;

- Eight of our nine current board members (and eight of the nine to be voted on at the 2021 annual meeting) are independent directors as defined by the NYSE;

- The independent directors meet without the presence of management at each regularly scheduled meeting;

- All members of the Audit Committee, Compensation Committee, Governance Committee and Nominating Committee are independent directors;

- While the Chairman and Chief Executive Officer role is combined, the board has appointed a Lead Independent Director in accordance with our Statement on Corporate Governance;

- The charters of the board committees clearly establish their respective roles and responsibilities, including their responsibilities for oversight of risks, and are reviewed annually;

- The entire board oversees and receives reports with respect to our ESG, culture and DEI efforts;

- The board has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers, and employees and that is required to be provided to agents and consultants that, among other things, prohibits bribery and other forms of corruption;

- We have a Code of Ethics for Senior Financial Officers that applies to our senior financial officers; and

- We have a hotline with a 1-800 number and a third-party anonymous reporting system at http://udr.ethicspoint.com available to all employees, and our Audit Committee has procedures in place for the anonymous submission of any employee complaint, including those relating to accounting, internal controls or auditing matters. Instructions for making a report are published in the Corporate Governance subsection of the Investor Relations page of the Company's website at ir.udr.com.

Majority Voting Standard for Uncontested Director Elections

The Company's bylaws specify a majority voting standard in uncontested director elections, which incorporates a director resignation policy for any director who does not receive the requisite vote. Under this majority voting standard, the affirmative vote of a majority of the votes cast is required for the election of a director in an uncontested election. A majority of the votes cast means that the number of shares voted "for" a director's election exceeds fifty percent of the total number of votes cast with respect to that director's election. If an incumbent director does not receive a majority of the votes cast for his or her election, the director is required to tender his or her resignation to the board. The board would then decide within 90 days following certification of the shareholder vote, through a process managed by the Governance Committee and excluding the nominee in question, whether to accept or reject the tendered resignation, or whether other action is recommended. The board would promptly publicly disclose its decision and rationale. If an incumbent director's resignation is accepted by the board, then the board may fill the resulting vacancy or decrease the size of the board in accordance with the bylaws. If a director's resignation is not accepted by the board, such director will continue to serve until his or her successor is duly elected and qualified, or his or her earlier death, resignation, retirement or removal. For the purposes of applying this majority voting standard, an election is considered "uncontested" if no shareholder provides notice of intention to nominate one or more candidates to compete with the boards' nominees in the manner required by the bylaws, or if any such shareholder or shareholders have withdrawn all such nominations at least ten (10) days prior to the filing our definitive proxy statement with the SEC. In any contested election, each director shall be elected by a plurality of votes cast, in which case each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted.

Our Commitment to Shareholder Engagement

The Company has an ongoing proactive practice of meeting with and discussing corporate governance issues with significant shareholders throughout the year. We value the insights of and feedback from our shareholders and remain committed to ongoing engagement with investors. To this end, we engage in regular outreach to enable meaningful discussion and deliver feedback to our board to help drive strategic results. In 2020 and early 2021, we engaged in direct outreach and discussions with 517 shareholders representing 84.1% of our outstanding shares including representatives of governance and stewardship functions representing 44.1% of our outstanding shares, although certain opportunities to engage with investors were curtailed due to the pandemic. Key topics of focus during such interactions included company strategy and results, technological operating and capital allocation initiatives and environmental, social and governance (ESG) matters.

- Ongoing Shareholder Outreach: Our Chairman and Chief Executive Officer, President, Chief Financial Officer, and Investor Relations team frequently meet and interact with shareholders and the investment community throughout the year. In addition, in 2020 and early 2021, we affirmatively contacted key governance / stewardship contacts at our investors to ask for engagement opportunities specific to environmental, social and governance (ESG) matters. As a result of these efforts, members of management, including our Chairman and Chief Executive Officer, Senior Advisor to the Office of the Chairman, General Counsel, Chief Financial Officer, and Investor Relations team, were able to meet and interact with key governance contacts at a number of our shareholders representing 44.1% of our outstanding shares and have in depth discussions regarding a variety of ESG matters.

- Purposeful Engagement: We seek transparent and collaborative discussions with shareholders, and our engagement with investors includes the appropriate level of senior management for the topics being discussed to ensure actionable outcomes, where appropriate.

- Regular Board Meetings: The Governance Committee, Compensation Committee, Audit Committee, and the board request and receive reports regarding shareholder engagement several times each year from UDR management. In addition to reviewing the content of such reports, our board will consider shareholders' feedback and insights.

- We also attend a variety of investor conferences annually at which we interact with shareholders throughout the year. While the schedule may vary year-to-year and in 2020 many conferences were cancelled, the conferences we attended in 2020 are as follows:
  - March 2020
    - Citi Global Property CEO Conference
  - June 2020
    - NAREIT 2020 Investor Conference (Virtual)
    - European Non-Deal Roadshow hosted by JP Morgan (Virtual)
  - September 2020
    - US Non-Deal Roadshow hosted by Citi (Virtual)
    - Evercore ISI Annual Real Estate Conference (Virtual)
    - Bank of America Global Real Estate Conference (Virtual)
  - November 2020
    - NAREIT REITWorld 2020 Annual Conference (Virtual)

Identification and Selection of Nominees for Directors

Our Nominating Committee works closely with our Chairman and Chief Executive Officer ("CEO") and Lead Independent Director (who currently serves as Chairman of the Nominating Committee) in recommending to the board criteria for open board positions, taking into account such factors as the Nominating Committee deems important, including, among others, the current composition of the board, the range of talents, experiences, expertise and skills that would complement those already represented on the board and those that would help achieve the Company's current and future goals as set forth in our strategic plan. The recommendations are then discussed by the board. In evaluating a nominee, the board, acting through our Nominating Committee, will consider, among other things, whether a potential director nominee has the time available, in light of other business and personal commitments, to perform the responsibilities required for effective service on the board. The Nominating Committee considers candidates that are suggested by members of the board, as well as management, our shareholders and any director search firm retained by the board or the Nominating Committee, using the same criteria to evaluate all candidates.

The board believes its effectiveness is enhanced by being comprised of individuals with diverse backgrounds, skills and experience that are relevant to the role of the board and the needs of our business as well as diversity with respect to gender and ethnicity. In our Code of Business Conduct and Ethics we describe diversity as embracing the following characteristics with respect to the Company as a whole, including our board: age, race, gender, nationality, physical ability, culture, religion, marital status, sexual orientation, experience and perspective. In 2020, consistent with its overall views with respect to diversity and in order to formalize our practice, the board enhanced our Statement on Corporate Governance and the Charter of our Nominating Committee by amending such documents to adopt a "Rooney Rule" specifically requiring that diverse candidates, based on gender and ethnicity, be included in the initial pool for any external search for director candidates or for any external search for a Chief Executive Officer. In addition, any search firm used for conducting any such searches is required to include such candidates in its initial pool of candidates. Since 2019 we have hired search firms with specific experience in identifying candidates from underrepresented populations in connection with searches for board candidates. While our board does not currently include any members that self-identify as an underrepresented minority, all recent searches for potential board members have included, and future searches will continue to include, diverse candidates. The diversity of our board will remain a focus in connection with our board refreshment efforts. The board, through the Nominating Committee and in consultation with our CEO, will regularly review the changing needs of the business and the skills and experience of its board members, with the intention that the board will be periodically "renewed" as certain directors rotate off and new directors are recruited. The board's commitment to diversity and renewal will be tempered by the need to balance change with continuity and experience. The board believes that its commitment in this regard has been effective in establishing a board that consists of members with diverse backgrounds, skills and experience that are relevant to the role of the board and the needs of the business, and the board will continue to monitor the effectiveness of these efforts as part of its periodic self-assessment process.

Once a potential director nominee has been identified, the Nominating Committee, in consultation with the Chairman and CEO and Lead Independent Director, will evaluate the prospective nominee against the specific criteria that have been established, as well as the standards and qualifications contained in our Statement on Corporate Governance. If it is determined based upon a preliminary review that a candidate warrants further consideration, members of the board, as appropriate, will interview the prospective nominee. After completing this evaluation and interview process, the board makes the final determination as to whether to nominate or appoint the new director.

NOMINATION PROCESS FOR BOARD ELECTION



The graphic below describes the ongoing nominating committee process to identify highly qualified candidates for board service.	
Consider current board skill sets and needs	Ensure board is strong in core competencies of strategic oversight, shareholder advocacy, corporate governance and real estate and has diversity of expertise and perspective to meet existing and future business needs
Check conflicts of interest, references and independence	All candidates are screened for conflicts of interest, and all directors are independent, except the Chairman and CEO
Meet with qualified candidates	To ensure appropriate personal qualities, such as independence of mind, being a team player, tenacity, and skill set to meet existing or future business needs
Nominating committee dialogue	To consider shortlisted candidates and after deliberations, recommend candidates for election to the board
Board dialogue and decision	Added five highly qualified directors in the past seven years

In addition to any other applicable requirements, Section 2.11 of the bylaws sets forth the procedures and requirements relating to nominations of directors by shareholders. Any shareholder who wishes to recommend a prospective nominee for consideration at our 2022 annual meeting of shareholders must submit specified information, no sooner than November 9, 2021 and no later than December 9, 2021.

Each proposed candidate also must submit a written questionnaire, representation and agreement specifically addressing agreements, arrangements or understandings that the candidate has with certain other persons, including with respect to voting commitments and compensation, as well as a representation and agreement to comply with our applicable policies, codes and guidelines. Such information should be sent to the attention of our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Proxy Access

The Company's bylaws include a proxy access provision which permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director candidates constituting up to 20% of the board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the bylaws.

Shareholder Bylaws Amendments

In 2018, following the approval by our shareholders of a charter amendment, the board amended our bylaws to provide that a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years could propose a binding amendment to our bylaws. A shareholder proposal submitted under our amended bylaws may not alter, modify or repeal Article VII of the bylaws (which addresses indemnification) or Section 8.5 (which addresses procedures for amending the bylaws) without the approval of any indemnitees adversely affected or our board, respectively. Prior to the 2018 annual meeting we had engaged with shareholders holding approximately 74% of our outstanding common stock regarding the amendment and, while there was no consensus as to the appropriate ownership limits, some of our shareholders did indicate our ownership limits were acceptable. Further, our research confirmed and continues to confirm that a number of companies require a supermajority of shareholders to amend the bylaws and that a number of companies incorporated in Maryland continue to provide their boards of directors the exclusive ability to amend their bylaws.

Director Rotation and Retirement

Directors are elected annually to serve for a term until the next annual meeting of shareholders or until their successors are elected and qualified. The board does not impose arbitrary limits on the number of terms a director may serve. However, the Nominating Committee will consider various criteria, including a director's contribution to the board, in determining whether or not to recommend a director for re-election. Employee directors are required to resign as a director after ceasing to be an employee, unless the board asks them to continue to serve. The Chairman will refer the resignation to the Governance Committee for review. The board will decide, in light of the circumstances and the recommendation of the Governance Committee, the date at which the resignation will become effective. A vacancy created by a director's retirement may be filled by a majority of the remaining directors in accordance with our bylaws. A director so appointed to fill the vacancy will stand for re-election at the first annual meeting of shareholders following that director's appointment to the board if recommended for re-election by the Nominating Committee. In addition, the Company requires that directors tender their resignation when they change employment or other significant organizational affiliations. The board then decides, in light of the circumstances and the recommendation of the Governance Committee, whether to accept such resignation.

Director Independence

The board's policy is that a significant majority of its members should be independent directors (see our Statement on Corporate Governance, which is available on our website at ir.udr.com). Each year, the board affirmatively determines whether each director has any material relationship with the Company (directly, or as a partner, shareholder or officer of an organization that has such a relationship with the Company), as defined under the NYSE listing standards and the Company's director independence standards. The board has determined that all directors who served in 2020, and the directors who are standing for election at the annual meeting, are independent under both sets of standards, except Mr. Toomey, who is not independent because, in addition to serving as Chairman, he is the Company's CEO. Additional information about each of the directors standing for election is set forth under Proposal No. 1 in this proxy statement. In making these independence determinations, the board considered information submitted by the directors in response to directors' questionnaires and information obtained from the Company's internal records.

Succession Planning

One of the primary responsibilities of the board is to ensure that the Company has the necessary senior management talent to pursue our strategies and to be successful. The Company's Statement on Corporate Governance states that the board is responsible for appointing the CEO, and planning for his succession, as well as the succession for other executive officers of the Company. The Compensation Committee is responsible for annually reviewing the development and retention plans for the Company's key executive officers, including the CEO, reviewing and approving a succession plan for the CEO, and ensuring development and succession plans are in place for the Company's key executive officers reporting to the CEO. Consistent with its responsibilities, the Compensation Committee regularly reviews succession plans for the CEO and the key executive officers, and reports to the board regarding those plans. Under the direction of the Compensation Committee, the CEO and the SVP – Organizational Development and Engagement have undertaken and continue to undertake a concerted effort to develop and implement a strategy to identify, assess and develop successors for the key executive officers. This effort involves potential candidates working with third party consultants and completing a series of leadership assessment programs with the goal of determining skill sets and executive potential as potential successors for key executive officers.

The Company has a proven track record on talent development and succession:

- Mr. Lacy, our Senior Vice President – Property Operations, and other members of management took on enhanced duties with respect to our operations in connection with the resignation of Mr. Davis as Chief Operating Officer at the beginning of 2021;
- Mr. Davis remains as President focusing on our Next Generation Operating Platform;
- Two Vice Presidents were promoted to Senior Vice President in 2021;
- Five Vice Presidents were promoted to Senior Vice Presidents in 2019;
- We had successful CFO and Chief Accounting Officer transitions in 2017;
- Over the three-year period ending on December 31, 2020 we have deepened our management pool and have also made it more diverse:
    - 60% of associates who were promoted to the positions of community director or director or higher job classifications were female; and
    - 15% of associates who were promoted to the positions of community director or director or higher job classifications were of ethnic backgrounds other than White;
- Over the three-year period ending on December 31, 2020, 740 of our associates were promoted of which, at the level of director or community director and higher job classifications, 60% were female;
- In 2020, our associates took 25,350 hours of training including training designed to help them increase their skills to allow career advancement; and
- Our workforce is diverse – 61% male, 39% female; 55% white, 45% other ethnicity.

The following outlines certain highlights of our succession planning:

Management Succession
• The Company maintains an executive talent pipeline for every executive officer position, including the CEO position.
• We have a formal plan in place addressing an emergency vacancy in the CEO position.
• The executive talent pipeline includes "interim," "ready now," and "under development" candidates for each position. The Company has an intentional focus on those formally under development for executive roles. Management is also focused on attracting, developing and retaining strong talent across the organization.
• The executive talent pipeline is formally updated annually and is the main topic of at least two of the Compensation Committee's meetings each year. The Compensation Committee also reviews the pipeline in connection with year-end performance and compensation reviews for every executive officer position. The pipeline is discussed regularly at the executive management level as well.
• Talent development and succession planning is a coordinated effort among the CEO, the Compensation Committee, the Senior Vice President – Organizational Development and Engagement and the Company's Human Resources team, as well as each succession candidate.
• The board is provided exposure to succession candidates for executive officer positions, including by attendance of potential candidates at board meetings from time-to-time.
• All executive succession candidates have development plans, which include the use of outside consultants for assessment and coaching.
• All CEO succession candidates receive one-on-one development from a professional executive coach.
• The CEO provides formal updates to the Compensation Committee and the board annually on CEO succession candidates' development plan progress.
• The Company maintains a forward-looking approach to succession. Positions are filled considering the business strategy and needs at the time of a vacancy and the candidate's skills, experience, expertise, leadership and fit.

Director Responsibilities and Obligations

Our directors have specific responsibilities and obligations arising from their service on the board and the Committees of the board, as described in the table below:

Responsibilities of the Board of Directors:	In addition to each director's basic duties of care and loyalty, the board has separate and specific obligations under our Statement on Corporate Governance. Among other things, these obligations require directors to effectively monitor management's capabilities, compensation, risk oversight (including, among other areas, cybersecurity, societal and environmental risks), leadership and performance, without undermining management's ability to successfully operate the business. In addition, the board and the board's committees have the authority to retain outside legal, accounting or other advisors, as necessary, to carry out their responsibilities.
Director Education:	All directors are expected to be knowledgeable about the Company and its industry and to understand their duties and responsibilities as directors. The Company recognizes the importance of continuing education for directors and is committed to supporting continuing director education in order to enhance board and committee performance. We conduct periodic continuing education for directors and, at a director's request, we will arrange for the director's participation in continuing education programs offered by third parties that are relevant to the director's role as a board and committee member. All of our independent directors are expected to participate in orientation programs. In addition, orientation sessions are conducted by senior management to familiarize directors with the Company's strategic plans, significant financial, accounting and risk management issues, our compliance programs, our Code of Business Conduct and Ethics, and our principal officers, as well as our internal and external auditors. Finally, certain board meetings are held in locations where we own properties so that directors can observe our properties and operations.
Director Evaluations:	The board, acting through the Governance Committee, annually evaluates the effectiveness of the board collectively and of board members individually, and the performance of each standing board committee. The Governance Committee determines the appropriate means for this evaluation.
Committee Evaluations:	Each committee of the board annually evaluates the effectiveness and performance of each respective committee collectively and of the members of each respective committee individually.
Directors' Share Ownership Guidelines:	Our Statement on Corporate Governance provides that each director is expected to develop a meaningful equity stake in our Company over time and that after the fifth anniversary of election to the board, each director is required to own shares of the Company's common stock and/or LTIP Units (as described below) equivalent to not less than 5 times their annual cash retainer. Each of our directors is in compliance with our share ownership guidelines.

Board Attendance at Annual Meeting:	The board has adopted the following policy on director attendance at meetings: Absent extenuating circumstances, such as the COVID-19 pandemic which forced the 2020 annual meeting and certain board and committee meetings to be held virtually, directors are expected to attend in person our annual meeting of shareholders, all regularly scheduled board and committee meetings and to participate telephonically or via web based application in regularly scheduled board and committee meetings when they are unable to attend in person. All of our nine serving directors who were directors at such time attended our 2020 annual meeting of shareholders virtually.

Board Leadership Structure and Committees

The leadership structure of the board and information regarding the Audit, Compensation, Governance and Nominating Committees is provided in the following table:

Board Leadership Structure:	The board periodically evaluates our board leadership structure. As stated in our Statement on Corporate Governance, the board will exercise its discretion in combining or separating the offices of Chairman of the Board and Chief Executive Officer. The determination is based on the board's judgment of the best interests of the Company and its shareholders from time to time. We currently combine the roles of the Chairman of the Board and Chief Executive Officer. Effective January 1, 2018, the board appointed Mr. Toomey Chairman of the Board, in addition to his roles at that time of Chief Executive Officer and President. The appointment of Mr. Toomey to the role of Chairman of the Board, Chief Executive Officer and President in 2018 reflected his strong knowledge of the multifamily real estate industry and the complex operations of UDR. Effective January 1, 2019, Mr. Toomey resigned as President and Mr. Davis was appointed President – Chief Operating Officer. Mr. Davis resigned as Chief Operating Officer effective December 31, 2020, but remains President. The board believes that while serving as Chairman and Chief Executive Officer, Mr. Toomey is best equipped to lead the board in the discussion of key business and strategic matters, and to focus the board on the most critical issues facing UDR. The board further believes that, in serving as the Chairman and Chief Executive Officer, Mr. Toomey offers the Company-specific expertise and extensive industry knowledge that is necessary as we pursue our five strategic objectives, which are operating excellence, balance sheet strength, portfolio diversification, capital allocation and creating an empowering culture and a great place to work and live, while at the same time leading the board's efforts in oversight of the Company and its management. Our Statement on Corporate Governance provides that if the offices of Chairman of the Board and Chief Executive Officer are combined, or if the Chairman does not qualify as an independent director, the board will designate a Lead Independent Director, who will chair the executive sessions of the board and have such other duties as the board deems appropriate. The name of the Lead Independent Director will be disclosed in our annual proxy statement. Effective January 1, 2018, the board appointed Mr. Klingbeil as Lead Independent Director. Mr. Klingbeil has extensive experience leading the board, having served as Chairman of the Board from 2010 to 2017, and having served as Vice Chairman of the Board from 2000 to 2010. Mr. Klingbeil has served on the board since 1998. As Lead Independent Director, Mr. Klingbeil's duties include: • presiding at all meetings of the board at which the Chairman is not present; • calling meetings of the independent directors; • chairing meetings of the independent directors; • serving as a liaison between the Chairman and the independent directors; • approving agendas for the meetings of the board; • approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; • developing and managing (with oversight from the Governance Committee) a process for the annual evaluation of the effectiveness of directors and the board;

	• serving as an informal advisor to the Chairman on matters pertaining to board practices; and • performing such other duties as the board may from time to time delegate. The board's administration of its risk oversight function has not affected the board's leadership structure.
Independence of the Audit, Compensation, Governance and Nominating Committees:	The Audit, Compensation, Governance and Nominating Committees consist entirely of independent directors, as defined in the NYSE listing standards and the Company's director independence standards. Each member of the Audit Committee and the Compensation Committee also satisfies the additional independence requirements set forth in rules under the Securities Exchange Act of 1934 and the NYSE listing standards.
Audit Committee Financial Expert:	Each member of the Audit Committee is financially literate, and the board has determined that each member of the Audit Committee is an "audit committee financial expert" within the meaning of the SEC's regulations.
Executive Sessions of Independent Directors:	Our independent directors hold regularly scheduled executive sessions at which our independent directors meet without the presence of management. These executive sessions generally occur around regularly scheduled meetings of the board. The Lead Independent Director presides as chairman of these executive sessions.
Compensation Committee Interlocks and Insider Participation:	The members of the Compensation Committee in fiscal 2020 included Jon A. Grove, Robert A. McNamara, and Mark A. Patterson (Chairman). None of the members of the Compensation Committee during fiscal 2020, or as of the date of this proxy statement, is a former or current officer or employee of the Company or has any interlocking relationships as set forth in applicable SEC rules. In addition, during 2020 and through the date of this proxy statement, none of our executive officers has served as a member of the board or compensation committee of any other entity that has one or more executive officers serving as a member of our board or Compensation Committee.

Role of Compensation Committee and Compensation Consultants

Our Compensation Committee is responsible for developing and administering compensation programs for (1) our directors, (2) our executive officers, including base salaries and short-term and long-term incentive compensation plans, and (3) long-term incentive compensation plans for all of our associates. Annually, the entire board submits an evaluation of the CEO's performance to the Chairman of the Compensation Committee and then the board meets in executive session to discuss and evaluate the performance of our CEO. After that, the members of the Compensation Committee meet in executive session, without the CEO present, to further discuss and evaluate the performance of our CEO.

Our CEO makes recommendations to, and consults with, the Compensation Committee with respect to the compensation for the executive officers who report directly to our CEO.

The Compensation Committee has the sole authority to retain and terminate any compensation consultants to be used to assist in establishing compensation for our executive officers and to approve such consultants' fees and other retention terms. The Compensation Committee engaged FPL Advisory Group as its independent compensation consultant for 2020.

FPL reports directly to the Compensation Committee, and the Compensation Committee is free to replace FPL or to hire additional consultants from time to time. FPL does not have any conflict of interest with the Company, the members of the Compensation Committee or our executive officers. For more information regarding the Compensation Committee's compensation consultants, see *"Executive Compensation — Compensation Discussion and Analysis — Compensation Consultants."*

Board of Directors and Committee Meetings

The board held eight meetings during fiscal 2020, including five meetings that were held by teleconference or by web-based application. No director attended fewer than 75% of the aggregate of (1) the total number of meetings of the board, and (2) the total number of meetings held by all committees of the board on which he or she served during fiscal 2020, held during the time such director was a member of the board or the applicable committee. The board has standing Audit, Compensation, Governance, Nominating and Executive Committees to assist it in discharging its duties. Information regarding each committee is set forth below:

Committee	Members on 12/31/2020	Key Functions	Number of Meetings in 2020

Audit	Clint D. McDonnough[1]
	Katherine A. Cattanach
	Mary Ann King
	Diane M. Morefield
		• Assists the board in its general oversight of our accounting financial reporting process, audits of our financial statements, internal controls and internal audit functions
		• Appointment, compensation and oversight of our independent auditors
		• Represents and assists the board in its oversight of:
		  • the quality or integrity of our financial statements;
		  • our compliance with legal and regulatory requirements; and
		  • the performance of our internal audit department and independent auditors
		• Discusses the adequacy and effectiveness of our internal controls over financial reporting
		• Oversees our compliance with procedures and processes pertaining to corporate ethics and standards of business conduct
		• Establishes procedures for the receipt, retention and treatment of complaints received concerning accounting, auditing, internal controls and financial reporting matters
		• Oversees risk management policies and risk assessment
		• Pre-approves all non-audit services to be provided to the Company by the independent auditors
			8

Compensation	Mark R. Patterson[1] Jon A. Grove Robert A. McNamara	• Administers and approves general compensation policies applicable to our key executive officers • Reviews and approves compensation for the board and its committees • Reviews and ensures the appropriate administration of our compensation and benefit plans, programs and policies • Determines and approves the compensation of our CEO • Sets annual objectives for, and evaluates the performance of, our CEO, with input from the board • Reviews and recommends to the board short- and long-term compensation for the principal officers of the Company who report directly to our CEO • Approves all employment and severance agreements for senior vice presidents and above • Reviews and approves the contributions and awards, if any, under the management incentive programs and other management compensation, if any, including the long-term incentive plan • Appoints and provides oversight of independent compensation consultants • Oversees our efforts with respect to our culture, DEI and our workforce	6
Governance	Robert A. McNamara[1] Katherine A. Cattanach Mary Ann King Diane M. Morefield	• Exercises general oversight of board governance matters • Reviews the size, role, composition and structure of our board and its committees • Reviews and evaluates the board and its members • Reviews and updates our Corporate Governance Policies • Considers, develops and makes recommendations to the board regarding matters related to corporate governance • Ensures that each committee conducts an annual assessment • Oversees disclosure of environmental, social and governance matters	4

Nominating	James D. Klingbeil[1] Clint D. McDonnough Robert A. McNamara Mark R. Patterson	• Identifies, evaluates and recommends to the board individuals qualified to serve as directors of the Company • Establishes criteria for the selection of new directors • Reviews the suitability for continued service as a director of board members • Establishes procedures for the submission or recommendations by shareholders	1
Executive	James D. Klingbeil [1] Katherine A. Cattanach Thomas W. Toomey	• Performs the duties and exercises the powers delegated to it by the board • Meets only when board action on a significant matter is required and it is impractical or not feasible to convene a full meeting of the board	0

(1) Committee Chair.

The Role of the Board in Risk Oversight

The board has oversight responsibility with respect to risk management and is not responsible for day-to-day management of risk, which is the responsibility of senior management. The board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal, strategic, cybersecurity and reputational risks and other risks such as risks related to climate change, environmental and societal change. The Audit Committee, established in accordance with the applicable provisions of the Securities Exchange Act of 1934, and other board committees assist the board in fulfilling its oversight responsibility. The board has allocated and delegated risk oversight to committees as follows:

The board has allocated and delegated certain risk oversight responsibilities to various committees of the board in accordance with the following principles:

The Audit Committee is responsible for:	**The Compensation Committee is responsible for:**	**The Governance Committee is responsible for:**
• Oversight of risks related to integrity of financial statements, including oversight of financial reporting principles and policies and internal controls. • Risks related to regulatory and compliance matters generally. • Oversight responsibility of the Company's efforts with respect to cybersecurity risks. • Oversight responsibility generally for our Enterprise Risk Management activities.	• Oversight of risks related to compensation programs, including formulation, administration and regulatory compliance with respect to compensation matters.	• Oversight of risks related to corporate governance matters, including succession planning, director independence and related person transactions. • Oversight of the Company's workforce diversity, equity and inclusion efforts. • Oversight of the Company's disclosure regarding environmental, social and governance matters.

Each committee is also responsible for monitoring reputational risk to the extent arising out of its area of responsibility

---

Board Evaluation

The board, through the Governance Committee, annually evaluates the board and its members as follows:

STEPS TO ACHIEVE BOARD EFFECTIVENESS – EVALUATION PROCESSES

How We Evaluate the Board's Effectiveness

Annual Evaluation Process
The Governance Committee oversees and approves the annual formal board evaluation process and determines whether it is appropriate for the evaluations to be conducted by the lead independent director.

Evaluation Questionnaires
Directors completed written questionnaires focusing on the performance of the board, each member of the board and each of its committees.

Discussion of Results
Based upon the written questionnaires, the lead independent director may conduct one-on-one interviews with members of the board. The lead independent director reviews the questionnaire and interview responses, as applicable, with the full board.

Use of Feedback
The board and each of its committees develops plans to take actions based on the results, as appropriate.

Communicating with the Board

Our board provides a process for shareholders and all other interested parties to send communications to the board. Any shareholder and all other interested parties who wish to communicate with the board or any specific director, including the Chairman or the Lead Independent Director, may write to:

> UDR, Inc.
>
> Attn: Board of Directors
>
> 1745 Shea Center Drive,
>
> Suite 200
>
> Highlands Ranch, Colorado 80129-1540

Depending on the subject matter of the communication, management will:

- forward the communication to the director or directors to whom it is addressed;

- attempt to handle the inquiry directly where the communication does not appear to require direct attention by the board, or an individual member of the board, e.g., the communication is a request for information about the Company or is a stock-related matter; or

- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Shareholders and all other interested parties may submit concerns regarding accounting matters via the Company's third-party anonymous reporting system at http://udr.ethicspoint.com or by calling 1-844-989-2850. Instructions for making a report are published in the Corporate Governance section of the Investor Relations page of the Company's website at ir.udr.com.

COMPENSATION OF DIRECTORS

The following table provides information concerning the compensation of our directors for fiscal 2020.

Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)[1][2][5]	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)[3]	Total ($) (h)
Katherine A. Cattanach[4]	$ 80,000	$ 160,008	-0-	-0-	-0-	$ 7,403	$ 247,411
Jon A. Grove[4]	80,000	132,167	-0-	-0-	-0-	7,403	219,570
Mary Ann King[4]	80,000	132,167	-0-	-0-	-0-	7,403	219,570
James D. Klingbeil[4]	120,000	230,005	-0-	-0-	-0-	10,795	360,800
Clint D. McDonnough[4]	95,000	130,417	-0-	-0-	-0-	7,865	233,282
Robert A. McNamara	95,000	141,431	-0-	-0-	-0-	4,935	241,366
Diane M. Morefield[4][5]	18,400	36,791	-0-	-0-	-0-	560	55,751
Mark R. Patterson	95,000	141,431	-0-	-0-	-0-	4,935	241,366
Thomas W. Toomey[6]	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) The dollar amount reflected in the "Stock Awards" column reflects the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of a grant of shares of restricted stock, or Class 1 LTIP Units, which vested on the first anniversary date of the grant, as discussed below under *"Director Compensation Table Discussion."* For those independent directors who elected to receive restricted stock, the amount of restricted stock was 3,469 shares (4,987 shares for an independent Chairman of the Board), which was priced at $46.12 per share, which was the closing sales price of our common stock on January 2, 2020, the date of grant. For those independent directors who elected to receive Class 1 LTIP Units, the amount was 3,469 units (4,987 units for an independent Chairman of the Board), and the Class 1 LTIP Units were priced at $46.12 per unit, which was the closing sales price of our common stock on January 2, 2020, the date of grant.

(2) The following table sets forth the restricted stock awards and Class 1 LTIP Unit awards outstanding as of December 31, 2020 for each of our independent directors. Mr. Toomey's holdings are set forth under the heading "Executive Compensation" in this proxy statement. The restrictions relating to these awards are described in more detail below under the heading *"Director Compensation Table Discussion — 2020 Director Compensation Program."*

Director	Restricted Stock Awards Outstanding*	LTIP Unit Awards Outstanding*	Non-Qualified Stock Option Awards Outstanding
Katherine A. Cattanach	5,204	-0-	-0-
Jon A. Grove	-0-	5,204	-0-
Mary Ann King	-0-	5,204	-0-
James D. Klingbeil	7,589	-0-	-0-
Clint D. McDonnough	-0-	5,529	-0-
Robert A. McNamara	-0-	3,469	-0-
Diane M. Morefield	1,556	-0-	-0-
Mark R. Patterson	-0-	3,469	-0-

* Restricted stock or LTIP Unit awards that were granted on January 4, 2021 pursuant to our 2021 independent director compensation program are not included in this table, but are discussed below under *"Director Compensation Table Discussion — 2021 Director Compensation Program."*

(3) The dollar amount in this column includes dividends on all outstanding stock awards.

(4) These directors elected to receive their cash portion of the fees in restricted stock and/or Class 1 LTIP Units, as follows: Dr. Cattanach received 1,735 shares of restricted stock, Mr. Grove and Ms. King each received 1,735 Class 1 LTIP Units, Mr. McDonnough received 2,060 Class 1 LTIP Units, Ms. Morefield received 519 shares of restricted stock and Mr. Klingbeil received 2,602 shares of restricted stock.

(5) Ms. Morefield joined the board in October 2020 and her compensation was prorated and was priced at $35.47, which was the closing sale price on October 9, 2020, the date of grant.

(6) Mr. Toomey is our Chairman and Chief Executive Officer. Because he is an employee of the Company, he receives no additional compensation for service as a director of the Company. His total compensation for 2020 is set forth below under the heading *"Executive Compensation."*

Director Compensation Table Discussion

Our compensation program for independent directors is designed to attract and retain highly qualified board members who can work with senior management to establish key strategic goals in support of long-term shareholder value creation. The program consists of a combination of a cash retainer fee and a grant of equity awards. Total compensation was targeted to be competitive with the median level of a diversified group of public REITs. The compensation program was set at competitive levels in recognition of the time commitments and responsibility levels associated with serving on public company boards within the current environment.

The Compensation Committee reviews our independent director compensation annually to ensure that we are competitive and to allow us to recruit and retain qualified candidates to serve as directors of the Company. The Compensation Committee utilizes FPL to assist the Compensation Committee in reviewing and assessing our independent director compensation program and both a benchmarking study prepared by FPL and other industry data in determining director compensation.

2020 Director Compensation Program

Retainer. For 2020 there was no change from 2019 to the independent director compensation program, each independent director receives an annual retainer fee of $80,000 ($120,000 for the Lead Independent Director). The chairpersons of each of the Audit and Compensation Committees also receive an annual retainer fee of $15,000. These fees were paid in January 2020.

The independent directors can elect to receive their 2020 annual retainer in cash, in stock or Class 1 LTIP Units, or in a combination of cash, stock or Class 1 LTIP Units.

Equity Grant. Each independent director also receives a grant of $160,000 in value of shares of restricted stock and/or Class 1 LTIP Units ($230,000 for the Lead Independent Director). For those independent directors who elected to receive restricted stock, the restricted stock was priced at $46.12 per share, which was the closing sales price of our common stock on January 2, 2020, the date of grant. The shares of restricted stock vested on January 2, 2021. The independent directors receiving restricted stock are entitled to receive dividends during the vesting period; however, any unvested shares at the end of the one-year vesting period will be returned to us and cancelled.

For those independent directors who elected to receive Class 1 LTIP Units, the Class 1 LTIP Units were priced at $46.12 per unit, the closing sales price of our common stock on January 2, 2020, the date of grant. The Class 1 LTIP Units vested on January 2, 2021. The independent directors who received Class 1 LTIP Units were entitled to receive distributions during the vesting period; however, any unvested Class 1 LTIP Units at the end of the one-year vesting period would be returned to us and cancelled.

2021 Director Compensation Program

For 2021 there was no change to the independent director compensation program from 2020 except that independent directors can elect restricted stock, Class 1 LTIP Units or Class 1 Performance LTIP Units for portions of their compensation paid in equity. Portions of the compensation paid in equity will vest on the one year anniversary of the grant date.

All independent directors are reimbursed for expenses incurred in connection with attending a board meeting or committee meeting in accordance with our Director Expense Reimbursement Policy.

Directors who are also employees of the Company receive no additional compensation for service as a director. All independent directors are reimbursed for expenses incurred in connection with attending a board meeting or committee meeting in accordance with our Director Expense Reimbursement Policy.

ACTIVE AND ENGAGED BOARD – SELECT ACTIONS OVER LAST SIX YEARS

Our board is committed to operating with transparency. The following summary lists select strategic and governance developments overseen by the board during the last six years.

2021

Governance – Revised the charter of the Governance Committee to provide the Governance Committee a specific duty to assess our disclosure of environmental, social and governance matters, including reviewing any ESG report we publish

Strategy – Review Strategic Plan and update Business Plan

2020

Governance
- Appointed one new director as part of our board refreshment efforts and appointed a new audit committee and governance committee member
- Enhanced our Statement on Corporate Governance and Nominating Committee Charter by amending such documents to adopt a "Rooney Rule" specifically requiring inclusion of diverse candidates in the initial pool for external director candidate and external CEO searches, and to require any retained search firms to do the same

ESG – Review environmental, social and governance ("ESG") matters at each meeting of the board
- Board review of human capital management, including culture and diversity, equity and inclusion
- Published our second Corporate Responsibility Report

Strategy – Review Strategic Plan and update Business Plan

Enterprise Risk Management
- Review enterprise risk management and cybersecurity risk matrix at each meeting of the Audit Committee
- Board review of climate change related risks for all assets

2019

ESG – Made ESG discussion an agenda item for each meeting of the board, and the board oversaw management's publication of our first Corporate Responsibility Report
- Review human capital management, including culture

Strategy – Review Strategic Plan and update Business Plan

Enterprise Risk Management – Review enterprise risk management and cybersecurity risk matrix at each meeting of the Audit Committee

2018

Governance – Following a vote of the shareholders at our 2018 Annual Meeting, amended our Charter and our bylaws to allow shareholders to amend bylaws under certain circumstances

ESG – Review human capital management, including culture

Strategy – Review Strategic Plan and update Business Plan

Enterprise Risk Management – Review enterprise risk management and cybersecurity risk matrix at each meeting of the Audit Committee

2017

Governance – Considered amendment to Charter to allow shareholders to amend bylaws under certain circumstances and recommended an amendment to Charter in 2018 to allow shareholders to amend bylaws under certain circumstances; appointed Lead Independent Director effective as of January 1, 2018; Formed Nominating Committee comprised of Independent Directors; Chair of the Audit Committee changed

Adopted Proxy Access

Strategy – Review Strategic Plan and update Business Plan

Enterprise Risk Management – Review cybersecurity risk matrix at each meeting of the Audit Committee

2016

Governance – Considered proxy access; appointed one new board member as part of our board refreshment program; appointed two new members of the Governance Committee and two new members of the Audit Committee
- Amended bylaws to provide for majority voting standard in uncontested director elections

Strategy – Updated Strategic Plan

Enterprise Risk Management – Review cybersecurity risk matrix at each meeting of the Audit Committee

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the shares of our common stock beneficially owned by (1) each of our directors, (2) the named executive officers, (3) all of our directors and executive officers as a group, and (4) all persons known by us to beneficially own more than 5% of our outstanding voting stock. We have determined the beneficial ownership shown on this table in accordance with the rules of the SEC. Under those rules, shares are considered beneficially owned if held by the person indicated, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote, to direct the voting of and/or to dispose of or to direct the disposition of such security. Except as otherwise indicated in the accompanying footnotes, beneficial ownership is shown as of March 29, 2021.

Amount and Nature of Beneficial Ownership

Name of Beneficial Owner	Shares Beneficially Owned[1]	Shares for Which Beneficial Ownership can be Acquired Within 60 Days	Shares for Which Beneficial Ownership can be Acquired upon Redemption of Partnership Interests[2]	Total Beneficial Ownership Number of Shares[3]	Percent of Class[3][4]
Thomas W. Toomey	1,203,726[5]	—	3,219,209	4,422,935	1.47%
James D. Klingbeil	146,093[6]	—	2,315,086[6]	2,461,179	*
Warren L. Troupe	320,761	—	269,387	590,148	*
Jerry A. Davis	169,887	—	429,893	599,780	*
Harry G. Alcock	67,667	—	861,883	929,550	*
Jon A. Grove	450,058	—	75,012	525,070	*
Joseph D. Fisher	35,486	—	1,121,516	1,157,002	*
Katherine A. Cattanach	76,633	—	18,418	95,051	*
Robert A. McNamara	21,993	—	18,610	40,603	*
Clint D. McDonnough	11,496	—	70,466	81,962	*
Diane M. Morefield	1,556	—	29,907	31,463	*
Mary Ann King	2,549	—	35,446	37,995	*
Mark R. Patterson	8,983	—	48,907	57,890	*
Michael D. Lacy	11,889	—	208,196	220,085	*
All directors and executive officers as a group (14 persons)	2,528,777	—	8,721,936	11,250,713	3.68%
The Vanguard Group [7]	46,219,245	—	—	46,219,245	15.57%
Cohen & Steers, Inc. [8]	36,283,509	—	—	36,283,509	12.22%
BlackRock, Inc.[9]	31,237,116	—	—	31,237,116	10.52%

*   Represents beneficial ownership of less than 1%, based on 296,815,110 shares of common stock outstanding as of March 29, 2021. On March 29, 2021, there were 2,695,363 shares of our Series E preferred stock and 14,381,121 shares of our Series F preferred stock outstanding.

(1)   In addition to the shares of common stock beneficially owned, Mr. Klingbeil is deemed to beneficially own indirectly 2,221,214 shares of our Series F preferred stock held by certain trusts, limited partnerships, limited liability companies and other entities, or 15.45% of our outstanding Series F preferred stock.

(2)   This column includes the number of shares of the Company's common stock that could be issued if the operating partnership units ("OP Units") of United Dominion Realty, L.P., a Delaware limited partnership (the "Operating Partnership"), beneficially owned by a person listed in the table are redeemed, and the Company elects to issue shares of common stock in exchange for the OP Units rather than pay cash upon such redemption. A holder of OP Units has the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption; however, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or shares of our common stock. This column also includes the number of shares of common stock that could be issued if vested LTIP Units beneficially owned by a person listed in the table were to convert those LTIP Units into OP Units and those OP Units are redeemed, and the Company elects to issue shares of common stock in exchange for the OP Units rather than pay cash upon such redemption, because vested LTIP Units can be converted into OP Units, provided that such LTIP Units have been outstanding for at least two years from the date of grant. Class 1 LTIP Units and Class 1 Performance LTIP Units vest on the first anniversary of the grant date. The Class 2 LTIP Units and Class 2 Performance LTIP Units are granted at the maximum potential amount that could vest upon the achievement of pre-established performance metrics for the applicable performance period, subject to continued employment. If the pre-established performance metrics for the applicable performance period are achieved at less than the maximum level, then a corresponding number of Class 2 LTIP Units and Class 2 Performance LTIP Units are forfeited in accordance with the terms of the awards. Further, in order for the Class 1 Performance LTIP Units or the Class 2 Performance LTIP Units to have value to the holder, the price of our common stock on the date of conversion of the Class 1 Performance LTIP Units or the Class 2

Performance LTIP Units into OP Units has to exceed the price of our common stock as of the date of grant. Therefore, the amount of Class 1 Performance LTIP Units, Class 2 LTIP Units and Class 2 Performance LTIP Units that a person listed in the table could convert into OP Units and, upon redemption of such OP Units, the number of shares that the Company could elect to issue in exchange for such OP Units, could be lower than the number of shares of common stock reported in the table.

(3) Such beneficial ownership calculations assume that all OP Units beneficially owned by the person indicated and outstanding as of March 29, 2021, are redeemed in exchange for shares of common stock (notwithstanding any holding period requirements, payment of exercise price or exchange rights). See Notes (2) and (6).

(4) Based on 296,815,110 shares of common stock outstanding at the close of business on March 29, 2021. Shares issuable upon redemption of the OP Units are deemed outstanding for computing the percentage of the person holding such shares, but are not deemed outstanding for computing the percentage of any other person.

(5) Includes 178,324 shares of common stock subject to a pledge by Mr. Toomey. Includes 110,000 shares of common stock indirectly held in a trust for Mr. Toomey's children.

(6) Mr. Klingbeil is deemed to indirectly beneficially own 909,236 shares of common stock into which OP Units directly owned by certain trusts, limited partnerships, limited liability companies and other entities are redeemable if the Company elects to issue shares of common stock rather than pay cash on such redemption. Includes 592,663 OP Units owned directly by Mr. Klingbeil that were pledged as security for a line of credit, as well as 57,730 OP Units that were pledged as security for a line of credit by companies wholly-owned by Mr. Klingbeil. In connection with the OP Units, Mr. Klingbeil and certain of such trusts, limited partnerships, limited liability companies and other entities have entered into certain reimbursement agreements with us pursuant to which such entities may be required to reimburse us if certain debt owed to us by the Operating Partnership is not paid.

(7) Beneficial ownership is as of December 31, 2020, as reflected in a statement on Schedule 13G filed by The Vanguard Group ("Vanguard") with the SEC on February 10, 2021. Vanguard has its principal business office at 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Vanguard has the sole power to dispose of 44,294,125 shares. Vanguard has shared power to dispose of 1,925,120 shares of common stock owned, and the shared power to vote or direct the voting of 1,119,516 shares owned. Vanguard is the beneficial owner as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares of common stock: Vanguard Asset Management, Limited; Vanguard Fiduciary Trust Company; Vanguard Global Advisors, LLC; Vanguard Group (Ireland) Limited; Vanguard Investments Australia Ltd; Vanguard Investments Canada Inc.; Vanguard Investments Hong Kong Limited; and Vanguard Investments UK, Limited.

(8) Beneficial ownership is as of December 31, 2020, as reflected in a statement on Schedule 13G filed by Cohen & Steers, Inc. ("C&S") with the SEC on February 16, 2021. According to such Schedule 13G, C&S, a parent holding company, reported that it has sole power to vote or direct the voting of 23,906,552 shares of common stock and sole dispositive power with respect to 36,283,509 shares of common stock. Cohen & Steers Capital Management, Inc. ("CSCA"), a wholly-owned subsidiary of C&S and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, reported that it has sole voting power with respect to 23,790,024 shares and sole dispositive power with respect to 35,452,666 shares. Cohen & Steers UK Limited reported that it has sole voting power with respect to 116,528 shares and sole dispositive power with respect to 830,843 shares. The address for each of C&S and CSCA is 280 Park Avenue, 10th Floor, New York, New York 10017. The address for Cohen & Steers UK Limited is 50 Pall Mall, 7th Floor, London, United Kingdom SW1Y 5JH.

(9) Beneficial ownership is as of December 31, 2020, as reflected in a statement on Schedule 13G filed by BlackRock, Inc. ("BlackRock") with the SEC on January 27, 2021. BlackRock has its principal business office at 55 East 52nd Street, New York, New York 10055. BlackRock has the sole power to dispose of 31,237,116 shares of common stock owned and the sole power to vote or direct the voting of 27,777,868 shares owned. BlackRock is the beneficial owner as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares of common stock: BlackRock (Luxembourg) S.A.; BlackRock (Netherlands) B.V.; BlackRock (Singapore) Limited; BlackRock Advisors (UK) Limited; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management North Asia Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Fund Managers Ltd; BlackRock Institutional Trust Company, National Association; BlackRock International Limited; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Ltd; BlackRock Investment Management, LLC; BlackRock Japan Co., Ltd; and BlackRock Life Limited.

HUMAN CAPITAL MANAGEMENT

The board believes that it is critical to our success that we continue to attract, develop and retain high quality associates in all functions of our business. Through its oversight function, the board sets the “tone at the top,” and the board holds senior management accountable for creating a culture that embodies our values and that allows us to attract and retain the high quality associates that we need. In 2018, in connection with our belief as to the importance of our associates to our success, a “Health of the Workforce” performance metric was added to our 2018 short term incentive compensation program, which metric was retained for 2019, 2020, and 2021.

In addition, a new ESG/DEI (diversity, equity and inclusion) metric was added to our 2021 short term incentive compensation program.

UDR’s culture is one based on innovation, inclusion, empowerment, adaptability, and execution, and understanding and maintaining our culture is fundamental to recruiting and retaining associates. To that end, in 2020 we updated our culture statement and launched an associate facing culture website to ensure that our associates understand our culture and have an opportunity to participate in its evolution.

Attracting, developing, and retaining high-quality, and diverse associates across our business is critical to the long-term success of the Company. A crucial factor in ensuring this occurs is compensation practices that are attractive and that are fair and non-biased. We use a number of recruiting methods depending on the job function for which candidates are needed, including an associate referral program, internet-based recruiting platforms, and third-party recruiting agencies. In 2020, 44% of our newly hired associates were from ethnic groups other than white and 40% were female. With respect to compensation, we utilize market surveys and other third party information when determining salary ranges and we design our compensation programs to include bonus potential in order to incentivize performance. In addition, we annually evaluate and analyze our compensation on gender and diversity bases for each job title in order to monitor pay equity and to identify areas for further action. The results of our evaluation and analysis are provided annually to our Board of Directors. Set forth below are graphs that show the average salary by gender and ethnicity versus the average salary company wide, in each case by job title:


SALARIES BY GENDER COMPARED TO AVERAGE SALARY
100.70%
Male
98.70%
Female
Female
Male


SALARIES BY ETHNIC GROUP COMPARED TO AVERAGE SALARY
100.16%
White
104.18%
Asian
102.82%
Other
100.30%
Black
98.56%
Hispanic/Latino
Asian
Black
Hispanic/Latino
Other
White

Data as of December 31, 2020.
Other includes: American Indian, Alaska Native, Native Hawaiian, Pacific Islander, Not Specified or two or more races.

With respect to associate retention, in 2020 we exceeded our retention goal by 6% and we have exceeded our retention goal in each of the last three years.

We believe that training is important to our associates’ job satisfaction, is essential to furthering their effectiveness, and assists in associate career advancement and retention, helping us to create a more efficient workforce. Each

new associate undergoes an onboarding process that includes information and training regarding the Company's culture, values and mission along with administrative matters. We also offer a wide variety of training opportunities. In addition to required training designed to address regulatory and statutory matters and matters we believe all associates should receive training on (e.g., sexual harassment, workplace harassment, cybersecurity, fair housing, business ethics and diversity, equity and inclusion, including unconscious bias), which are generally repeated annually, associates have the option of participating in management development through our Certified Manager and Career Mobility Programs. These programs are designed to enable our associates to acquire skills that will be useful to them as they progress in their career. Our training program also includes annual "refreshment" training, as appropriate. In total, there are over 5,000 courses available to our associates. Examples of program topics include: leasing skills, basic property maintenance, customer service, project management, and system applications. In aggregate, 25,350 hours of training were provided to associates in 2020, equal to an average of 25 hours per associate. In 2020, we enhanced our training through creating a better process to ensure required training is taken in a timely manner and by increasing or modifying training availability and training programs, including in the areas of safety and cybersecurity.

Certifications are important in the apartment business and we encourage our associates to become professionally certified in areas that interest them and are beneficial to the Company. Certifications range from master's degree programs to certified property manager programs, to technical licenses for HVAC systems, all of which equip our associates with knowledge and the potential for career-expansion opportunities. UDR offers partial tuition reimbursement related to attaining these certifications.

Each UDR associate is required to engage in an annual performance review with their direct supervisor. Among other things, the performance reviews establish the associate's training plans for the upcoming year and provides feedback on career development for each associate.

In addition, we monitor associate turnover and take action when issues are identified, if appropriate

In addition, we are committed to creating and maintaining a diverse and inclusive workplace environment that supports the development and advancement of all associates. In 2020 and continuing into 2021, we formalized our diversity, equity, and inclusion efforts by forming a committee dedicated to overseeing our efforts in these areas. In addition, we engaged a consultant with appropriate expertise to help guide our efforts and surveyed all associates, followed up by focus groups conducted by our consultant, to ensure that we have the appropriate information to guide our efforts. In connection with our efforts, we measure the diversity of our workforce and set forth highlights below:



WORKFORCE GENDER
39.0%
Female
61.0%
Male
Female
Male

WORKFORCE ETHNICITY
5.0%
Other
3.0%
Asian
11.0%
Black
55.0%
White
26.0%
Hispanic/Latino
White
Hispanic/Latino
Black
Asian
Other

Does not add to 100% due to rounding.
Data as of December 31, 2020.
Other includes: American Indian, Alaska Native, Native Hawaiian, Pacific Islander, Not Specified or two or more races.



MANAGEMENT* GENDER

45% Male

55% Female

■ Female ■ Male



MANAGEMENT* ETHNICITY

20% Other

80% White

■ White ■ Other

* Associates with the title of Community Director or Director and higher job classifications.

Data as of December 31, 2020.
Other includes: Black, Hispanic/Latino, Asian, American Indian, Alaska Native, Native Hawaiian, Pacific Islander, Not Specified or two or more races.



MANAGEMENT* PROMOTIONS GENDER (2018-2020)

40% Male

60% Female

■ Female ■ Male



MANAGEMENT* PROMOTIONS ETHNICITY (2018-2020)

4% Asian

2% Other

3% Black

6% Hispanic/Latino

85% White

■ White ■ Hispanic/Latino ■ Black ■ Asian ■ Other

* Promotions to Community Director or Director and higher job classifications.

Other includes: American Indian, Alaska Native, Native Hawaiian, Pacific Islander, Not Specified or two or more races.

We conduct an associate engagement survey every two years, which surveys all associates on a variety of issues. In our 2019 survey, the results showed that 97% of associates are proud to work at the Company, 87% of associates feel that people from diverse backgrounds can succeed at the Company, and 84% of associates feel that the Company is innovative. These results exceed the "High Performing Norm" (top 30 companies) and the "Industry Norm" (real estate companies) for companies included in the database maintained by the consultant we use to conduct the survey.

We believe that our associates should also be involved in their communities and that we should assist with those efforts. In connection therewith, UDR provides paid time off during specified, Company-wide volunteer days. In 2019, UDR provided 2,558 hours of paid time off for our associates to be used for volunteer work with more than 25 local organizations that make a difference in the communities in which we operate. While the COVID-19 pandemic negatively affected our associates ability to work for volunteer agencies in 2020, we intend to continue such community involvement when we are able.

COVID-19 and Employee Safety, Health and Wellness

The safety, health and wellness of our associates is a top priority. The COVID-19 pandemic presented a unique challenge with regard to maintaining associate safety, health and wellness while continuing to operate our business. We did not furlough or layoff any of our associates due to COVID-19. During the pandemic, through the adaptability of our management and our associates, we were and continue to be able to transition to a work schedule allowing employees to work from remote locations and provide a safe working environment for associates performing resident-facing activities at our communities.

We have taken a number of actions to promote the health and well-being of our associates during the pandemic and to ensure that our associates understand their value to the Company. Among other things, we have:

- asked all associates not to come to work (and to work remotely, if possible) when they experienced or have been in contact with others who experienced signs or symptoms of a possible COVID-19 infection;
- provided up to two weeks of additional paid time off if an associate had an absence due to having COVID-19 symptoms or a COVID-19 diagnosis or are caring for others who have COVID-19 symptoms or a COVID-19 diagnosis;
- provided flexible work arrangements;
- provided a one-time bonus for the front-line associates at our communities;
- increased communication including initially weekly and then monthly calls and webinars with the Chairman of the Board and Chief Executive Officer involving either groups of associates or all associates; and
- offered a vacation buy-back program twice during 2020 whereby associates could sell a portion of their accrued but unused vacation back to the Company.

In addition, in connection with on-going efforts with respect to associate health and well-being in 2020, we created and distributed to all associates a brochure setting forth the mental health programs that our associates may access. We also provide all associates with the opportunity to participate in a wide set of employee benefits, including health, dental and vision insurance coverage.

SUSTAINABILITY

In 2020, we published our second corporate responsibility report covering 2019, which is available on our website under "Corporate Social Responsibility/Corporate Responsibility Report." In addition to the GRI standards used as a guide for our report published in 2019, we added SASB and TCFD standards to the report. The SASB real estate specific disclosures include energy management, water management, management of tenant sustainability and climate change adaption. The TCFD framework enhanced our disclosure around climate-related management. In addition, the report published in 2020 includes independent, third party assurance with respect to our processes for compiling, measuring, and reporting primary metrics for electric, gas, water and greenhouse gases (GHG). Along with reporting as to what we have done we also have determined and disclosed in our corporate responsibility report forward-looking sustainability goals.

Year-over-year scores with respect to our corporate responsibility reports have improved:

	2019	2020
GRESB	54	83
Sustainalytics	19	13
(note, a lower score is better)		
MSCI	A	A

We understand the impact our business can have on the environment and our stakeholders and when appropriate we undertake initiatives designed to improve our operational quality, improve quality for associates and residents an improve their retention and reduce our impact on the environment. Examples of recent efforts include having third parties assess climate-change risks for each of our assets in 2020 (the results of which are reported to the board and will be used to inform future decision making), conducting environmental assessments of each asset that we acquire and our recent addition of "green lease" addendums to our leases, included in every lease entered into in 2020, to assist out residents in their efforts to be environmentally conscious. We actively look for opportunities to reduce the consumption of energy at our properties and model the avoided emissions potential as well as the projected financial return of each energy conservation project we consider. Over the past six years we have completed almost 200 energy conservation projects and have invested over $11,500,000 in such projects. These projects have resulted in estimated avoided emissions of more than 21,000 metric tons of carbon dioxide equivalent (CO_2e) since 2015 and have also provided a financial return. In 2020 in furtherance of these efforts, we reviewed the environmental performance of each asset in our portfolio including the GHG emissions of each asset. These assessments will be completed annually and the data will allow us not only to measure the results of our initiatives undertaken at a property but also to identify and evaluate future investments to decrease GHG emissions.

Highlights of our sustainability efforts over recent years include:

841,067 kWh
Installed
solar generator equipment at 5 properties located in California and Washington, D.C. that in aggregate are expected to generate 841,067 kWh of electricity annually

Awarded
National Apartment Association 2020 Excellence in Technology Award and named Smart Buildings Innovator of the Year by Logical Buildings for the second consecutive year

Temperature Control
In 2019 we implemented automated temperature protocols in vacant apartment homes, which can be, in many cases, controlled remotely. In 2020, such protocols resulted in a decrease of daily kWh consumption of over 10%

66%
Over the last six years we have completed an average of 34 energy/utility use reduction projects per year. Such projects have now been performed at more than 66% of our currently owned communities

Green Bond
We issued our second "green bond" with proceeds of $350M; which will be allocated to projects that received or are expected to receive certification from LEED (silver, gold or platinum) or Green Globes (3 globes or 4 globes)

Smart Buildings
Implemented technology and sensors in conjunction with building management systems in over 80% of our high-rise communities, allowing us to obtain and monitor from a centralized location in real time, whole building energy consumption and implement energy protocols

10,503,234 Gallon Reduction

Installation of smart irrigation controllers has resulted in a reduction of 10,503,234 gallons of water for irrigation over the past two years

100% Green Certified

Since 2014, 100% of the projects we constructed (18 projects) have obtained certification from LEED (silver, gold or platinum), Green Globes (3 globes or 4 globes), or Cal Green

13,449,000 kWh

In 2020 we purchased Green-e certified renewable energy credits representing 13,449,000 kWh of energy usage, an increase of 469,000 kWh over 2019

91% Increased

automotive charging ports available at our communities by 91% since 2017

Paperless

Approximately 95% of leases were completed on-line in 2020 and in 2019 we began to implement paperless billing, which was in place at 74% of our communities by the end of 2020 an increase of 10% over 2019

Climate Change

Third party assessment of each asset in our portfolio to assess risks relating to climate change over six separate risk factors and both long-term and event driven risk and board review of the results

20,000,000 Gallons

In 2020 we used approximately 20,000,000 gallons of reclaimed water for irrigation purposes reducing our use of potable water

6,440 kW

Through participating in demand response programs we reduced our electricity demand during high use periods by over 1,100 Kw in 2020 and by over 6,440 KW over the past three years

Green Construction

We are currently under construction on a project utilizing cross-laminated timber (CLT) a material that reduces energy use in construction and provides environmental benefits throughout the life of the project

Carbon Footprint

Assessed our entire portfolio with respect to greenhouse gas emissions

21,000 Metric Tons CO_2e

Cumulative avoided emissions of 21,000 metric tons of CO_2e since 2015

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we describe the material components of our executive compensation program for our NEOs, whose compensation is set forth in the 2020 Summary Compensation Table and other compensation tables contained in this Proxy Statement:


NAMED EXECUTIVE OFFICERS (NEOs)

- **Thomas W. Toomey**, Chairman and Chief Executive Officer;
- **Jerry A. Davis**, President and Chief Operating Officer;*
- **Warren L. Troupe**, Former Senior Executive Vice President;**

- **Harry G. Alcock**, Senior Vice President – Chief Investment Officer;
- **Joseph D. Fisher**, Senior Vice President – Chief Financial Officer; and
- **Michael D. Lacy**, Senior Vice President – Property Operations.***


_____

*Mr. Davis resigned as Chief Operating Officer effective December 31, 2020, and will retire as President effective December 31, 2021 and become a consultant to the Company.

**Mr. Troupe resigned as Senior Executive Vice President effective March 31, 2020.

***Mr. Lacy became an NEO in 2020 although he has been employed by the Company for a number of years.

We also provide an overview of our executive compensation philosophy and our executive compensation program. In addition, we explain how and why our Compensation Committee arrived at the specific compensation decisions involving the NEOs for fiscal year 2020.

2020 Financial Performance

The COVID-19 pandemic began to impact our operations at the end of the first quarter of 2020 and continued to affect operations for the remainder of the year. By the first week of April, roughly 95% of the people in the United States were subject to some form of restriction on their activities and 42 states had issued a "stay-at-home" order. By April 23, the number of Americans that had filed for unemployment since mid-March was approximately 26 million. In addition, a number of laws, regulations or other actions directly impacting our industry and our company were enacted, adopted or implemented at the federal, state and local levels, including eviction moratoriums, rent freezes, and limits on fees that can be charged. We used our governmental affairs function, which we established in early 2020, to track and report legislation and regulation, on the federal, state and local levels, that might impact our business, to help ensure we were aware of the rapidly changing regulatory landscape. These developments resulted in an unexpected and difficult operating environment, which continues to date. Specifically, the closure of many businesses and the move to work from home has caused decreasing demand for multifamily rentals in many markets, which leads to elevated concessions and/or decreases in occupancy. In certain cases, work from home also necessitated changes in the manner in which we conduct our business. In addition, business closures resulting in job losses or wage declines impact the ability of certain of our residents or commercial tenants to pay their rent, or timely pay their rent. Further, governmental responses to the pandemic, such as eviction moratoriums, limits on allowable fees and restriction on collection activities have negatively impacted our ability to enforce our legal and contractual rights.

UDR responded to the changed environment in key, directed and specific ways:

- **Protecting Our Residents**. We quickly and effectively adopted and deployed new technologies, or accelerated the utilization of technologies we had previously deployed, to drive operations. We also changed cleaning regimens and provided personal protective equipment to residents to both assist residents and comply with appliable law. In addition, our Next Generation Operating Platform (Phase 1 of which began in 2018), allowed us to provide residents with more self-service opportunities and the ability to remain touchless (for example, through virtual touring), reducing the need for in-person interaction with our associates and helping to provide a safer environment for both residents and associates. Further, recognizing the impact of the COVID-19 pandemic on our residents we provided assistance in the form of payment arrangements, including waiving late fees, fees for payments by credit card and fees for payment of rent on a bi-weekly basis. Last, during the period in which lock down orders were in place in our markets we arranged and provided residents with virtual entertainment opportunities such as cooking classes and physical fitness opportunities in the home.

- **Protecting Our Associates**. We have also taken several measures to assist our associates during the pandemic including instituting additional sick pay, vacation buyouts, and, to the extent possible based on job duties, flexible work schedules. In addition, we increased communication with our associates including through regular calls or webinars with our Chairman and Chief Executive Officer and other members of senior management.
- **Protecting Our Business**. During the COVID-19 pandemic we have taken a surgical, asset-by-asset, approach to operating our properties with the goal of maximizing revenue at the unit level. A similar approach has been utilized with respect to residents, including accommodating residents in need with payment plans.

2020 Shareholder Returns and Operating Highlights

Our 5-year Total Shareholder Return (TSR) exceeded both the FTSE NAREIT Apartment REIT Index ("NAREIT Apartment Index") and the FTSE NAREIT Equity Index ("NAREIT Equity Index"); and our 10-year and 20-year TSR both exceeded the NAREIT Apartment Index and the NAREIT Equity Index while our 20-year TSR also exceeded the S&P 500 Index.

1, 3, 5, 10 and 20-Year Total Shareholder Return as of December 31, 2020

	1-Year	3-Year	5-Year	10-Year	20-Year
UDR	**(14.6)%**	**10.3%**	**20.7%**	**130.0%**	**900.6%**
NAREIT Apartment Index	(15.3)%	10.9%	18.3%	122.1%	557.7%
NAREIT Equity Index	(8.0)%	10.6%	26.2%	122.1%	517.5%
S&P 500 Index	18.4%	48.9%	103.0%	267.0%	322.3%

Cumulative Total Shareholder Return



UDR's Absolute Return in Dollars ($ millions)



193rd Consecutive Dividend Paid

Our January 2021 dividend represented our 193rd consecutive quarterly dividend paid. We are committed to returning value to our shareholders, and for 2021 we increased our dividend by 5.1%, following an increase of 5.1% for 2020. We have increased our dividend 5.1% annually over the past 3 years, 5.3% annually over the past 5 years and 7.2% annually over the past 10 years.

	1-Year	3-Year Average	5-Year Average	10-Year Average
Dividend per share growth	5.1%	5.1%	5.3%	7.2%
FFOA per share growth[a]	-1.9%	2.9%	4.2%	6.5%

[a] We present reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures, as well as additional information, in "Definitions" on page 109.

Our growth rates compare favorably to those of our 7 apartment peers.

	1-Year	3-Year	5-Year	10-Year
Peer Average Dividend per share growth[a]	5.1%	4.7%	5.0	7.5%
UDR Rank	4	3	4	3
Peer Average FFOA per share[b]	-3.0%	1.7%	2.3%	6.5%
UDR Rank	3	2	2	4

(a) Based on data obtained from peer companies' SEC reports (based on cash dividends paid in each calendar year).
(b) Based on data compiled by SNL (based on FFOA mean estimate for apartment peers; actual results for the Company).

2020 Operating Performance

Our Five Strategic Objectives

- Our 2020 results consisted of improvement across all five of our strategic objectives, which are:
  - 1) operating excellence,
  - 2) balance sheet strength,
  - 3) portfolio composition,
  - 4) accretive capital allocation and
  - 5) a strong, diverse, innovative culture with a focus on sustainability.

Executing these objectives successfully should, over time, result in high quality, risk adjusted FFOA, dividend and net asset value growth which should result in above average total shareholder return. Below is a summary of our results categorized by objective.

1. Operating Excellence

A best-in-class operating platform that couples strong blocking and tackling with continued innovation is expected to drive operating cash flow and margin expansion. Initiatives that better monetize our real estate, pricing our apartment homes more efficiently, and nurturing an operating culture that embraces accretive evolution are all repeatable competitive advantages that result in superior NOI growth over a full cycle.



| -1.9% **Achieved** FFOA per share growth of -1.9%, third highest of our 7 apartment peers | 84% **Achieved** controllable operating margin of 84% at the end of 2020 | 96.3% **Achieved** same-store occupancy of 96.3%, highest of our 7 apartment peers | -1.7% **Achieved** same-store revenue growth of -1.7%, third highest of our 7 apartment peers |

Same-Store Revenue Growth
- We were 3 of the 7 (including UDR) apartment peers in 2020 (NYSE: AIV, AVB, CPT, EQR, ESS, and MAA)[1].
- Same-Store Revenue Growth: -1.7%, trailed the apartment peer average by 38 bps.



(1) AIV: Apartment Investment and Management Company; AVB: AvalonBay Communities, Inc.; CPT: Camden Property Trust; EQR: Equity Residential; ESS: Essex Property Trust, Inc.; and MAA: Mid-America Apartment Communities, Inc.

*We present reconciliations of certain non-GAAP financial measures to their most directly comparable US generally accepted accounting principles (GAAP) measures in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Apartment Community Operations" in our 2019 Annual Report, including reconciliations of net income/loss reported under GAAP to NOI, FFO, FFO as Adjusted and FFOA, as well as additional information about non-GAAP measures.

We have continued our operational excellence over an extended time frame. Since 2008, we have outperformed our apartment peers with respect to same-store revenue growth ("win-the-market") in 12 of 13 years.



Same-store net operating income ("NOI") growth
- We were 3rd of the 7 apartment peers in 2020.
- NOI growth: -3.9% (see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Apartment Community Operations" in our 2020 Annual Report for a reconciliation of net income/loss reported under US generally accepted accounting principles (GAAP) to NOI growth, as well as additional information about this non-GAAP measure).
- Trailed the apartment peer average by 66 bps.



2. Balance Sheet Strength

Our balance sheet is safe, liquid, flexible, and capable of funding both internal and external growth opportunities. An investment-grade rating, well-laddered maturity profile, and access to liquidity from a wide variety of capital sources affords UDR efficient pricing of external capital, which serves as a competitive advantage.

<table>
<tr>
<td>

$1.15B/$718M/$613M
Issued/Repaid
Issued or incurred $1.15B of debt at an effective rate of 2.2%, repaid $718M of debt at an effective rate of 4.2% of which $613M was paid off early substantially improving our liquidity

</td>
<td>

$1.1B
$1.1 Billion of liquidity (consisting of amounts available to be drawn on our credit facilities and cash on hand) as of year-end

</td>
</tr>
<tr>
<td>

4.5x
Consolidated Fixed Charge Coverage[a]

</td>
<td>

2.9%
weighted average interest rate and 8 years weighted average to maturity with respect to $5.0B of outstanding debt as of year-end

</td>
</tr>
</table>

*We present reconciliations of certain non-GAAP financial measures to their most directly comparable US generally accepted accounting principles (GAAP) measures in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Apartment Community Operations" in our 2020 Annual Report, including reconciliations of net income/loss reported under GAAP to NOI, FFO, FFO as Adjusted and FFOA, as well as additional information about non-GAAP measures.

[a] We present reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures, as well as additional information, in "Definitions" on page 109.

Our debt issuances, debt repayments and refinancing efforts during 2020 resulted in a weighted average years to maturity of 8.0 years at the end of 2020, an increase of 0.9 years over the weighted average years to maturity at the end of 2019, a weighted average interest rate of 2.91%, a decrease of 52 basis points from the rate at the end of 2019, and no consolidated scheduled debt maturities (excluding commercial paper) until 2023.

3. Portfolio Composition

Our diversified portfolio across markets, price points, and product types is a differentiating factor, appeals to a wide renter and investor audience, provides for more markets to invest in and overlay our operating platform onto, and lessens volatility in long-term same-store growth, cash flow growth, and total shareholder return to deliver a full-cycle investment that generates both growth and stability.



Multiple Price Points	37%/63%
our portfolio features homes at multiple price points across our markets leading to a diverse renter base	of NOI generated by urban vs. suburban homes
Geographic Diversification	**55%/45%**
we operate in 21 coastal and sunbelt markets	of our homes are A quality vs. B quality

4. Accretive Capital Allocation

UDR's history of disciplined capital allocation has created significant value for stakeholders over time and is a function of our ability to consider cost of capital signals and leverage our well-rounded suite of available investment options. Our diversified portfolio allows us to seek returns where others cannot, and our willingness and ability to pivot toward the investment opportunity that generates the highest risk-adjusted IRR and the greatest earnings accretion is central to UDR's capital allocation strategy.



$406.4M	$287.6M
Purchased	**Sold**
$390.2M of operating communities and a $16.2M land site	$287.6 of operating communities that had exhausted their value creation potential to reinvest into well-located communities
$213M	**$62.8M**
Commenced	**Invested**
construction of two wholly-owned communities with an anticipated total development cost of $213M	$62.8M in Developer Capital Program transactions

5. Strong, Diverse, Innovative Culture

Our culture is achievement-based, goal-oriented, forward-thinking, and driven by innovation and technology. These principles support an empowered, merit-based structure that rewards strong financial results while also mandating accountability. Associate engagement is one of the factors that makes it possible for UDR to consistently deliver financial results that enable the Company to provide the tools our Associates need to take advantage of career mobility, generate long-term cash flow growth and total return to our shareholders, and deliver superior customer service to our residents. These accomplishments are achieved in concert with UDR being a responsible steward of the environment, a socially conscious corporate citizen, and a promoter of sound corporate governance.

Flexible Work

Provided associates the ability to work from home when their job duties allowed and created flexible work schedules to address associates' needs related to the COVID-19 pandemic

81%

of our associates are "engaged" – 7% above the average for high performing companies

6%
Exceeded

our associate retention goal for 2020 by 6% and exceeded our 3-year average retention rate

Corporate Responsibility Report "A" Score

Published our second Corporate Responsibility Report – our GRESB Public Disclosure Score was an "A"

95%

of leases were completed on-line in 2020

Social and Community Engagement

Revised Culture Statement

Revised and published our culture statement and launched our associate culture website

DEI

Formalized diversity, equity and inclusion initiative

132,960 Hours

Provided each associate with up to 80 hours of additional paid time off in connection with the COVID-19 pandemic

29 Months

Increased by 3% the average amount of time residents live at our communities to 29 months

12%
Increased

our Net Promoter Score by 12% since January 2019

Governance

Corporate Responsibility Report

Published our second Corporate Responsibility Report and increased our GRESB survey score by 53%

"A" Rating

Achieved an "A" rating on our GRESB Public Disclosure for the second consecutive year and our score of 97 was the highest in our GRESB determined comparison group

Low-Risk

Classified "Low-Risk" by Sustainalytics ESG Risk Rating Report and improved our Risk Rating Score by 5 points over 2019 (one of two multifamily REITs that improved their score)

Next Generation Operating Platform

UDR's Next Generation Operating Platform is a differentiator that provides improved and more immediate customer service to current and prospective residents on their schedules in a frictionless manner, while also generating outsized returns for UDR's stakeholders. The Platform is intended to allow residents to communicate with us and obtain information or complete transactions on a self-service basis when they desire to do so through the use of technology responding to resident desires, while also allowing UDR to more efficiently staff our communities and offer our associates a better work environment and professional growth opportunities. Our Platform is evolutionary, well-accepted by our residents, and reflective of how the best operators should manage their business in the years ahead. Through the ongoing implementation and enhancement of our Platform, we expect to continue to increase customer satisfaction, improve associate engagement while providing innovative tools to enhance career mobility, and integrate new technologies and initiatives that generate operational efficiencies, margin expansion, and cash flow growth.

2020 Highlights

Installed SmartHome technology in 41,219 homes by the end of 2020.

Enhanced our resident app to allow residents, and, as applicable, potential residents, and associates, to make and cancel amenity reservations, change their contact information, enable guest access and parking passes, schedule tours and check in for tours at multiple properties, and view "do it yourself" maintenance videos from within the app, adding to previously rolled out capabilities such as rent payments, lease renewals, service requests, and communications from their mobile devices.

Self-guided property tours increased by 86.6% over 2019 to a total of 75,609.

Virtual "touchless" property tours were added in April of 2020 and 7,840 virtual tours were conducted in 2020.

In aggregate, self-guided and virtual tours accounted for 87.1% of total tours in 2020.

Resident satisfaction, as measured by Net Promoter Scores, has increased 24% since we began the transition to a self-service model in mid-2018.

Controllable Operating Expenses grew a nominal 20 basis points year-over-year in 2020 and have averaged growth of 70 basis points over the past five years comparing favorably to expected 2.5% average annual growth based on inflation.

Controllable Operating Margin expanded 80 basis points since mid-2018 and prior to the onset of the pandemic, resulting in an estimated $10 million in annual run-rate savings as of year-end 2020.

Site-level employee count has been reduced 31% since mid-2018 primarily through natural attrition in high-turnover job types.

Compensation Philosophy and Objectives

Our executive compensation program has four principal goals:

- attract, retain and motivate effective executive officers;
- align the interests of our executive officers with the interests of the Company, our shareholders, our associates and our residents;
- incentivize our executive officers based on clearly defined performance goals and measures of successful achievement; and
- align market competitive compensation with our long-term and short-term performance.

Our Compensation Committee determines the form and amount of compensation, as well as the overall structure of our executive compensation program. The compensation of our "named executive officers," who are identified above, is comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation and is influenced by both the named executive officer's individual performance and the Company's overall performance. The composition of our named executive officers' compensation is determined based on the consideration of a number of factors described in more detail below, including a periodic review of relevant comparative market information and alignment of strategic and tactical objectives agreed upon by the board.

The Compensation Committee believes that the application of its collective experiences and judgment is as important to excellence in compensation as the use of data and formulae, and the Company's compensation policies and practices as described herein reflect this belief. Market data provides an important tool for analysis and decision-making; however, the Compensation Committee also gives consideration and emphasis to an individual's personal contributions to the organization, as well as his or her skill sets, qualifications and experience. We also value and seek to reward performance that develops talent within the Company, embraces the sense of urgency that distinguishes the Company and demonstrates the qualities of imagination and drive that enables a Company executive to resolve longer-term challenges, or important new issues. These and similar qualities and attributes are not easily correlated to typical compensation data, but also deserve and are given consideration and weight in reaching compensation decisions.

Under our executive compensation program, as an executive officer's level of responsibility increases with his or her relative ability to impact the long-term performance of the Company as a whole, a greater portion of that executive officer's compensation is based on performance-based incentive compensation, and less is based on base salary, thereby creating the potential for greater variability in the executive officer's compensation level from year to year. The mix, level and structure of the components of compensation generally reflect the executive officer's role and relative impact on business results as well as competitive market practices.

Our 2020 performance, including our 2020 performance relative to our peers, along with the individual performance of our named executive officers, including their contributions toward the achievements outlined below, served as key factors in determining compensation for 2020. In considering 2020 performance, the Compensation Committee took into account the effects of the COVID-19 pandemic, as well as the response of our executives and the Company to the pandemic.

Consistent with our variable pay-for-performance philosophy, the compensation mix for our CEO and the other named executive officers in 2020 placed a high emphasis on performance-based incentive compensation, as demonstrated in the graphics below showing the breakdown of our CEO's Total Direct Compensation for 2020 and our named executive officers' Total Direct Compensation for 2020. For this purpose, the term "Total Direct Compensation" refers to total compensation (including salary and target short-term incentive compensation) and the amounts earned for target long-term incentive compensation in 2020 and "Fixed" refers to compensation that was determined at the beginning of 2020 and "Variable" refers to the compensation components that are determined based on the performance of the Company and the executive.



CEO Total Direct Compensation
Base Salary 12%
Short-Term Incentive 22%
Long-Term Incentive 66%
12%
88%
Fixed
Variable



Named Executive Officers' Total Direct Compensation
Base Salary 24%
Short-Term Incentive 29%
Long-Term Incentive 47%
24%
76%
Fixed
Variable

Compensation Earned

Total compensation, as reported in the Summary Compensation Table and calculated as required by applicable rules and regulations, includes items driven by accounting rules and assumptions with respect to incentive compensation that has not yet been earned and may in the future not be earned. Therefore, it is not reflective of the compensation our named executive officers actually earned in a given year, especially in a year of great challenge such as 2020. Accordingly, to supplement the disclosure contained in the Summary Compensation Table and the narrative disclosure accompanying the table starting on page 77, we are providing the table below to compare the compensation earned by our named executive officers in 2020, 2019 and 2018 to the total compensation shown by the Summary Compensation Table.

The amounts set forth below for "Earned Compensation" differ materially from the amounts reported as total compensation in the Summary Compensation Table and are not a substitute for those amounts.

Name and Principal Position	Year	Total (from Summary Compensation Table)	Earned Compensation Total
Thomas W. Toomey	2020	$ 6,394,379	$ 5,089,169
Chief Executive Officer	2019	$ 6,307,734	$ 10,106,679
	2018	$ 6,278,476	$ 7,465,085
Warren L. Troupe	2020	$ 1,741,821	$ 1,741,821
Former Senior Executive Vice President	2019	$ 3,700,742	$ 7,610,674
	2018	$ 2,861,132	$ 3,234,056
Jerry A. Davis	2020	$ 3,781,663	$ 2,603,796
President - Chief Operating Officer	2019	$ 3,748,454	$ 5,738,845
	2018	$ 2,844,172	$ 3,267,956
Harry G. Alcock	2020	$ 3,386,465	$ 2,651,317
Senior Vice President - Chief Investment Officer	2019	$ 3,290,125	$ 6,010,781
	2018	$ 2,772,266	$ 3,196,050
Joseph D. Fisher	2020	$ 2,880,383	$ 2,142,151
Senior Vice President - Chief Financial Officer	2019	$ 2,462,576	$ 3,476,581
	2018	$ 1,867,928	$ 1,453,050
Michael D. Lacy	2020	$ 1,156,954	$ 1,029,701
Senor Vice President - Property Operations			

Earned Compensation for 2020 includes 2020 salary, any bonus earned in 2020, short-term incentive compensation earned for 2020, the portion of the long-term incentive programs with respect to which the performance period ended on December 31, 2020 and the "All Other Compensation" from the Summary Compensation Table for 2020.

Earned Compensation for 2019 includes 2019 salary, any bonus earned in 2019, short-term incentive compensation earned for 2019, the portion of the long-term compensation programs with respect to which the performance period ended on December 31, 2019 and the "All Other Compensation" from the Summary Compensation Table for 2019.

Earned Compensation for 2018 includes 2018 salary, any bonus earned in 2018, short-term incentive compensation earned for 2018, the portion of the long-term compensation programs with respect to which the performance period ended on December 31, 2018 and the "All Other Compensation" from the Summary Compensation Table for 2018.

Our Compensation Best Practices

Our compensation policies and programs are built upon a strong foundation of corporate governance and compensation best practices, including:

WE DO:	WE DO NOT:
✓ Provide a significant portion of our named executive officers' total compensation in the form of awards tied to our long-term strategy and our performance relative to key business and personal objectives and performance versus our peers as measured by a diverse set of metrics.	✗ Have any employment agreements with our named executive officers.
✓ Require compliance with our Executive Stock Ownership Guidelines, which require that our executive officers own a specified number of shares of the Company's common stock (110,000 shares for the Chairman and Chief Executive Officer and President, 50,000 for any Executive Vice President and 20,000 for any Senior Vice President).	✗ Permit any Company personnel, which includes directors, officers and all other employees of the Company, to engage in any short-term, speculative securities transactions, engage in short sales, buying or selling put or call options, trading in options (other than those granted by the Company) or engaging in hedging transactions.
✓ Have a Policy on Recoupment of Performance-Based Incentives, which applies to our executive officers, including our named executive officers, and their performance-based incentive compensation.	✗ Permit purchasing securities on margin or pledging securities as collateral without prior approval.
✓ Have a Compensation Committee comprised entirely of independent directors and the Compensation Committee has retained its own independent compensation advisor.	✗ Provide tax gross-ups for our named executive officers.
✓ Have a Compensation Committee that reviews external market considerations, as well as internal considerations and the long-term interests of our shareholders, when making compensation decisions.	✗ Grant only time-vested restricted stock, restricted stock units, LTIP Units (including Performance LTIP Units), options or other equity awards to our named executive officers as part of our long-term incentive compensation program, other than in limited circumstances such as the appointment of a new executive officer or to recognize extraordinary achievements.
✓ Have the ongoing consideration and oversight by the Compensation Committee with respect to any potential risks associated with our incentive compensation programs.	✗ Time the grants of restricted stock, restricted stock units, LTIP Units, options or other equity awards to coordinate with the release of material non-public information, or time the release of material non-public information for the purpose of affecting the value of any named executive officer compensation.

Say on Pay/Shareholder Engagement

While we have consistently had strong shareholder support for our executive compensation program, we do continue to engage in dialogue with shareholders on executive compensation issues. We will consider the outcome of future advisory votes and the input we receive from shareholder engagement when establishing the Company's compensation programs and policies and making compensation decisions regarding our named executive officers.

Based on input we received from our engagements, beginning with grants made in 2021 and subject to the approval of the Amended and Restated 1999 Long-Term Incentive Plan (see Proposal No. 4), all equity grants will have a minimum vesting period of 12 months subject to certain exclusions, and all grants will be subject to a double-trigger change in control provision.

Our shareholders have consistently supported our executive compensation program and over the last five years, shareholder support for our advisory vote on executive compensation has averaged 87% (with no year below 83%).

The Compensation Committee

Our Compensation Committee is composed entirely of independent directors and is responsible for developing and administering compensation programs for: (1) our directors, (2) executive officers, including base salaries and short-term and long-term incentive compensation plans, and (3) all long-term incentive compensation plans for our associates. The board meets each year in executive session to discuss the individual director's evaluation of the CEO. After the board meets, the members of the Compensation Committee meet each year in executive session, without the CEO present, to evaluate the performance of our CEO. When evaluating the performance of our CEO, the Compensation Committee considers, among other materials, evaluations of our CEO that are provided by the members of the board. Our CEO makes recommendations to, and consults with, the Compensation Committee with respect to the compensation for the executive officers who report directly to our CEO. The Compensation Committee, in consultation with our CEO, each year sets the compensation for these executive officers and approves salary ranges for other executive officers.

Compensation Consultants

The Compensation Committee has the sole authority to retain and terminate any compensation consultants to be used to assist in establishing compensation for our executive officers and to approve such consultants' fees and other retention terms. The Compensation Committee selected FPL to serve as the Compensation Committee's independent compensation consultant for 2020.

FPL reports directly to the Compensation Committee and the Compensation Committee is free to replace FPL or to hire additional consultants from time to time. FPL does not have any conflict of interest with the Company, the members of the Compensation Committee or our executive officers.

As part of its engagement, FPL provided the Compensation Committee and our CEO with, among other things, analyses regarding market pay and composition of pay, which the Compensation Committee considered as part of its analysis of the compensation of our named executive officers. In addition, FPL reviewed the competitiveness of the pay levels of our named executive officers against pay levels for the diversified public REIT peer group, discussed below.

Consideration of Market Data

Consistent with the Company's goal to provide compensation that remains competitive, the Compensation Committee considers the executive compensation practices of companies in a peer group selected in consultation with FPL as one of several factors used in setting compensation. The Compensation Committee does not target a specific percentile range within the peer group when determining a named executive officer's compensation. Instead, the Compensation Committee uses the market data provided by the peer group as one of several reference points useful for determining the form and amount of compensation.

The Compensation Committee reviews the peer group annually. The companies comprising the peer group must be publicly traded REITs based in the United States and of a size and equity market capitalization that are comparable to UDR.

For 2020, the peer group, which we refer to herein as either the "diversified public REIT peer group" or the "peer group," included the companies listed in the table below. The companies listed below consist of six apartment REITs and ten comparably-sized REITs in other property sectors, recognizing that UDR competes with all REITs for executive talent and capital.

Peer Group Company	NYSE Symbol	Equity Market Capitalization December 31, 2020 [1]	Enterprise Value December 31, 2020[1]	2020 Fiscal Year End Total Assets	NAREIT Property Sector
		(In millions)	(In millions)	(In millions)	
American Campus Communities, Inc.	ACC	$ 5,907	$ 10,001	$ 7,531	Residential
Apartment Investment and Management Company[2]	AIV	$ 6,980	$ 11,188	$ 8,070	Apartments
AvalonBay Communities Inc.	AVB	$ 22,353	$ 30,183	$ 19,199	Apartments
Camden Property Trust	CPT	$ 9,906	$ 12,715	$ 7,199	Apartments
Digital Realty Trust	DLR	$ 40,225	$ 55,496	$ 36,076	Data Center
Equity Residential	EQR	$ 22,889	$ 31,773	$ 20,287	Apartments
Essex Property Trust, Inc.	ESS	$ 16,027	$ 23,353	$ 12,936	Apartments
Extra Space Storage	EXR	$ 15,647	$ 21,508	$ 9,396	Storage
Federal Realty Investment Trust	FRT	$ 6,503	$ 10,618	$ 7,608	Retail

Host Hotels & Resorts, Inc.	HST	$	10,427	$	14,474	$	12,890	Lodging
Invitation Homes Inc.	INVH	$	16,751	$	24,545	$	17,506	Residential
Mid-America Apartment Communities, Inc.	MAA	$	15,004	$	19,526	$	11,195	Apartments
Realty Income Corporation	O	$	21,850	$	29,689	$	20,740	Retail
Regency Centers Corporation	REG	$	7,749	$	12,262	$	10,937	Retail
SL Green Realty	SLG	$	4,564	$	16,192	$	11,708	Office
Sun Communities, Inc.	SUI	$	16,720	$	20,243	$	11,207	Residential
Peer Average		$	**14,969**	$	**21,485**	$	**14,030**	
Peer Median		$	**15,325**	$	**19,884**	$	**11,457**	
UDR		$	**12,380**	$	**17,856**	$	**9,638**	
UDR Rank (out of 17)			**10**		**10**		**12**	

(1)	Equity Market Capitalization and Enterprise Value based upon data from KeyBanc Capital Markets as of December 31, 2020, except for UDR which is calculated internally.

(2)	In December 2020, Apartment Investment and Management Company completed a transaction pursuant which resulted in a division into two public companies, Apartment Investment and Management Company and Apartment Income REIT Corp. The data for the two companies is combined in the above table.

Components of Compensation

The mix, level and structure of the components of our named executive officers' compensation generally reflect real estate industry practices, as well as the executive's role and relative impact on business results consistent with our variable pay-for-performance philosophy. The mix of compensation elements for our named executive officers, places relatively greater emphasis on at-risk, variable incentive compensation, as compared with the median mix of compensation elements for the companies in our peer group. As an executive officer's level of responsibility increases consistent with his or her relative ability to impact the long-term performance of the Company as a whole, a greater portion of the named executive officer's compensation is based on performance-based incentive compensation and less on base salary, thereby creating the potential for greater variability in the individual's compensation level from year to year.

The key components of our named executive officers' compensation, base salary, short-term incentive compensation, and long-term incentive compensation, are described in more detail in the following table:

Compensation Component	Objectives Associated with the Compensation Component	Key Features of the Compensation Component	Additional Information
Base Salary	• Designed to reward individual effort associated with job-related duties, and to attract and retain talented executive officers for our Company.	• Paid in cash. • The Compensation Committee annually reviews and determines the base salary of our named executive officers in consultation with our CEO.	• The considerations in setting base salary include: qualifications, experience level, competitive market for qualified executives and tenure.
Short-Term Incentive Compensation ("STI")	• Designed to encourage outstanding individual and Company performance by motivating the named executive officers to achieve short-term Company and individual goals by rewarding performance measured against key annual strategic objectives and, for the CEO, using the independent directors' evaluation of the CEO's performance towards achieving short-term goals.	• Depending on the particular executive officer, short-term incentive compensation may be in the form of cash, LTIP Units (including Performance LTIP Units), restricted stock and/or stock options, which is determined prior to the beginning of the performance period. • The metrics and the threshold, target and maximum dollar amounts for short-term incentive compensation are established prior to the beginning of each year and are intended to drive performance in areas that further our strategic objectives. The value of the award is paid in February of the following year based upon an evaluation of achievement of goals established at the time the targets are set.	• Short-term incentive compensation is based on pre-determined weighting between Company performance based on pre-established metrics and individual performance with Company performance weighted more heavily than individual performance. The relative metrics and weightings are determined based on the extent to which a particular executive officer has responsibility for and influence over overall Company performance.
Long-Term Incentive Compensation ("LTI")	• Our LTI compensation is designed to closely align the interests of our management with the creation of shareholder value, to motivate our management to achieve long-term growth and success of our Company and to foster significant ownership of our common stock by our management.	• Our LTI compensation consists of equity awards which vest only if the Company meets pre-determined performance targets over a specific performance period established by the Compensation Committee prior to the commencement of the performance period. • The metrics used are selected to encourage our named executive officers to act in furtherance of our strategic objectives. • Equity awards may consist of one or a combination of any of the following: restricted stock; restricted stock units; LTIP Units (including Performance LTIP Units); and stock options.	• LTI compensation is the most significant component of the named executive officer's compensation.

Long-Term Incentive Compensation. Long-term incentive compensation, consisting of equity awards including restricted stock, restricted stock units, and/or LTIP Units (including Performance LTIP Units), constitute the most significant component of our executive officers' compensation, which closely aligns their long-term interests with the long-term interests of our shareholders, while mitigating potential risks related to our compensation programs. Both LTIP Units and Performance LTIP Units structurally encourage long-term holding by the participant, further aligning the interests of management with the creation of shareholder value over time. The following table shows characteristics of each.

LTIP Unit	Performance LTIP Unit
Class of partnership interest in our Operating Partnership called "LTIP Units"	Class of Partnership interests in our Operating Partnership called "Performance LTIP Units"
Qualify as "profit interest" for federal tax purposes.	Qualify as "profit interest" for federal tax purposes
Not economically equivalent to a share of our common stock at grant.	Not economically equivalent to a share of our common stock at grant.
Over time can increase in value to equal the value of common stock based on satisfaction of provisions of partnership tax rules.	In order for Performance LTIP Units to have value to the holder, the price of our common stock on the date of conversion of the Performance LTIP Unit has to exceed the price of our common stock as of the date of grant.
Once vested, convertible to OP Units provided LTIP Unit has been outstanding for 2 years from grant. OP Units are, subject to the terms of the partnership agreement for the Operating Partnership, redeemable for common stock.	Once vested, convertible to LTIP Units.
During performance period distributions equal to 10% of regular distributions paid on OP Units.	During performance period distributions equal to 2% of regular distributions paid on OP Units.
After LTIP Units vest, they are entitled to distributions, regular and special, equal to distributions paid on OP Units.	No change in distributions until converted to LTIP Units.

Class 1 LTIP Units and Class 1 Performance LTIP Units are granted to the board and vest twelve months following the date of grant. The Class 2 LTIP Units and Class 2 Performance LTIP Units are granted at maximum, and will vest only to the extent that pre-established performance metrics are met for the applicable performance period, subject to continuing employment. Consistent with the treatment of other equity awards under the 1999 Plan, upon a Class 2 LTIP Unit or Class 2 Performance LTIP Unit holder's death or disability during his or her employment, or in the event of a change of control, all restrictions on outstanding awards shall lapse; otherwise, vesting shall cease upon the date that employment is terminated for any other reason. Holders of Class 2 LTIP Units and Class 2 Performance LTIP Units have the same voting rights as limited partners holding OP Units in the Operating Partnership, with such units voting together as a single class with the holders of OP Units and having one vote per unit, and holders of such units shall not be entitled to approve, vote on or consent to any other matter.

Retirement Plans. We have a retirement plan (the "401(k) Plan"), which is a defined contribution plan covering all eligible full-time employees. Under the 401(k) Plan, the Company makes discretionary profit sharing and matching contributions to the plan as approved by the Compensation Committee. Details regarding matching contributions for our named executive officers are set forth below under the Summary Compensation Table. UDR does not have a pension plan, a SERP or any similar arrangements.

Perquisites and Other Benefits. The primary perquisites that we offer to our named executive officers are Company-paid health insurance (including dental), life insurance, long-term disability insurance and accidental death and disability insurance. Our named executive officers participate in these benefit plans on the same terms as other employees. In addition to the group medical plans that we provide, we reimburse up to a maximum of $5,000 in expenses for annual physical exams for our named executive officers. To help us attract and retain qualified personnel, we also offer relocation benefits, but these benefits are individually negotiated when they occur.

We review our policies with respect to perquisites on a regular basis to consider whether the perquisites should be maintained and whether, or to what extent, it may be appropriate for us to discontinue particular perquisites or to require repayment of the cost of perquisites. During 2020, we did not change our policies with respect to perquisites that we offer to our CEO and other named executive officers.

Our 2020 Incentive Compensation Programs

The 2020 incentive compensation programs were focused on providing short-term and long-term compensation based on rigorous and diverse performance objectives. All of our long-term compensation is awarded based on the achievement of pre-determined performance objectives and none is awarded on a time-based basis. The objectives originally set by the Compensation Committee for 2020 were:

2020 SHORT-TERM INCENTIVE COMPENSATION: PERFORMANCE METRICS	2020 LONG-TERM INCENTIVE COMPENSATION: PERFORMANCE METRICS	
✓ FFO as Adjusted per share	**35%**	3-Year Relative Cumulative TSR vs. Apartment Peers
✓ Transaction Volume *Acquisitions/Sales/Development/Redevelopment/DCP during the year*	**20%**	3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index
✓ Controllable Operating NOI *Calculated excluding non-controllable expense for the same store portfolio*	**15%**	3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers
✓ Operating Platform Execution *Measured by progress against pre-determined metrics*	**30%**	1-Year FFO as Adjusted per share
✓ Acquisition NOI *NOI generated by assets acquired in 2019*		
✓ Health of the Workforce *Calculated by the "Overall Health of the Workforce" score made up of a number of components including exit and stay interview results, customer loyalty and satisfaction test, associate turnover and retention, results of associate engagement surveys and associate performance evaluation results*		

2020 Short-Term Incentive Program. Our short-term incentive compensation awards for 2020 were based on pre-determined weighting between Company performance and individual performance. Company performance (as measured by the applicable metrics set forth in the table above) was weighted equal to or more heavily than individual performance based on the extent to which a particular named executive officer has responsibility for, and influence over, the overall performance of the Company. The Acquisition NOI metric was added by the Compensation Committee for the 2020 program as it is a short-term metric that impacts our performance and provides value to our shareholders.

Notwithstanding the impact of the COVID-19 pandemic, no changes were made to the 2020 short-term incentive compensation program.

2020 Long-Term Incentive Program. The 2020 LTI program award opportunity for the 3-year performance period which commenced in 2020 has two separate tranches with different performance periods and vesting schedules and includes four performance metrics, as follows: (i) 30% of the award opportunity has an FFO as Adjusted performance period of 1-year and one-half vested in February 2021 and one-half will vest in February 2022; (ii) 35% of the award opportunity has a metric measured by the Company's 3-year relative cumulative TSR rank versus the Apartment Peers and will vest on the date the Compensation Committee determines performance in January or February of 2023; (iii) 20% of the award opportunity has a metric measured by the Company's 3-Year relative cumulative TSR performance versus the NAREIT Equity REITs Total Return Index and will vest on the date the Compensation Committee determines performance in January or February of 2023; and (iv) 15% of the award opportunity has a metric measured by the Company's 3-year relative cumulative FFO as Adjusted growth rate versus the Apartment Peers and will vest on the date the Compensation Committee determines performance in January or February of 2023.

After considering and discussing the adverse effects of the COVID-19 pandemic on the Company's performance and management's strong leadership in addressing the adverse effects of the pandemic throughout the year, in December 2020 the Compensation Committee approved a modification to the 1-year FFO as Adjusted Metric of the Company's 2020 LTI Program but did not modify the other three metrics. The considerations of the Compensation Committee in making such modification included the following:

- When the performance targets for the 1-year FFO as Adjusted Metric were determined (in 2019) the impact of the pandemic was unforeseeable;
- The impact of the pandemic was not unique to the Company;
- The strong leadership of the named executive officers and other participants in the LTI program during the pandemic, as demonstrated by their efforts in instituting new policies and procedures to address economic and regulatory changes that impacted the Company, our associates and our residents; and
- The fact the Company's performance related to the 1-year FFO as adjusted metric during 2020 was not reflective of management's efforts, particularly given that first quarter performance for 2020 was on track to meet or exceed the target for the 1-year FFO as Adjusted Metric set prior to the beginning of the year.
- Modifying the metric to a two-year growth relative to peers metric results in a meaningful incentive to management and alignment with the interests of our shareholders.
- Modifying the metric does not result in compensation for performance that was not achieved.

Accordingly, the Compensation Committee modified the 2020 LTI Program to remove the 1-Year FFO as Adjusted metric for the 2020 fiscal year, and to replace such metric with a new metric based on the growth of the Company's FFO as Adjusted over a two year period as compared to the growth in the weighted average FFO as Adjusted for our Apartment Peers over the same period. The performance period for the 2-Year FFO as Adjusted metric will be the 2020 and 2021 calendar years. One-half of the portion of the 2020 LTI Program awards based on the 2-Year FFO as Adjusted relative growth rate metric will vest, if at all, when the Compensation Committee determines actual performance for the 2-Year FFO as Adjusted metric in January or February of 2022 and one-half will vest one year thereafter. The threshold, target and maximum performance levels for the 2-Year FFO as Adjusted relative growth rate metric are as follows:

Relative 2-Year FFO as Adjusted Growth Rate	Percentage Earned
Below -600bps to Weighted Average Growth Rate	0%
-600bps to Weighted Average Growth Rate	50%
Weighted Average Growth Rate	100%
+600bps to Weighted Average Growth Rate	200%

The Compensation Committee has not previously modified metrics or performance levels for the LTI Program during the applicable performance period, but did so in response to the unique and challenging environment created by the COVID-19 pandemic. The Compensation Committee retains their discretion to make modifications, subject to the provisions of the Amended and Restated Long-Term Incentive Plan.

The Compensation Committee believes that this modification to the 2020 LTI Program will increase the incentives to participants with respect to growing FFO as Adjusted relative to our peers aligning their interests with the interests of our shareholders while at the same time recognizing the hard work, commitment and achievements of the participants in the 2020 LTI Program during an extremely challenging time. Further, this modification only affects approximately 15.5% on average of the long-term and short-term incentive compensation for our named executive officers (excluding Mr. Troupe who was not a participant in the short-term or long-term incentive programs in 2020).

The Compensation of Our Named Executive Officers for 2020

Base Salaries

Mr. Lacy's base salary for 2020 was $300,000. The base salaries for 2020 for our other NEOs were not changed from those in 2019, except that Mr. Troupe resigned as Senior Executive Vice President and transitioned to a consulting role on March 31, 2020 and, accordingly, was paid his salary only through March 31, 2020. Mr. Troupe was also paid an aggregate of $1,350,000 of consulting fees for the period from April 1, 2020 to December 1, 2020, in recognition of the greater than expected time commitment involved in his consulting role and his efforts on the Company's behalf with respect to our board, the Company's COVID-19 responses and his efforts on a variety of other matters.

Short-Term Incentive Compensation

Neither Mr. Troupe nor Mr. Lacy participated in the short-term incentive compensation program in 2020. In addition, notwithstanding the COVID-19 pandemic, we did not adjust any of the metrics or targets for the short-term incentive compensation program for 2020. The short-term incentive program metrics were selected and the threshold, target and maximum levels set in order to drive performance towards our strategic goals.

2020 Results. The Company's 2020 performance, as measured by the performance metrics utilized for determining short-term incentive compensation for the named executive officers, was as follows:

Performance Measure	Threshold	Target	Maximum	Actual
FFO as Adjusted per share	$2.16	$2.20	$2.24	$2.04
Transaction Volume	$335 million	$675 million	$1,350 million	$1,041 million
Controllable Operating NOI	$989.3 million	$995.9 million	$1,002.4 million	$924 million
Operating Platform Execution	50%	100%	200%	139%
Acquisitions NOI	$120 million	$123.5 million	$127 million	$120 million
Health of the Workforce	3.8	4.0	4.2	4.2



FFO as Adjusted:
Actual 2020 was $2.04 per share



Transaction Volume:
Actual 2020 was $1,041M



Controllable Operating NOI:
Actual 2020 was $924M



Operating Platform Execution:
(against predetermined metrics)
Actual 2020 was 139%



Acquisition NOI:
Actual 2020 was $120M



Health of the Workforce:
(based on our workplace scorecard)
Actual 2020 was 4.2

Short-Term Incentive Compensation of CEO (Mr. Toomey). The Compensation Committee established the following range for Mr. Toomey's 2020 short-term incentive compensation:

Mr. Toomey

	Threshold: $700,000	*Target: $1,400,000*	Maximum: $2,800,000
Components			
Company (70%):	$490,000	**$980,000**	$1,960,000
Individual (30%):	$210,000	**$420,000**	$840,000

- with 70% based on the Company's performance as measured by five of the annual performance metrics that were weighted as described below, and
- the remaining 30% based on his individual performance against the board-approved leadership competencies and key performance objectives.

The Compensation Committee determined that the above-referenced amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the CEO position, and these amounts provide a market competitive level of compensation for the CEO. The Compensation Committee also made a subjective determination that these amounts were appropriate to motivate Mr. Toomey to achieve short-term Company and individual goals and to help ensure Mr. Toomey's continued service with the Company.

The annual performance metrics that were used for determining the 70% of the 2020 short-term incentive compensation based on Company performance for Mr. Toomey were as follows:

Performance Measure	Weight
FFO as Adjusted per share	30%
Transaction Volume	20%
Controllable Operating NOI	20%
Operating Platform Execution	20%
Health of the Workforce	10%

Mr. Toomey's individual goals for 2020, which were factored into the 30% of the award based on individual performance, were as follows:

(1)	set the vision for the Company,
(2)	strategic planning,
(3)	leadership of the Company,
(4)	board relations,
(5)	refine, enhance and execute on the Business Plan and strategic vision,
(6)	communication – responding to a changing market,
(7)	resolving areas for which the board requests further discussion and analysis, and
(8)	management team development and succession.

In evaluating Mr. Toomey's 2020 compensation, the Compensation Committee considered Mr. Toomey's accomplishment of these goals.

In February 2021, the Compensation Committee awarded Mr. Toomey short-term incentive compensation in the amount of $1,191,000 for fiscal 2020, based on the Company's performance against the annual performance metrics and his individual performance. Of the total amount, $771,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Toomey's individual performance. In October 2019, Mr. Toomey elected to receive 100% of his short-term incentive compensation for 2020 in Class 2 LTIP Units.

Short-Term Incentive Compensation of President – Chief Operating Officer (Mr. Davis). The Compensation Committee established a range for Mr. Davis's 2020 short-term incentive compensation as follows:

Mr. Davis

	Threshold: $550,000	Target: $1,100,000	Maximum: $2,200,000
Components			
Company (70%):	$385,000	**$770,000**	$1,540,000
Individual (30%):	$165,000	**$330,000**	$660,000

- with 70% based on the Company's performance as measured by the five annual performance metrics that were weighted as described below, and
- 30% based on his individual performance.

The Compensation Committee determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the President – Chief Operating Officer position, and these amounts provide a market competitive level of compensation for the President – Chief Operating Officer. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Davis to achieve short-term Company and individual goals and to help ensure Mr. Davis's continued service with the Company.

The annual performance metrics that were used for determining the 70% of the 2020 short-term incentive compensation based on Company performance for Mr. Davis were as follows:

Performance Measure	Weight
FFO as Adjusted per share	30%
Controllable Operating NOI	20%
Operating Platform Execution	30%
Health of the Workforce	10%
Acquisition NOI	10%

The Compensation Committee, in consultation with our CEO, considered Mr. Davis's individual performance in 2020 in part based on the accomplishment of his specific goals that included:

(1)	increasing cash flow to support dividend growth through operations, sales and marketing,
(2)	maintaining a great place to work and live, considering human resources and resident satisfaction,
(3)	increasing resident interactions completed electronically, and
(4)	increasing resident satisfaction.

In February 2021, the Compensation Committee awarded Mr. Davis short-term incentive compensation in the total amount of $848,000 for fiscal 2020, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $518,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Davis' individual performance. In October 2019, Mr. Davis elected to receive 100% of his short-term incentive compensation for 2020 in Class 2 LTIP Units.

Short-Term Incentive Compensation of Senior Executive Vice President (Mr. Troupe). Due to his transition on March 31, 2020, Mr. Troupe did not participate in the short-term incentive compensation program in 2020.

Short-Term Incentive Compensation of Senior Vice President – Chief Investment Officer (Mr. Alcock). The Compensation Committee established a range for Mr. Alcock's 2020 short-term incentive compensation, as follows:

Mr. Alcock

	Threshold: $550,000	**Target: $1,100,000**	Maximum: $2,200,000
Components			
Company (70%):	$385,000	**$770,000**	$1,540,000
Individual (30%):	$165,000	**$330,000**	$660,000

- with 70% based on the Company's performance as measured by four of the annual performance metrics that were weighted as described below, and
- 30% based on his individual performance.

The Compensation Committee, in consultation with our CEO, determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Vice President – Chief Investment Officer position, and these amounts provide a market competitive level of compensation for the Senior Vice President – Chief Investment Officer. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Alcock to achieve short-term Company and individual goals and to help ensure Mr. Alcock's continued service with the Company.

The annual performance metrics that were used for determining the 70% of the 2020 short-term incentive compensation based on Company performance for Mr. Alcock were as follows:

Performance Measure	Weight
FFO as Adjusted per share	30%
Transaction Volume	40%
Health of the Workforce	10%
Acquisition NOI	20%

The Compensation Committee, in consultation with our CEO, considered Mr. Alcock's individual performance in 2020 in part based on the accomplishment of his specific goals that included:

(1)	enhancing the portfolio through sales and acquisitions,
(2)	addressing asset quality through redevelopment and asset quality initiatives, and
(3)	strengthening the Company's portfolio through development.

In February 2021, the Compensation Committee awarded Mr. Alcock short-term incentive compensation in the total amount of $1,044,000 for fiscal 2020, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $714,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Alcock's individual performance. In October 2019, Mr. Alcock elected to receive 50% of his short-term incentive compensation for 2020 in Class 2 LTIP Units and 50% in restricted stock units.

Short-Term Incentive Compensation of Senior Vice President – Chief Financial Officer (Mr. Fisher). The Compensation Committee established a range (which ranges were increased over 2019 due to Mr. Fisher's additional responsibilities and areas of responsibility in 2020) for Mr. Fisher's 2020 short-term incentive compensation as follows:

Mr. Fisher

	Threshold: $500,000	Target: $1,000,000	Maximum: $2,000,000
Components			
Company (70%):	$350,000	**$700,000**	$1,400,000
Individual (30%):	$150,000	**$300,000**	$600,000

- with 70% based on the Company's performance as measured by the six annual performance metrics that were weighted as described below, and
- 30% based on his individual performance.

The Compensation Committee, in consultation with our CEO, determined that these amounts were consistent with the target short-term incentive compensation as a percentage of overall compensation for the Senior Vice President – Chief Financial Officer position, and these amounts provide a market competitive level of compensation for the Senior Vice President – Chief Financial Officer. The Compensation Committee, in consultation with our CEO, also made a subjective determination that these amounts were appropriate to motivate Mr. Fisher to achieve short-term Company and individual goals and to help ensure Mr. Fisher's continued service with the Company.

The annual performance metrics that were used for determining the 70% of the 2020 short-term incentive compensation based on Company performance for Mr. Fisher were as follows:

Performance Measure	Weight
FFO as Adjusted per share	30%
Transaction Volume	20%
Controllable Operating NOI	10%
Operating Platform Execution	20%
Acquisition NOI	10%
Health of the Workforce	10%

The Compensation Committee, in consultation with our CEO, considered Mr. Fisher's individual performance in 2020 in part based on the accomplishment of his specific goals that included:

(1) management of accounting and tax functions,
(2) management of investor relations function,
(3) financial planning and analysis,
(4) assist in debt and treasury initiatives,
(5) provide assistance to support functional execution of the Business Plan,
(6) examine and present options for the Company with respect to portfolio strategy and treasury initiatives,
(7) assist with board materials, and
(8) review and monitor technology investments.

In February 2021, the Compensation Committee awarded Mr. Fisher short-term incentive compensation in the total amount of $890,000 for fiscal 2020, based on the Company's performance against the annual performance metrics, and his individual performance. Of the total amount, $590,000 was attributable to the Company's performance against the annual performance metrics and the remainder was attributable to Mr. Fisher's individual performance. In October 2019, Mr. Fisher elected to receive 100% of his short-term incentive compensation for 2020 in Class 2 LTIP Units.

Short-Term Incentive Compensation of Senior Vice President – Property Operations (Mr. Lacy). As Mr. Lacy was not an NEO at the beginning of 2020, Mr. Lacy did not participate in the short-term incentive compensation program in 2020. Mr. Lacy was paid a bonus of $600,000 in cash in recognition of his efforts in 2020 (which included taking a larger role in the management of our property operations in connection with the changes in Mr. Davis' focus), which bonus was paid in January of 2021.

2018 LTI Compensation

Under the terms of the 2018 LTI Program, our named executive officers were awarded restricted stock units or Class 2 LTIP Units with dividend equivalent rights with the number of units awarded based upon the achievement of specific performance objectives over the relevant performance period, and each of the awards were subject to specific vesting provisions that were based on the achievement of the applicable performance criteria. The 2018 LTI Program included a three-year relative TSR performance metric that was based on the Company's TSR performance against that of each of the companies (other than the Company) in the FTSE NAREIT Equity Apartments Index, a three-year relative TSR performance metric that was based on the Company's TSR performance against each of the companies (other than the Company) in the NAREIT Equity REITs Total Return Index and a three-year cumulative FFO as Adjusted growth rate versus our apartment peers. On December 15, 2020, one of our apartment peers, Apartment Investment and Management Company ("AIMCO"), completed a spin-out of its core operating business to a newly formed REIT, Apartment Income REIT Corp. ("AIRC") creating two companies. As AIMCO operated as one company for almost the entire performance period for the 2018 LTI Program, the Compensation Committee determined that it should be included for purposes of determining the performance results under the program. For purposes of the TSR related metrics, the TSR of AIMCO for the period prior to the transaction was used to calculate performance. For the FFO as Adjusted metric, the combined FFO as Adjusted for AIMCO and AIRC for the period from the closing of the transaction until the end of the performance period, plus the FFO as Adjusted for AIMCO for the period from the beginning of the performance period until the closing of the transaction, was used in calculating performance. The portion of the award that is earned contingent on the achievement of the three-year metrics cliff vests when measured and approved by the Committee following the conclusion of the performance period. In February 2021, the three-year metrics were measured and approved by the Compensation Committee.

The following table reflects the Company's performance and the vested payout for the three-year metrics of the 2018 LTI Program grants:

Performance Metrics	Weighting	Metric	Payout	Actual Result	Payout %
3-Year Relative Cumulative TSR vs. Apartment Peers	35%	-900bps to Wavg TSR Wavg TSR +900bps to Wavg TSR	50% 100% 200%	+150bps	116.7%
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index	20%	-900bps Index +900bps	50% 100% 200%	+160bps	117.8%
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers	15%	-900bps to Wavg Wavg +900bps to Wavg	50% 100% 200%	+470bps	151.9%

2018-2020 3-Year TSR vs. Apartment Peers (35% of 2018 LTI Program Award)			
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 612,500	$ 1,225,000	$ 2,450,000	$ 1,429,575
Mr. Davis	$ 218,750	$ 437,500	$ 875,000	$ 510,563
Mr. Alcock	$ 218,750	$ 437,500	$ 875,000	$ 510,563
Mr. Fisher	$ 157,500	$ 315,000	$ 630,000	$ 367,605
Mr. Lacy*	$ 21,875	$ 43,750	$ 87,500	$ 51,056

2018-2020 3-Year TSR vs. NAREIT (20% of 2018 LTI Program Award)			
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 350,000	$ 700,000	$ 1,400,000	$ 824,600
Mr. Davis	$ 125,000	$ 250,000	$ 500,000	$ 294,500
Mr. Alcock	$ 125,000	$ 250,000	$ 500,000	$ 294,500
Mr. Fisher	$ 90,000	$ 180,000	$ 360,000	$ 212,040
Mr. Lacy*	$ 12,500	$ 25,000	$ 50,000	$ 29,450

2018-2020 3-Year Relative Cumulative FFO as Adjusted Growth (15% of 2018 LTI Program Award)			
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 262,500	$ 525,000	$ 1,050,000	$ 797,475
Mr. Davis	$ 93,750	$ 187,500	$ 375,000	$ 284,813
Mr. Alcock	$ 93,750	$ 187,500	$ 375,000	$ 284,813
Mr. Fisher	$ 67,500	$ 135,000	$ 270,000	$ 205,065
Mr. Lacy*	$ 9,375	$ 18,750	$ 37,500	$ 28,481

_____
*Mr. Lacy, while not a named executive officer in 2018, was employed by the Company in 2018 and was a participant in the long-term incentive program as an employee.

2020 LTI Compensation

In December 2019, the Compensation Committee approved a new long-term incentive program for 2020. Mr. Troupe did not participate in the 2020 long-term incentive program for 2020 due to his transition on March 31, 2020.

The metrics used for the 2020 LTI Program were as follows:

Performance Metrics	Weighting	Range	Metric	Payout	Actual Result
1-Year FFO as Adjusted	30%	Threshold Target Maximum	$ 2.16 $ 2.20 $ 2.24	50% 100% 200%	See Below
3-Year Relative Cumulative TSR vs. Apartment Peers	35%	Threshold Target Maximum	-900bps to Wavg TSR Wavg TSR +900bps to Wavg TSR	50% 100% 200%	TBD
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index	20%	Threshold Target Maximum	-900bps Index +900bps	50% 100% 200%	TBD
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers	15%	Threshold Target Maximum	-900bps to Wavg Wavg +900bps to Wavg	50% 100% 200%	TBD

The named executive officers elected to receive Class 2 LTIP Units in lieu of performance-based restricted stock units pursuant to the 2020 LTI Program except for Mr. Lacy who elected to receive one-half in Class 2 LTIP Units and one-half in restricted stock.

As described above the 1-Year FFO as Adjusted metric was removed and replaced by the Compensation Committee in December 2020 with a 2-Year Relative FFO as Adjusted Growth Rate vs. Apartment Peers metric due to the unforeseeable impacts of the COVID-19 pandemic. The details of the 2-Year metric are as follows:

Performance Metrics	Weighting	Range	Metric	Payout	Actual Result
2-Year FFO as Adjusted Growth Rate vs. Apartment Peers	30%	Threshold Target Maximum	-600bps to Wavg Rate Wavg Rate +600bps to Wavg Rate	50% 100% 200%	TBD

The 2020 LTI Program awards were granted to Messrs. Toomey, Davis, Alcock, Fisher and Lacy, in the following amounts:

Total 2020 LTI Program Awards			
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 2,100,000	$ 4,200,000	$ 8,400,000	TBD
Mr. Davis	$ 825,000	$ 1,650,000	$ 3,300,000	TBD
Mr. Alcock	$ 625,000	$ 1,250,000	$ 2,500,000	TBD
Mr. Fisher	$ 550,000	$ 1,100,000	$ 2,200,000	TBD
Mr. Lacy	$ 112,500	$ 225,000	$ 450,000	TBD

3-Year Relative Cumulative TSR vs. Apartment Peers (35% of 2019 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 735,000	$ 1,470,000	$ 2,940,000	TBD
Mr. Davis	$ 288,750	$ 577,500	$ 1,155,000	TBD
Mr. Alcock	$ 218,750	$ 437,000	$ 875,000	TBD
Mr. Fisher	$ 192,500	$ 385,000	$ 770,000	TBD
Mr. Lacy	$ 39,375	$ 78,750	$ 157,500	TBD

3-Year Relative Cumulative TSR Rank vs. NAREIT Equity REITs (20% of 2019 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 420,000	$ 840,000	$ 1,680,000	TBD
Mr. Davis	$ 165,000	$ 330,000	$ 660,000	TBD
Mr. Alcock	$ 125,000	$ 250,000	$ 500,000	TBD
Mr. Fisher	$ 110,000	$ 220,000	$ 440,000	TBD
Mr. Lacy	$ 22,500	$ 45,000	$ 90,000	TBD

3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers (15% of 2019 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 315,000	$ 630,000	$ 1,200,000	TBD
Mr. Davis	$ 123,750	$ 247,500	$ 495,000	TBD
Mr. Alcock	$ 93,750	$ 187,500	$ 375,000	TBD
Mr. Fisher	$ 82,500	$ 165,000	$ 330,000	TBD
Mr. Lacy	$ 16,875	$ 33,750	$ 67,500	TBD

2-Year FFO as Adjusted Growth Rate vs. Apartment Peers (30% of 2019 LTI Program Award)				
	Threshold	Target	Maximum	Actual Amount
Mr. Toomey	$ 630,000	$ 1,260,000	$ 2,520,000	TBD
Mr. Davis	$ 247,500	$ 495,000	$ 990,000	TBD
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Fisher	$ 165,000	$ 330,000	$ 660,000	TBD
Mr. Lacy	$ 33,750	$ 67,500	$ 135,000	TBD

2021 LTI Compensation

In December 2020, the Compensation Committee approved a new long-term incentive program for 2021.

The metrics used for the 2021 LTI Program are as follows with each metric having a payout percentage for 0%, if the threshold is not met, to 200%:

Performance Metrics	Weighting
1-Year FFO as Adjusted	30%
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index	20%
3-Year Relative Cumulative TSR vs. Apartment Peers	35%
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers	15%

The portions of the 2021 LTI awards based upon the 3-year relative apartment peer TSR metric, the 3-year relative NAREIT Equity Index TSR metric and the 3-year relative cumulative FFO as Adjusted metric will vest on the date the Compensation Committee determines performance in January or February 2024. The portion of the 2021 LTI awards based upon the 1-year FFO as Adjusted metric will be measured in January or February 2022 and will vest 50% at such time and 50% on the one-year anniversary thereof. As part of his transition, Mr. Davis will not participate in the 2021 LTI Program.

2021 STI Compensation

In December 2020, the Compensation Committee also approved a new short-term incentive program for 2021 and in October 2020, each of our named executive officers other than Mr. Alcock and Mr. Lacy elected to receive their short-term incentive compensation, to the extent earned, in Performance LTIP Units. Mr. Alcock elected to receive his short-term incentive compensation, to the extent earned, twenty-five percent (25%) in each of cash and restricted stock and fifty percent (50%) in the form of Performance LTIP Units. Mr. Lacy elected to receive his short-term incentive compensation, to the extent earned, seventy-five percent (75%) in cash and twenty-five percent (25%) in Performance LTIP Units.

As he transitioned to a new role effective December 31, 2020, Mr. Davis will not participate in the 2021 STI Program, but will be entitled to receive a bonus at the discretion of the Chairman and Chief Executive Officer, as described below.

For each named executive officer, 70% will be based on company performance measured by the metrics set forth below and 30% of the STI award will be based on the Compensation Committee's determination of such executive's performance. The weightings for each executive officer for each metric differ based on the role of the executive officer and are set by the Compensation Committee.

The metrics used for the 2021 STI Program are as follows:

Metric	Threshold	Target	Maximum
FFO as Adjusted per Share	$1.88	$1.94	$2.00
Transaction Volume (millions)	$450M	$885M	$1,300M
Transaction FFOA	$4.0M	$5.5M	$7.0M
Operating Platform Execution*	50%	100%	200%
Same-Store "Wins"**	40%	50%	60%
ESG/DEI***	50%	100%	200%
Health of the Workforce****	3.5	3.8	4.1

* Operating Platform Execution is a three metric measure based on Smart Home installations, site level headcount reductions and controllable expenses.
** Same-Store "Wins" measures the percentage of our markets in which our same store revenue growth is at or above the median compared to our apartment peers.
*** ESG/DEI is a three metric measure consisting of our absolute GRESB score, our GRESB score related to the GRESB average and our absolute GRESB social score.
**** Health of the Workforce is based on a multi-variable "Heath of the Workforce" scorecard.

Performance will be determined by the Compensation Committee and the awards will vest in January or February 2022.

President and Chief Operating Officer Transition

Mr. Davis resigned as Chief Operating Officer of the Company effective December 31, 2020, while continuing to serve as President of the Company. Effective January 1, 2022, Mr. Davis will transition to a consulting role. Mr. Davis and the Company entered into a letter agreement in connection with his resignation dated December 31, 2020. Under the letter agreement, Mr. Davis will be paid an annual salary of $387,500 in his role as President of the Company and is entitled to continued group health insurance benefits through December 31, 2027 under certain conditions. Further, under the terms of the Letter Agreement, Mr. Davis will not participate in the Company's 2021 short-term incentive program or 2021-2023 long-term incentive program, but Mr. Davis will be entitled to vesting of awards that have previously been granted to him under the Company's long-term incentive program that vest for periods prior to January 1, 2022 and his outstanding restricted stock awards will fully vest on the Retirement Date. Further, at the discretion of the Company's Chairman and Chief Executive Officer, if the value of the awards vested is less than $2,000,000, Mr. Davis will be eligible for a cash bonus equal to such difference. The Letter Agreement (including the related release agreement) includes mutual releases and non-disparagement covenants of Mr. Davis and the Company.

Severance, Change of Control and Other Arrangements

We provide a description of the change of control provisions and the death, disability and retirement provisions in our 1999 Long Term Incentive Plan and our policy with respect to severance benefits, below under *"Post-Employment Compensation – Severance, Change of Control and Other Arrangements.*

Advisory Vote on Executive Compensation

At the 2020 annual meeting of shareholders, the shareholders approved, on an advisory basis, the compensation of our named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, with 83% of votes cast voted in favor of the resolution. The Compensation Committee reviewed the final vote results for that resolution and the input we received from shareholder engagement, and as described above we have made changes to our executive compensation policies. While the vote on the compensation of our named executive officers is advisory, and therefore not binding on the Company, the Compensation Committee or our board, our board and our Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the named executive officer compensation, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. At our 2017 annual meeting, we conducted an advisory vote on the frequency of our advisory votes on executive compensation. Through that vote, our shareholders expressed a preference for an annual advisory vote on executive compensation, with 86% of votes cast in favor of an annual advisory vote on executive compensation. We have determined that our shareholders should cast an advisory vote on the compensation of our named executive officers on an annual basis. Accordingly, our board recommends that you vote "FOR" Proposal No. 3 at the annual meeting. For more information, see "Proposal No. 3 Advisory Vote on Executive Compensation" in this proxy statement.

Accounting and Tax Effects

Among many factors, the impact of accounting treatment is considered in developing and implementing our compensation programs generally, including the accounting treatment as it applies to amounts awarded or paid to our executives. The impact of federal tax laws on our compensation programs is also considered, including the deductibility of compensation paid to our named executive officers, as regulated by Section 162(m) of the Code.

Prior to the enactment of the Tax Cuts and Jobs Act in December 2017, under Section 162(m) of the Code, we generally would not receive a federal income tax deduction for compensation paid to our chief executive officer or any of the three other most highly compensated executive officers (other than the chief financial officer) employed on the last day of the fiscal year to the extent that any of such persons receive more than $1,000,000 in compensation in the fiscal year, subject to an exemption for "performance-based" compensation, which permitted us to receive a federal income tax deduction for the compensation paid, even if such compensation exceeded $1,000,000 in a single year.

The Tax Cuts and Jobs Act, among other changes, retained the $1,000,000 deduction limit in Section 162(m) of the Code, but repealed the exemption from the deduction limit for performance-based compensation, while expanding the definition of "covered employees" to include the chief financial officer and any executive who is subject to the limitation in tax years beginning after 2016. As a result, beginning in 2018, compensation paid to our named executive officers in excess of $1,000,000 is not deductible under Section 162(m), unless it qualifies for transition relief applicable to certain binding written performance-based compensation arrangements which were in effect as of November 2, 2017, and which were not modified in any material respect on or after that date.

The Compensation Committee has sought to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, and therefore the Compensation Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns, and has reserved the right to adopt a policy, or may change any policy it does adopt, as it deems necessary. The Compensation Committee will continue to consider the tax deductibility of compensation as just one of many factors in determining the appropriate amount and form of compensation for our named executive officers.

The impact of Section 409A of the Code is also taken into account. The 1999 Long Term Incentive Plan has been designed to comply with the requirements of Section 409A of the Code so as to avoid possible adverse tax consequences that may result from noncompliance.

Equity Granting Process

Grants of stock options, restricted stock, restricted stock units, LTIP Units, Performance LTIP Units and other equity awards to our executive officers and other employees are approved by the Compensation Committee at regularly scheduled meetings, or occasionally by unanimous written consent. If approval is made at a meeting, the grant date of the award is the date of the meeting or a future date; if approval is by unanimous written consent, the grant date of the award is the day the last Compensation Committee member signs the written consent or a future date.

We have no practice of timing grants of stock options, restricted stock, restricted stock units, LTIP Units, Performance LTIP Units or other equity awards to coordinate with the release of material non-public information, nor have we timed the release of material non-public information for the purpose of affecting the value of any named executive officer compensation.

Stock Ownership Guidelines

To align the interests of our executive officers with the interests of our shareholders, each of our executive officers is required to comply with our Executive Stock Ownership Guidelines. These guidelines require our executive officers to own a specified number of shares of the Company's common stock as determined by the executive officer's position within four years of the date of the executive officer's appointment. The individual guidelines are as follows:

- 110,000 shares for the Chairman and CEO and the President,
- 50,000 shares for any Executive Vice President (or equivalent), and
- 20,000 shares for any Senior Vice President (or equivalent).

All of our named executive officers serving as of the end of 2020 are in compliance with the Executive Stock Ownership Guideline applicable to their position. The Governance Committee may, from time to time, re-evaluate and revise these guidelines to give effect to changes in the price of our common stock or our capitalization.

Stock that counts towards satisfaction of the ownership guidelines include:

- shares owned outright by the participant or his or her immediate family members residing in the same household,
- vested restricted stock,
- vested LTIP Units, and
- shares into which OP Units in the Operating Partnership may be redeemed for shares of common stock.

A copy of our Executive Stock Ownership Guidelines may be found on our corporate governance page on our website at ir.udr.com. To access the guidelines on our website at ir.udr.com, click on "Corporate Governance" and then click on "Governance Documents."

Hedging, Pledging and Short-Term Speculative Transactions

We prohibit any Company personnel, which includes directors, officers and all other employees of the Company, from engaging in any short-term, speculative securities transactions, engaging in short sales, buying or selling put or call options, trading in options (other than those granted by the Company) and engaging in hedging transactions. We also prohibit purchasing securities on margin or pledging securities as collateral without the prior approval of our Corporate Compliance Officer or Chief Executive Officer.

Policy on Recoupment of Performance-Based Incentives

Our Compensation Committee adopted the Policy on Recoupment of Performance-Based Incentives, which applies to our executive officers, including our named executive officers, and their performance-based incentive compensation beginning with their compensation for the 2010 fiscal year. This policy provides that if the board determines that the Company's financial statements are required to be restated as a result of fraud committed by an executive officer, the board may seek to recoup any portion of the performance-based awards that the executive officer would not have received if the Company's financial results had been reported properly. The board administers the policy and determines, in its sole discretion, the amount of the performance-based award to be recouped. To access the guidelines on our website at ir.udr.com, click on "Corporate Governance" and then click on "Governance Documents."

Consideration of Risk

The Compensation Committee is aware of the consequences to companies that have not appropriately balanced risk and reward in executive compensation. The Compensation Committee believes that the emphasis on long-term performance in the 1999 Long Term Incentive Plan results in an overall compensation program that does not reward excessive risk-taking for the Company. The Company's compensation strategy is intended to mitigate risk by emphasizing long-term compensation and financial performance measures correlated with growing shareholder value rather than rewarding shorter performance and payout periods.

Our Compensation Committee believes that our executive incentive compensation arrangements do not encourage our executives to take unnecessary or excessive risks that could threaten the value of our Company. While performance-based compensation constitutes a significant percentage of our executives' overall total compensation and thereby the Compensation Committee believes motivates our executives to help fulfill our corporate mission and vision, including specific and focused Company performance objectives, the non-performance based compensation, for most executives for most years, is also a sufficiently high percentage of overall total compensation that the Compensation Committee does not believe that unnecessary or excessive risk taking is encouraged by the performance-based compensation. In addition, a significant portion of executive's performance-based compensation is in the form of long-term equity incentives, which do not encourage unnecessary or excessive risk because they generally are performance-based and are earned over a multiple-year period of time, thereby focusing the executives on our Company's long-term interests. In order to align the interests of our executive officers with the interests of our shareholders, each of our executive officers is required to comply with our Executive Stock Ownership Guidelines. Further, the Compensation Committee has adopted the Policy on Recoupment of Performance-Based Incentives as a means of discouraging unnecessary or excessive risk taking.

Compensation Committee Report

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Compensation Committee has reviewed and discussed with our management the Compensation Discussion and Analysis beginning on page 48 of this proxy statement. Based on such review and discussions, the Compensation Committee recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement.


COMPENSATION AND MANAGEMENT
DEVELOPMENT COMMITTEE
Mark R. Patterson, Chair
Jon A. Grove
Robert A. McNamara


Compensation of Executive Officers

The executive officers named in the table below are referred to in this proxy statement as the "named executive officers." The table below summarizes for each of the named executive officers the compensation amounts paid or earned for the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Option Awards[1] ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change In Pension Value and Nonqualified Deferred Compensation Earnings (h)	All Other Compensation ($) (i)	Total ($) (j)
Thomas W. Toomey[2] Chief Executive Officer	2020	$ 800,000	$ -0-	$ 5,547,860	-0-	$ -0-	-0-	$ 46,519	$ 6,394,379
	2019	$ 800,000	-0-	$ 5,473,055	-0-	$ -0-	-0-	$ 34,679	$ 6,307,734
	2018	$ 800,000	300,000	$ 3,450,891	-0-	$ 1,700,000	-0-	$ 27,585	$ 6,278,476
Jerry A. Davis[3] President – Chief Operating Officer	2020	$ 650,000	-0-	$ 3,115,743	-0-	$ -0-	-0-	$ 15,920	$ 3,781,663
	2019	$ 650,000	450,000	$ 2,628,609	-0-	$ -0-	-0-	$ 19,845	$ 3,748,454
	2018	$ 450,000	-0-	$ 1,232,466	-0-	$ 1,143,000	-0-	$ 18,706	$ 2,844,172
Warren L. Troupe[4] Former Senior Executive Vice President	2020	$ 1,474,317	250,000	$ -0-	-0-	$ -0-	-0-	$ 17,504	$ 1,741,821
	2019	$ 500,000	1,200,000	$ 1,984,469	-0-	$ -0-	-0-	$ 16,273	$ 3,700,742
	2018	$ 500,000	-0-	$ 1,084,576	-0-	$ 1,261,000	-0-	$ 15,556	$ 2,861,132
Harry G. Alcock[5] Senior Vice President – Chief Investment Officer	2020	$ 500,000	-0-	$ 2,869,024	-0-	$ -0-	-0-	$ 17,441	$ 3,386,465
	2019	$ 500,000	550,000	$ 2,223,344	-0-	$ -0-	-0-	$ 16,781	$ 3,290,125
	2018	$ 450,000	-0-	$ 1,232,466	-0-	$ 1,074,000	-0-	$ 15,800	$ 2,772,266
Joseph D. Fisher[6] Senior Vice President – Chief Financial Officer	2020	$ 450,000	-0-	$ 2,412,942	-0-	$ -0-	-0-	$ 17,441	$ 2,880,383
	2019	$ 450,000	400,000	$ 1,592,995	-0-	$ -0-	-0-	$ 19,581	$ 2,462,576
	2018	$ 400,000	-0-	$ 887,378	-0-	$ 562,000	-0-	$ 18,550	$ 1,867,928
Michael D. Lacy[7] Senior Vice President - Property Operations	2020	$ 300,000	600,000	$ 236,240	-0-	$ -0-	-0-	$ 20,714	$ 1,156,954
	2019	$ -	-	-	-	-	-	-	-
	2018	$ -	-	-	-	-	-	-	-

(1) The dollar amounts reflected in the "Stock Awards" column represent the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of grants of shares and units that vest over multiple years. For information regarding the valuation assumptions used in computing grant date fair value, refer to the note entitled "Employee Benefit Plans" in the Notes to our Consolidated Financial Statements included in our Annual Reports on Form 10-K for the fiscal years ended December 31, 2020, 2019 and 2018, as applicable.

(2) "Stock Awards" for 2020 includes the aggregate grant date fair value of Class 2 LTIP Units awarded under the Company's short-term and long-term incentive programs. The threshold, target and maximum for these awards were determined prior to the grant date, and the amount of the awards with respect to the portion of the awards with a 1-year performance period was determined in February 2021 based upon the achievement of the performance metrics, the portion of the long-term award with a 2-year performance period will be determined in January or February of 2022 and the portion of the long-term award with a 3-year performance period will be determined in January or February of 2023. The maximum amount of the awards was $2,800,000 for the short-term award and $8,400,000 for the long-term award. "All Other Compensation" includes $11,118 for Company paid health insurance (including dental) in 2020, $623 for Company paid life insurance, accidental death and disability insurance and disability insurance in 2020, $8,550 for the Company funded non-discretionary 401(k) Plan matching contribution and $26,228 for rent discount.

(3) "Stock Awards" for 2020 includes the aggregate grant date fair value of Class 2 LTIP Units awarded under the Company's short-term and long-term incentive programs. The threshold, target and maximum for these awards were determined prior to the grant date, and the amount of the awards with respect to the portion of the awards with a 1-year performance period was determined in February 2021 based upon the achievement of the performance metrics, the portion of the long-term award with a 2-year performance period will be determined in January or February of 2022 and the portion of the long-term award with a 3-year performance period will be determined in January or February of 2023. The maximum amount of the awards was $2,200,000 for the short-term award and $3,300,000 for the long-term award. In addition, "Stock Awards" for 2020 includes an incremental bonus of $450,000 that was paid in restricted stock and vest over a four-year period. The restricted stock was priced at $48.63, which was the closing sales price of our common stock on February 6, 2020, the date of grant. "All Other Compensation" includes $11,397 for Company paid health insurance (including dental) in 2020, $623 for Company paid life insurance, accidental death and disability and disability insurance in 2020 and $3,900 for the Company funded non-discretionary 401(k) Plan matching contribution.

(4) No "Stock Awards" were granted for 2020. "All Other Compensation" includes $8,786 for Company paid health insurance (including dental) in 2020, $168 for Company paid life insurance, accidental death and disability and disability insurance in 2020 and $8,550 for the Company funded non-discretionary 401(k) Plan matching contribution. Salary includes consulting fees paid for periods after March 31, 2020 when Mr. Troupe resigned as an employee and became a consultant to the Company.

(5) "Stock Awards" for 2020 includes the aggregate grant date fair value of Class 2 LTIP Units awarded under the Company's short-term and long-term incentive programs. The threshold, target and maximum for these awards were determined prior to the grant date, and the amount of the awards with respect to the portion of the awards with a 1-year performance period was determined in February 2021 based upon the achievement of the performance metrics, the portion of the long-term award with a 2-year performance period will be determined in January or February of 2022 and the portion of the long-term award with a 3-year performance period will be determined in January or February of 2023. The maximum amount of the awards was $2,200,000 for the short-term award and $2,500,000 for the long-term award. In addition, "Stock Awards" for 2020 includes an incremental bonus of $550,000 that was paid in restricted stock and vest over a four-year period. The restricted stock was priced at $48.63, which was the closing sales price of our common stock on February 6, 2020, the date of grant. "All Other Compensation" includes $11,118 for Company paid health insurance (including dental) in 2020, $623 for Company paid life insurance, accidental death and disability and disability insurance in 2020 and $5,700 for the Company funded non-discretionary 401(k) Plan matching contribution.

(6) "Stock Awards" for 2020 includes the aggregate grant date fair value of Class 2 LTIP Units awarded under the Company's short-term and long-term incentive programs. The threshold, target and maximum for these awards were determined prior to the grant date, and the amount of the awards with respect to the portion of the awards with a 1-year performance period was determined in February 2021 based upon the achievement of the performance metrics, the portion of the long-term award with a 2-year performance period will be determined in January or February of 2022 and the portion of the long-term award with a 3-year performance period will be determined in January or February of 2023. The maximum amount of the awards was $1,100,000 for the short-term award and $2,200,000 for the long-term award. In addition, "Stock Awards" for 2020 includes an incremental bonus of $400,000 that was paid in restricted stock and vest over a four-year period. The restricted stock was priced at $48.63,

which was the closing sales price of our common stock on February 6, 2020, the date of grant. "All Other Compensation" includes $11,118 for Company paid health insurance (including dental) in 2020, $623 for Company paid life insurance, accidental death and disability and disability insurance in 2020 and $5,700 for the Company funded non-discretionary 401(k) Plan matching contribution.

(7) "All Other Compensation" includes $11,303 for Company paid health insurance (including dental) in 2020, $861 for Company paid life insurance, accidental death and disability and disability insurance in 2020, $8,550 for the Company funded non-discretionary 401(k) Plan matching contribution.

Grants of Plan-Based Awards Table

The following table provides information concerning each grant of a plan-based award made to a named executive officer in the 2020 fiscal year.

Name (a)	Award Type (b)	Grant Date (c)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (j)	All Other Option Awards: Number of Securities Underlying Options (#) (k)	Exercise or Base Price of Option Awards ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards (m)
			Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)				
Thomas W. Toomey	STI	1/2/2020				15,178	30,356	60,712	-	-	-	$1,237,617
	LTI	1/2/2020				45,533	91,066	182,132	-	-	-	$4,310,243
Jerry A. Davis	STI	1/2/2020				11,926	23,851	47,702	-	-	-	$ 972,407
	LTI	1/2/2020				17,888	35,776	71,552	9,254	-	-	$2,143,336
Harry G. Alcock	STI	1/2/2020				11,926	23,851	47,702	-	-	-	$1,036,208
	LTI	1/2/2020				13,552	27,103	54,206	11,310	-	-	$1,832,816
Joseph D. Fisher	STI	1/2/2020				10,842	21,683	43,366	-	-	-	$ 884,017
	LTI	1/2/2020				11,926	23,852	47,704	8,225	-	-	$1,528,925
Michael D. Lacy	STI	1/2/2020				-	-	-	-	-	-	$ -
	LTI	1/2/2020				2,440	4,879	9,759	-	-	-	$ 236,240

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Long Term Incentive Compensation

The 2020 LTI Program covers consecutive, rolling three-year tranches (each consisting of 36 months) for an indefinite period. LTIP Units are a class of partnership interests in the Operating Partnership and serve as a form of equity-based award for our annual long-term incentive equity compensation. LTIP Units are designed to qualify as "profits interests" in the Operating Partnership for federal income tax purposes, meaning that initially they are not economically equivalent in value to a share of our common stock, but over time can increase in value to one-for-one parity with common stock by operation of special tax rules applicable to profits interests. LTIP Units are designed to offer executives a long-term incentive comparable to restricted stock or restricted stock units, while allowing them to enjoy a potentially more favorable income tax treatment. Each LTIP Unit awarded is deemed equivalent to an award of one share of common stock reserved under our 1999 Long Term Incentive Plan. The key difference between LTIP Units and restricted stock is that, at the time of award, LTIP Units do not have full economic parity with an OP Unit, but can achieve such parity over time upon the occurrence of specified events in accordance with partnership tax rules. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP Units is less than the value of an equal number of shares of our common stock.

During the applicable performance period, holders of LTIP Units will receive distributions equal to one-tenth (1/10th) of the amount of regular quarterly distributions paid on an OP Unit, but will not receive any special distributions. After the end of the performance period, holders of earned LTIP Units, both vested and unvested, will be entitled to receive distributions in an amount per LTIP Unit equal to the distributions, both regular and special, payable on an OP Unit (which equal per share dividends (both regular and special) on our common stock). LTIP Units awarded with time-based vesting conditions only, both vested and unvested, are entitled to receive distributions in an amount per LTIP Unit equal to the distributions, both regular and special, payable on an OP Unit.

In October 2019, the named executive officers were permitted to elect to receive Class 2 LTIP Units in lieu of performance-based restricted stock units, and upon the elections of the named executive officers, the Compensation Committee awarded Class 2 LTIP Units to all of the named executive officers pursuant to the 2020

LTI Program. Subject to the conditions set forth in the Eleventh Amendment to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership and subject to the vesting conditions specified with respect to each Class 2 LTIP Unit (described below), each Class 2 LTIP Unit may be converted, at the election of the holder, into an OP Unit of the Operating Partnership provided that such Class 2 LTIP Unit has been outstanding for at least two years from the date of grant. A holder of OP Units has the right to require the Operating Partnership to redeem all or a portion of the OP Units held by the holder in exchange for a cash payment based on the market value of our common stock at the time of redemption. However, the Operating Partnership's obligation to pay the cash amount is subject to the prior right of the Company to acquire such OP Units in exchange for either the cash amount or shares of our common stock.

The Class 2 LTIP Units are granted at maximum, and will vest only to the extent that pre-established performance metrics are met for the applicable performance period, subject to continuing employment. The 2020 LTI program award opportunity for the three-year performance period which commenced in 2020 has two separate tranches with different performance periods and vesting schedules, as follows: (i) 30% of the award opportunity has an FFO as Adjusted performance period of one year with the intent that one-half would vest in February 2021 and one-half would vest in February 2022; (ii) 35% of the award opportunity has a 3-year relative cumulative TSR versus apartment peers metric and will vest on the date the Compensation Committee determines performance in January or February of 2023; (iii) 20% of the award has a 3-year relative cumulative TSR versus the NAREIT Equity Total Return Index metric and will vest on the date the Compensation Committee determines performance in January or February of 2023; and (iv) 15% of the award opportunity has a 3-year FFO as Adjusted Growth Rate versus apartment peers metric and will vest on the date the Compensation Committee determines performance in January or February of 2023. In this way, the vesting conditions for the Class 2 LTIP Units are comparable to the vesting conditions applicable to our performance-based restricted stock units. As described above, due to the impact of the COVID-19 pandemic, the Compensation Committee modified the 2020 LTI program to remove the 1-year FFO as adjusted metric and replaced it with a 2-year metric based on the Company's FFO as Adjusted growth rate compared to a weighted average of the Apartment Peers. Consistent with the treatment of other equity awards under the 1999 Plan, upon a Class 2 LTIP Unit holder's death or disability during his or her employment, or in the event of a change of control, all restrictions on outstanding awards shall lapse; otherwise, vesting shall cease upon the date that employment is terminated for any other reason. Holders of Class 2 LTIP Units have the same voting rights as limited partners holding OP Units in the Operating Partnership, with the LTIP Units voting together as a single class with the OP Units and having one vote per LTIP Unit, and holders of LTIP Units shall not be entitled to approve, vote on or consent to any other matter.

The metrics utilized for the 2020 LTI Program awards are as follows:

Performance Metric	Weighting	Range	Metric	Payout	Actual Result
3-Year Relative Cumulative TSR vs. Apartment Peers	35%	Threshold	-900bps to Wavg TSR	50%	Because this is a 3 year metric, the result has not yet been determined
		Target	Wavg TSR	100%	
		Maximum	+900bps to Wavg TSR	200%	
3-Year Relative Cumulative TSR vs. NAREIT Equity REITs Total Return Index	20%	Threshold	-900bps	50%	Because this is a 3 year metric, the result has not yet been determined
		Target	Index	100%	
		Maximum	+900bps	200%	
3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers	15%	Threshold	-900bps to Wavg	50%	Because this is a 3 year metric, the result has not yet been determined
		Target	Wavg	100%	
		Maximum	+900bps to Wavg	200%	
2-Year FFO as Adjusted Growth Rate vs. Apartment Peers	30%	Threshold	-600bps to Wavg	50%	Because this is a 2 year metric, the result has not yet been determined
		Target	Wavg	100%	
		Maximum	+600bps to Wavg	200%	

The 2020 LTI Program awards were granted to Messrs. Toomey, Davis, Alcock, Fisher and Lacy, in the following amounts:

Total 2020 LTI Program Awards				
	Threshold	**Target**	**Maximum**	**Actual Amount**
Mr. Toomey	$ 2,100,000	$ 4,200,000	$ 8,400,000	TBD
Mr. Davis	$ 825,000	$ 1,650,000	$ 3,300,000	TBD
Mr. Alcock	$ 625,000	$ 1,250,000	$ 2,500,000	TBD
Mr. Fisher	$ 550,000	$ 1,100,000	$ 2,200,000	TBD
Mr. Lacy	$ 112,500	$ 225,000	$ 450,000	TBD

3-Year Relative Cumulative TSR vs. Apartment Peers (35% of 2020 LTI Program Award)				
	Threshold	**Target**	**Maximum**	**Actual Amount**
Mr. Toomey	$ 735,000	$ 1,470,000	$ 2,940,000	TBD
Mr. Davis	$ 288,750	$ 577,500	$ 1,155,000	TBD
Mr. Alcock	$ 218,750	$ 437,000	$ 875,000	TBD
Mr. Fisher	$ 192,500	$ 385,000	$ 770,000	TBD
Mr. Lacy	$ 39,375	$ 78,750	$ 157,500	TBD

3-Year Relative Cumulative TSR Rank vs. NAREIT Equity REITs (20% of 2020 LTI Program Award)				
	Threshold	**Target**	**Maximum**	**Actual Amount**
Mr. Toomey	$ 420,000	$ 840,000	$ 1,680,000	TBD
Mr. Davis	$ 165,000	$ 330,000	$ 660,000	TBD
Mr. Alcock	$ 125,000	$ 250,000	$ 500,000	TBD
Mr. Fisher	$ 110,000	$ 220,000	$ 440,000	TBD
Mr. Lacy	$ 22,500	$ 45,000	$ 90,000	TBD

3-Year Relative Cumulative FFO as Adjusted Growth Rate vs. Apartment Peers (15% of 2020 LTI Program Award)				
	Threshold	**Target**	**Maximum**	**Actual Amount**
Mr. Toomey	$ 315,000	$ 630,000	$ 1,200,000	TBD
Mr. Davis	$ 123,750	$ 247,500	$ 495,000	TBD
Mr. Alcock	$ 93,750	$ 187,500	$ 375,000	TBD
Mr. Fisher	$ 82,500	$ 165,000	$ 330,000	TBD
Mr. Lacy	$ 16,875	$ 33,750	$ 67,500	TBD

2-Year FFO as Adjusted Growth Rate (30% of 2020 LTI Program Award)				
	Threshold	**Target**	**Maximum**	**Actual Amount**
Mr. Toomey	$ 630,000	$ 1,260,000	$ 2,520,000	TBD
Mr. Davis	$ 247,500	$ 495,000	$ 990,000	TBD
Mr. Alcock	$ 187,500	$ 375,000	$ 750,000	TBD
Mr. Fisher	$ 165,000	$ 330,000	$ 660,000	TBD
Mr. Lacy	$ 33,750	$ 67,500	$ 135,000	TBD

See "Compensation Discussion and Analysis — *The Compensation of Our Named Executive Officers for 2020 — LTI Compensation.*"

Matching 401(k) Contributions

In 2020, Messrs. Toomey, Davis, Troupe, Alcock, Fisher and Lacy each received a non-discretionary 401(k) matching contribution made by us in the amount of $8,550, $3,900, $8,550, $5,700, $5,700 and $8,550, respectively. In 2019, Messrs. Toomey, Davis, Troupe, Alcock and Fisher each received a non-discretionary 401(k) matching contribution made by us in the amount of $8,400, $8,400, $8,400, $5,600 and $8,400, respectively. In 2018, Messrs. Toomey, Davis, Troupe, Alcock and Fisher each received a non-discretionary 401(k) matching contribution made by us in the amount of $8,250, $8,250, $8,250, $5,500 and $8,250, respectively.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of the end of the 2020 fiscal year:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Option (#) Exercisable	Number of Securities Underlying Unexercised Option (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Thomas W. Toomey						14,298 $	549,472	--	--
						33,932	1,304,007	--	--
						--	--	64,855 $	2,492,378 (1)
						--	--	82,129	3,156,217 (1)
						--	--	46,928	1,803,443 (1)
						--	--	35,201	1,352,774 (1)
						--	--	92,880	3,569,378 (1)
						--	--	53,071	2,039,519 (1)
						--	--	39,807	1,529,783 (1)
						--	--	58,369	2,243,121 (1)
						--	--	75,642	2,906,922 (1)
						--	--	43,224	1,661,098 (1)
						--	--	32,422	1,245,977 (1)
Jerry A. Davis						9,254 $	355,631	--	--
						13,331	512,310	--	--
						--	--	50,960 $	1,958,393 (1)
						--	--	29,330	1,127,152 (1)
						--	--	16,757	643,972 (1)
						--	--	12,572	483,142 (1)
						--	--	36,486	1,402,157 (1)
						--	--	20,850	801,266 (1)
						--	--	15,640	601,045 (1)
						--	--	22,932	881,277 (1)
						--	--	29,713	1,141,871 (1)
						--	--	16,977	652,426 (1)
						--	--	12,734	489,368 (1)
Harry G. Alcock						11,310 $	434,643	--	--
						10,099	388,105	--	--
						--	--	25,480 $	979,196 (1)
						--	--	12,386	475,994
						--	--	29,330	1,127,152 (1)
						--	--	16,757	643,972 (1)
						--	--	12,572	483,142 (1)
						--	--	27,644	1,062,359 (1)
						--	--	15,794	606,963 (1)
						--	--	11,850	455,396 (1)
						--	--	17,371	667,568 (1)
						--	--	22,513	865,175 (1)
						--	--	12,863	494,325 (1)
						--	--	9,646	370,696 (1)
Joseph D. Fisher						6,954 $	267,242	--	--
						8,225	316,087	--	--
						8,887	341,527	--	--
						--	--	46,326 $	1,780,308 (1)
						--	--	21,121	811,680 (1)
						--	--	12,071	463,889 (1)
						--	--	9,054	347,945 (1)
						--	--	24,325	934,810 (1)
						--	--	13,902	534,254 (1)
						--	--	10,423	400,556 (1)
						--	--	15,286	587,441 (1)
						--	--	19,812	761,375 (1)
						--	--	11,322	435,104 (1)

	--	--	8,494	326,424 (1)
Michael D. Lacy	695 $	26,709	--	--
	1,313	50,459	--	--
	1,465	56,300	--	--
	1,416	54,417	--	--
	--	--	2,934 $	112,754 (1)
	--	--	1,678	64,486 (1)
	--	--	1,255	48,230 (1)
	--	--	853	32,781
	--	--	488	18,754
	--	--	367	14,104
	--	--	1,932	74,247 (1)
	--	--	1,106	42,504 (1)
	--	--	830	31,897 (1)
	--	--	759	29,168
	--	--	887	34,087
	--	--	508	19,522
	--	--	381	14,642
	--	--	1,563	60,066 (1)
	--	--	2,030	78,013 (1)
	--	--	1,157	44,464 (1)
	--	--	870	33,434 (1)

(1) STI and LTIP Units granted at maximum including estimated dividend equivalent shares, subject to forfeiture based upon final performance.

The following table provides grant and vesting dates as of December 31, 2020 for each of the unvested stock awards listed in the table above:

	Grant Date	Unvested Shares or Units	Vesting Date
Thomas W. Toomey	2/2/2017	14,298	vests in 2/2021
	1/2/2018	164,258	vests in 2/2021
	1/2/2019	33,932	vests in 2/2021
	1/2/2019	185,758	vests in 2/2022
	1/2/2020	64,855	vests in 2/2021
	1/2/2020	58,369	1/2 vests in 2/2022 and 2/2023
	1/2/2020	151,288	vests in 2/2023
Jerry A. Davis	1/2/2018	58,659	vests in 2/2021
	1/2/2019	13,331	vests in 2/2021
	1/2/2019	72,976	vests in 2/2022
	1/2/2020	50,960	vests in 2/2021
	1/2/2020	82,356	vests in 2/2022
	2/6/2020	9,254	1/4 vests in 2/2021 and 3/4 in 2/2022
Harry G. Alcock	1/2/2018	58,659	vests in 2/2021
	1/2/2019	10,099	vests in 2/2021
	1/2/2019	55,288	vests in 2/2022
	1/2/2020	37,866	vests in 2/2021
	1/2/2020	17,371	vests in 2/2022 and 2/2023
	1/2/2020	45,022	vests in 2/2023
	2/6/2020	11,310	1/4 vests in 2/2021, 2/2022, 2/2023 and 2/2024
Joseph D. Fisher	1/3/2017	6,954	vests in 1/2021
	1/2/2018	42,246	vests in 2/2021
	1/2/2019	8,887	vests in 2/2021
	1/2/2019	48,650	vests in 2/2022
	1/2/2020	46,326	vests in 2/2021
	1/2/2020	15,286	vests in 2/2022 and 2/2023
	1/2/2020	39,628	vests in 2/2023
	2/6/2020	8,225	1/4 vests in 2/2021, 2/2022, 2/2023 and 2/2024
Michael D. Lacy	1/3/2017	695	vests in 1/2021
	1/2/2018	1,313	1/2 vests in 1/2021 and 1/2022
	1/2/2018	5,867	vests in 2/2021
	1/2/2019	1,465	1/3 vests in 1/2021, 1/2022 and 1/2023
	1/2/2019	1,416	vests in 2/2021
	1/2/2019	5,576	vests in 2/2022
	1/2/2020	2,322	vests in 2/2022 and 2/2023
	1/2/2020	5,833	vests in 2/2023

Stock Vested

The following table provides information concerning vesting of stock during the 2020 fiscal year for each of the named executive officers:

Name (a)	Stock Awards	
	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Thomas W. Toomey	270,823	$ 13,167,416
Jerry A. Davis	117,569	$ 5,717,758
Warren L. Troupe	163,571	$ 7,282,911
Harry G. Alcock	125,655	$ 6,110,850
Joseph D. Fisher	66,302	$ 3,208,101
Michael D. Lacy	5,159	$ 243,913

Pension Benefits Table

We do not have any pension plans for our associates. We do have a 401(k) plan and our matching contributions are included in the Summary Compensation Table under the heading "All Other Compensation."

Nonqualified Deferred Compensation Table

We do not have any nonqualified deferred compensation plans for our associates.

Employment and Other Agreements

We do not have employment agreements or arrangements with any of our other named executive officers other than the agreements and compensation programs described elsewhere in this proxy statement.

In November 2016, we entered into an aircraft time-share agreement with each of Messrs. Toomey and Troupe, which replaced prior agreements entered into in December 2011. Mr. Troupe's agreement terminated by its terms when he left employment with the Company. These agreements were amended and restated in February 2019. Under the aircraft time-share agreement, we have agreed to lease an aircraft that we own and an aircraft in which we own a fractional interest, including crew and flight services, to Mr. Toomey for personal flights from time to time upon his request. Mr. Toomey will pay us a lease fee as may be set by the board from time to time for the flight expenses that may be charged under applicable regulations. We will invoice Mr. Toomey on the last day of the month in which any respective flight occurs. The aircraft time-share agreement will remain in effect until terminated by either party upon ten days' prior written notice. The agreement automatically terminates upon the date Mr. Toomey is no longer employed by us.

In 2020, Mr. Toomey paid us $202,001 and Mr. Troupe paid us $0 for aircraft lease payments as contemplated by these agreements.

Post-Employment Compensation — Severance, Change of Control and Other Arrangements

Change of Control. Under the provisions of our 1999 Long-Term Incentive Plan, all outstanding options, stock appreciation rights and other awards that may be exercised generally become fully exercisable and all restrictions on outstanding awards will lapse upon the occurrence of a change of control unless otherwise provided in the award agreement. "Change of control" is defined in the Plan as (1) a merger or consolidation in which we are not the surviving entity, except for a transaction the principal purpose of which is to change the state in which we are incorporated; (2) the transfer or sale of all or substantially all of our assets other than to an affiliate or subsidiary of ours; (3) the liquidation of our Company; (4) the acquisition by any person, or by a group of persons acting in concert, of more than 50% of our outstanding voting securities, which results in the resignation or addition of 50% or more independent members of our board; (5) certain reverse mergers in which the Company is the surviving entity or (6) a change in the composition of the board over a period of 12 months or less such that a majority of the board ceases, by reason of one or more contested elections, to be comprised of individuals who are "continuing directors" (as defined in the Plan). The Plan also provides an exception to the rule that the Compensation Committee may provide that unexercised awards will expire in the event of a change in control if the change in control results from a change in the composition of the board, including a change in the composition of the board resulting from the acquisition of more than 50% of the Company's outstanding voting securities.

As set forth below, beginning with grants made in 2021, in order for the restrictions on vesting to lapse in connection with a "change of control," the applicable participant must also lose his or her employment for specified reasons within 12 months of the occurrence of the change of control.

If a change in control occurred effective as of December 31, 2020, the value of the cash payments and the benefits provided (based on the exercise of options and the release of restrictions on previously granted stock awards) to each of the named executive officers who were employed by us as of December 31, 2020, would have been as follows:

Name	Cash Payments	Value of Outstanding Options	Value of Outstanding Restricted Stock Awards		Total	
Thomas W. Toomey	--	--	$	25,854,090	$	25,854,090
Jerry A. Davis	--	--	$	11,050,008	$	11,050,008
Harry G. Alcock	--	--	$	9,054,684	$	9,054,684
Joseph D. Fisher	--	--	$	8,308,643	$	8,308,643
Michael D. Lacy	--	--	$	941,035	$	941,035

Death, Disability or Retirement. Our 1999 Long-Term Incentive Plan provides that, unless otherwise provided in the award agreement, upon a participant's death, disability or retirement, all outstanding options, stock appreciation rights and other awards that may be exercised shall become fully exercisable, and all restrictions on outstanding stock awards shall lapse. If the death, disability or retirement of each of our named executive officers who were employed by us as of December 31, 2020, occurred as of December 31, 2020, the benefits provided (based upon the exercise of options and the release of restrictions on previously granted stock awards) would have been as follows:

Name	Value of Outstanding Options	Value of Outstanding Restricted Stock Awards		Total	
Thomas W. Toomey	--	$	25,854,090	$	25,854,090
Jerry A. Davis	--	$	11,050,008	$	11,050,008
Harry G. Alcock	--	$	9,054,684	$	9,054,684
Joseph D. Fisher	--	$	8,308,643	$	8,308,643
Michael D. Lacy	--	$	941,035	$	941,035

Severance Benefits. We currently do not have any contractual severance arrangements with our named executive officers.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median annual total compensation of all of our employees and the annual total compensation of Mr. Toomey. For fiscal 2020, the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) was $72,755, and the annual total compensation of Mr. Toomey, as reported in the Summary Compensation Table included elsewhere in this Proxy Statement, was $6,394,379. Based on this information, for fiscal 2020, the ratio of the annual total compensation of Mr. Toomey to the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) was 88 to 1.

The ratio of the annual total compensation of Mr. Toomey to the median of the annual total compensation of all employees of UDR (other than Mr. Toomey) presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. This ratio is not comparable to the ratio reported by other public companies, because each company uses its own assumptions, methodologies and estimates when computing the ratio.

To identify the median of the annual total compensation of all our employees, other than Mr. Toomey, as well as to determine the annual total compensation of our median employee and Mr. Toomey, we took the following steps:

- We determined that, as of December 28, 2020, our employee population consisted of approximately 1,298 individuals, with all of these individuals located in the United States. This population consisted of our full-time, part-time, and temporary employees, and does not include any independent contractors that we have engaged.

- To identify the median employee from our employee population, we compared the amount of total compensation (consisting of salaries, rent discounts, 401(k) matching, benefits paid by us, commissions, bonuses and incentive plan awards) of our employees as reflected in our payroll records as of December 28, 2020. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

- Once we identified our median employee, we combined all of the elements of such employee's compensation for fiscal 2020 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $72,755.

- For the annual total compensation of Mr. Toomey, we used the amount reported in the "Total" column (column (j)) of our 2020 Summary Compensation Table included in this proxy statement.

This information is being provided for compliance purposes. Neither the Compensation Committee nor the management of the Company used the pay ratio measure in making compensation decisions.

As discussed on page 57, the required compensation measure used for Mr. Toomey as set forth in the Summary Compensation Table is determined in accordance with accounting rules and assumptions and does not reflect the compensation actually earned by Mr. Toomey in 2020. Using the compensation earned by Mr. Toomey during 2020 of $5,089,169 as reflected on page 57, the ratio of Mr. Toomey's compensation to the ratio of the annual total compensation for all employees of UDR (other than Mr. Toomey), calculated as described above would be 70 to 1.

Compensation Risks

We have reviewed our overall compensation programs and practices for our employees, and we believe that any risks arising from those compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, we reviewed the incentives created by our compensation policies and practices, how those incentives may create risks, and the mitigating factors or controls that addressed the potential adverse effect of any such risks. As with the compensation programs and practices in place for our executive officers, we do not believe that any of our incentive compensation arrangements for employees encourage them to take unnecessary or excessive risks that could threaten the value of our Company.

Transactions with Related Persons

Our board has adopted a policy relating to the review, approval and ratification of transactions with related persons. The Company recognizes that there are situations where related person transactions may be in, or not inconsistent with, the best interest of the Company and therefore the board adopted a written policy to provide a procedure for the review, approval or ratification of related person transactions. The policy applies to any transaction, the amount of which exceeds $120,000, between the Company and any person who is a director, executive officer or the beneficial owner of more than 5% of any class of the Company's voting securities, and in which such related person had, has or will have a direct or indirect interest. Any related person transaction is subject to approval by the board or the executive committee of the board. To access the guidelines on our website, click on "Investor Relations" and then click on "Corporate Governance."

Equity Compensation Plan Information

The following table provides information about shares of our common stock that we may issue upon the exercise of options, warrants and rights under our existing equity compensation plans. All information is provided as of December 31, 2020. Our 1999 Long-Term Incentive Plan is our only shareholder approved equity compensation plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by the security holders	—	$	—	5,616,504
Equity compensation plans not approved by the security holders	—		—	—
Total	—	$	—	5,616,504

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or part, the following report shall not be deemed to be incorporated by reference into any such filing.

The Audit Committee has reviewed and discussed our unaudited financial statements for the quarters ended March 31, June 30 and September 30, 2020 and our December 31, 2020 audited financial statements with management and with Ernst & Young LLP, our independent accountants. Each member of the Audit Committee is "independent" in accordance with the applicable corporate governance listing standards of the NYSE.

The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees,* as adopted by the Public Company Accounting Oversight Board.

In addition, the Audit Committee has received from Ernst & Young LLP the written disclosures required by Rule 3526 of the Public Company Accounting Oversight Board, *Communication with Audit Committees Concerning Independence,* regarding their independence, and has discussed with Ernst & Young LLP their independence relative to us, including whether the provision of their services is compatible with maintaining Ernst & Young LLP's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the board that the December 31, 2020 audited financial statements be included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

AUDIT COMMITTEE
Clint D. McDonnough, Chair
Katherine A. Cattanach
Mary Ann King
Diane M. Morefield

AUDIT MATTERS

Audit Fees

In connection with the audit of the 2020 financial statements, we entered into an engagement agreement with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us.

The following table sets forth the aggregate fees billed or to be billed by Ernst & Young LLP for the following services during fiscal 2020 and fiscal 2019:

Description of Services	2020	2019
Audit Fees[1]	$ 1,512,986	$ 1,813,186
Audit-Related Fees[2]	—	—
Tax Fees[3]	36,928	106,539
All Other Fees	—	—
Total	$ 1,549,914	$ 1,919,725

(1) Audit fees consist of fees for the audit and review of the Company's consolidated financial statements, acquisition audits, statutory audits, comfort letters, consents, debt covenant letters and assistance with and review of documents filed with the SEC.

(2) Audit-related fees consist of fees for audit-related services for partnership and benefit plan audits, review of proxy materials, accounting advice in connection with specific transactions, internal control reviews and various attestation engagements.

(3) Tax fees consist of fees for tax compliance, tax advisory services (1031 and state planning) and tax planning.

Pre-Approval Policies and Procedures

The charter of the Audit Committee provides that the Audit Committee is responsible for the pre-approval of all audit and permitted non-audit services to be performed for the Company by the independent auditors. All of the fees paid to the independent auditors that are shown in the chart above for 2020 were approved by the Audit Committee in accordance with the procedures described below.

The Audit Committee reviews at its meetings audit and non-audit services proposed to be provided by the independent registered public accounting firm. The Committee has delegated to the Chair, or an alternate member of the Audit Committee, the authority to grant pre-approvals if either deems it necessary or appropriate to consider a pre-approval request without a meeting of the full Audit Committee. Pre-approvals by the Chair or alternate member are reviewed with the Audit Committee at its next regularly scheduled meeting.

In considering the pre-approval of proposed audit or non-audit services by the independent auditors, management reviews with the Audit Committee or its delegate, a description of and the budget for the proposed service and the reasons that the independent auditors are being requested to provide the services, including any possible impact on the independence of the independent auditors. Additional Audit Committee approval is required if the pre-approved services exceed the pre-approved budgeted amount for the services.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENTS OF INDEPENDENT AUDITORS

Ernst & Young LLP, independent registered public accounting firm, served as our auditors for fiscal 2020. Our Audit Committee has selected Ernst & Young LLP to audit our financial statements for fiscal 2021. We expect that a representative of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to answer any appropriate questions from shareholders.

Vote Required and Board of Directors' Recommendation

Although it is not required to do so, the board is submitting the Audit Committee's selection of our independent registered public accounting firm for ratification by the shareholders at the meeting in order to ascertain the view of our shareholders regarding such selection. The affirmative vote of a majority of the votes cast at the meeting will be required to approve this proposal. In the event the shareholders do not ratify this appointment, the Audit Committee will reconsider its selection, but still may determine that the appointment of our independent registered public accounting firm is in the best interests of the Company and its shareholders. Even if the appointment is ratified by the shareholders, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

 **Our board recommends that the shareholders vote "FOR"**

**the ratification of the appointment of Ernst & Young LLP
as our independent registered public accounting firm for fiscal 2021.**

PROPOSAL NO. 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act enables our shareholders to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules.

As described in detail under the heading "*Executive Compensation — Compensation Discussion and Analysis*," our executive compensation programs are designed to attract and retain executive talent and to align the interests of our named executive officers with the interests of the Company and our shareholders by providing market competitive compensation that is closely tied to short-term and long-term performance goals set by our Compensation Committee. The compensation of our named executive officers is comprised of a mix of base salary, short-term incentive compensation and long-term incentive compensation. Please read the "*Executive Compensation*" section beginning on page 48, which includes the Compensation Discussion and Analysis, the tabular disclosure regarding the compensation of our named executive officers and the accompanying narrative disclosure set forth in this proxy statement for additional details about our executive compensation programs, including information about the fiscal year 2020 compensation of our named executive officers.

We are asking our shareholders to indicate their support for our named executive officer compensation as described in this proxy statement. Accordingly, our board is asking our shareholders to cast a non-binding advisory vote "FOR" the following resolution at the annual meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2021 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

Vote Required and Board of Directors' Recommendation

The vote on the compensation of our named executive officers as disclosed in this proxy statement is advisory, and therefore not binding on the Company, the Compensation Committee or our board. Our board and our Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. We have determined that our shareholders should cast an advisory vote on the compensation of our named executive officers on an annual basis. Unless this policy changes, the next advisory vote on the compensation of our named executive officers will be at the 2022 annual meeting of shareholders. The affirmative vote of a majority of votes cast is required to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.

> ✓ **Our board recommends that the shareholders vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.**

PROPOSAL NO. 4
APPROVAL OF AMENDED AND RESTATED
1999 LONG-TERM INCENTIVE PLAN

The shareholders are being asked to approve the action of our board amending and restating the 1999 Long-Term Incentive Plan (the "Plan") to increase the number of shares reserved for issuance under the Plan by 16,000,000 shares from 19,000,000 shares to 35,000,000 shares and make other changes described below. The following description of the Plan is qualified in its entirety by the actual provisions of the Plan, as amended and restated, which is attached to this proxy statement as Appendix A.

Purpose of the Plan

The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of our employees, officers, consultants and directors to those of our shareholders and by providing participants with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of employees, officers, consultants and directors upon whose judgment, interest and special effort the successful conduct of our operations is largely dependent.

Background of the Plan

The Plan became effective on March 9, 1999. The Plan, as amended and restated, was most recently approved by our shareholders at our Annual Meeting of Stockholders on May 22, 2014 (the "2014 Amendment and Restatement"). The 2014 Amendment and Restatement amended and restated the Plan to, among other things, increase the number of shares reserved for issuance under the plan by 3,000,000 shares from 16,000,000 shares to 19,000,000 shares.

On December 4, 2017, our Compensation Committee amended and restated the Plan to provide for awards of LTIP Units, which are units in our Operating Partnership that are intended to qualify as profits interests under federal income tax laws, and on February 2, 2017, our Compensation Committee amended and restated the Plan to allow tax withholding obligations to be satisfied with shares having a value that exceeds minimum statutory withholding rates, in light of revised standards published by the Financial Accounting Standards Board.

On November 12, 2020, our board approved the amendment and restatement of the Plan that shareholders are being asked to approve pursuant to this Proposal No. 4 (the "2021 Amendment and Restatement").

Questions and Answers About the Plan and the Proposal

What changes would the 2021 Amendment and Restatement make to the Plan?

Subject to shareholder approval, the 2021 Amendment and Restatement would (1) increase the number of shares reserved for issuance under the Plan by 16,000,000 shares from 19,000,000 shares to 35,000,000, (2) with respect to awards granted on or after November 12, 2020, provide for double-trigger vesting in connection with a change of control, rather than single-trigger vesting, and add a one-year minimum vesting period requirement, with certain exceptions described below, and (3) in light of the elimination of the performance-based exception under Section 162(m) of the Internal Revenue Code, eliminate provisions relating to performance-based awards that limit the types of performance goals that can be used for performance-based vesting conditions and that limit the time period within which the goals must be established.

Why is the 2021 Amendment and Restatement being submitted to shareholders for approval?

The listing rules of the New York Stock Exchange, as well as applicable tax laws, require that amendments to equity incentive plans that increase the number of shares that may be issued under the plan, such as the 2021 Amendment and Restatement, be submitted to shareholders for approval.

What happens if shareholders do not approve the amended and restated Plan?

If shareholders do not approve the 2021 Amendment and Restatement, the Plan will remain in effect. However, in that event we will be limited to the remaining number of shares available for future awards under the Plan, but the other changes made by the 2021 Amendment and Restatement noted above would become effective (i.e. the plan will still be amended to reflect the changes to provide for double-trigger vesting in connection with a change in control, the one-year minimum vesting period requirement and the revisions related to changes to Section 162(m)). As of March 31, 2021, there were 1,529,777 shares (out of the aggregate Plan reserve of 19,000,000 shares) remaining available for future awards under the Plan. Based on the rate at which we used shares under the Plan for the last three years (discussed below), we estimate that if the 2021 Amendment and Restatement is not approved by shareholders, the number of shares available for future awards under the Plan may be exhausted within two years.

What is the total "Overhang" resulting from the Plan?

A metric used to measure the cumulative impact of our equity compensation program is "overhang," which we define as the number of equity awards outstanding, but not yet vested (or, in the case of stock options and stock appreciation rights, not yet exercised), plus the number of shares available for grant under the Plan, divided by total common shares outstanding and limited partnership units that are convertible into shares of our common stock on a one-for-one basis.

As of March 31, 2021, there were 2,844,567 outstanding full-value awards (restricted stock awards, restricted stock units, LTIP Units and Performance LTIP Units) that were previously granted under the Plan, and no outstanding stock options or stock appreciation rights. The number of shares potentially issuable with respect to awards with performance-based vesting conditions is reflected in the above amounts based on the amount that would be earned assuming "target" performance is achieved. If performance is achieved above target levels, a greater amount (up to 200% of the target amount) may be earned below maximum levels, a lesser amount (down to 0% of the target amount) may be earned.

The 2,844,567 full-value equity awards outstanding, together with the 1,529,777 shares remaining available for grant under the Plan, amounts to 4,374,344, representing an overhang of approximately 1.4% based on 322,054,787 outstanding common shares, Series E Preferred Shares and limited partnership units that are convertible into shares of our common stock on an as converted basis. If the 2021 Amendment and Restatement is approved, the additional 16,000,000 shares of common stock available for issuance under the Plan would increase the overhang to 3.6%.

What is the Company's prior three-year average "Burn Rate"?

The following table shows our annual "burn rate" (or annual share usage rate) over the past three years, which we determine by dividing (1) the total time-based awards granted, plus the total performance-based awards earned, by (2) the weighted average outstanding common shares plus limited partnership units that are convertible into shares of our common stock on a one-for-one basis. No options or stock appreciation rights were granted in the past three years.

| | Full-Value Awards | | | | |
Fiscal Year	Time-Based Restricted Stock and LTIP Units Granted	Performance-Based Restricted Stock and LTIP Units Earned	Total	Weighted Average Common Shares, Series E Preferred Shares and OP Units Outstanding[1]	Annual Share Usage Rate ("Burn Rate")
2020	75,769	856,657	932,426	319,804,575	0.29 %
2019	59,521	495,385	554,906	311,031,399	0.18 %
2018	56,226	569,792	626,018	295,737,725	0.22 %
			Three-Year Average Share Usage Rate ("Burn Rate")		**0.23 %**

(1) Reflects the weighted average number of outstanding common shares and Series E Preferred Shares, plus limited partnership units that are convertible into shares of our common stock on an as converted basis, in the year indicated.

How are awards counted against the Plan's share reserve?

Awards (other than options and stock appreciation rights) granted from and after the approval of the Plan at the Company's 2009 Annual Meeting of Stockholders are counted against the Plan's share reserve limit as 2.28 shares for each share actually subject to the award. Stock options and stock appreciation rights would be counted against the Plan's share reserve as one share for each option or stock appreciation right. Each LTIP Unit award issued under the Plan is treated as a share for purposes of calculating the aggregate number of shares available for issuance under the Plan.

Can shares subject to outstanding awards be added back to the Plan's share reserve?

If an award is canceled, terminates, expires, is forfeited or lapses for any reason, any shares underlying the award will again be available for the grant of an award under the Plan and shares subject to stock appreciation rights or other awards settled in cash will be available for the grant of an award under the Plan. If shares subject to an award again become available under the Plan, the number of shares that become available is equal the number of shares that counted against the Plan reserve, as described above. Shares that are (1) not issued or delivered as a result of the net settlement of a stock appreciation right or an option, (2) used to pay the exercise price or withholding taxes related to an award, or (3) repurchased on the open market with the proceeds of an option exercise price shall not again become available for issuance under the Plan. In addition, the Committee may not grant options with a "re-load" feature, which is a feature that provides for the automatic grant of a new option if the optionee delivers shares of stock as full or partial payment of the exercise price of the original option.

May the Plan's share reserve and outstanding awards be adjusted in connection with corporate transactions?

Yes. In the event of a corporate transaction involving the Company (including, without limitation, a stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the Plan's share reserve and individual awards limits will be adjusted proportionately, and the Committee will adjust awards to preserve the benefits or potential benefits of the awards. Action by the Committee will include: (i) adjustment of the number and kind of shares or other securities which may be delivered under the Plan; (ii) adjustment of the number and kind of shares or other securities subject to outstanding awards; (iii) adjustment of the exercise price of outstanding awards; and (iv) any other adjustments that the Committee determines to be equitable. Without limiting the foregoing, in the event a stock dividend or stock split is declared upon the Company's common stock, the share reserve and individual awards limits will be increased proportionately, and the shares of stock or other securities then subject to each award will be increased proportionately without any change in the aggregate purchase price (if any).

Who is eligible to participate in the Plan?

Employees, officers, consultants and directors of the Company or of any parent or subsidiary companies are eligible to be selected to receive awards under the Plan. As of March 30, 2021, we had approximately 1,261 employees, 66 officers and nine directors. Approximately 32 employees, 34 officers and all of our directors have been granted and have outstanding awards under the Plan. None of our consultants have outstanding equity awards granted under the Plan.

Are there any limitations on the size of awards that may be granted?

The maximum number of shares of our common stock with respect to one or more options and/or stock appreciation rights that may be granted during any one calendar year under the Plan to any one person is 5,000,000 shares of common stock, subject to adjustment in the event of a corporate transaction (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares). The Plan also contains limits on the size of awards (other than stock options and stock appreciation rights) that are intended to constitute "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); however, as a result of amendments to Section 162(m) made by the Tax Cuts and Jobs Act, new awards under the Plan may no longer qualify as "performance-based compensation" for purposes of Section 162(m).

Who administers the Plan?

The Plan is administered by our Compensation Committee or, in the discretion of the board, by the board. For purposes of this proposal, we refer to the administrator as the "Committee." The Committee has the authority to designate participants, determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof, establish, adopt or revise any rules and regulations as it may deem advisable to administer the Plan, and make all other decisions and determinations that may be required under the Plan.

Can options or stock appreciation rights be "repriced"?

No. In no case (except due to an adjustment to reflect a corporate transaction, stock split or similar event or any repricing that may be approved by shareholders) will any adjustment be made to a stock option or stock appreciation right award under the Plan (by amendment, cancellation and re-grant, substitution, exchange, buyout or other means) that would constitute a reduction or "repricing" of the per-share exercise price of the stock option award or the grant price of the stock appreciation right.

What types of awards may be granted under the Plan?

The Plan authorizes the granting of awards in any of the following forms:
- stock options;
- stock appreciation rights;
- restricted stock;
- LTIP Unit awards;
- performance units;
- dividend equivalents;
- other stock-based awards (including restricted stock units); and
- cash-based awards.

Following is a brief description of awards that may be granted under the Plan.

Stock Options. The Committee is authorized to grant incentive stock options or non-qualified stock options under the Plan. Incentive stock options are stock options that are intended to meet the requirements of Section 422 of the Code. Non-qualified stock options are stock options that are not incentive stock options. Any options granted under the Plan would be evidenced by a written award agreement with the participant, which would include provisions specified by the Committee, including the option term, exercise price and vesting schedule. The exercise price of an option may not be less than the fair market value of the underlying stock on the date of grant. No option may have a term of more than ten years.

Stock Appreciation Rights. Upon the exercise of a stock appreciation right, the participant has the right to receive the excess, if any, of the fair market value of one share of our common stock on the date of exercise, over the grant price of the stock appreciation right as determined by the Committee, which will not be less than the fair market value of one share of our common stock on the date of grant. Payment upon exercise of a stock appreciation right could be in shares or cash. Any stock appreciation rights granted under the Plan would be evidenced by an award agreement, reflecting the terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and other terms and conditions of the stock appreciation right, as determined by the Committee at the time of grant. No stock appreciation right may have a term of more than ten years.

Restricted Stock. Restricted stock awards are awards of shares of our common stock that are subject to forfeiture conditions and restrictions on transferability and other restrictions that the Committee may impose (including, without limitation, limitations on the right to vote the restricted stock or the right to receive dividends on the restricted stock). These forfeiture conditions and restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals and/or continued service requirements or otherwise, as the Committee determines. Restricted stock awards may also provide that the participant will receive dividends and voting rights with respect to the restricted stock. Restricted stock awards granted under the Plan are evidenced by a written award agreement with the participant, which includes provisions specified by the Committee.

LTIP Unit Awards. The Committee may make awards of "LTIP Units" (as that term is defined and used in the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P.) to participants, which may be subject to such restrictions on transferability, performance and/or service-based vesting conditions and other terms and restrictions as the Committee may impose. LTIP Unit awards are intended to constitute "profits interests" within the meaning of the Code and may only be issued under the Plan to a participant for the performance of services to or for the benefit of the Operating Partnership (1) in the participant's capacity as a partner of the Operating Partnership, (2) in anticipation of the Participant becoming a partner of the Operating Partnership, or (3) as otherwise determined by the Committee. If an LTIP Unit vests and obtains a liquidating value generally equal to the common stock price, a participant will be eligible to convert that LTIP Unit into an Operating Partnership common unit or to request that such LTIP Unit be redeemed for cash (or, at the election of the Company, purchased for common stock). LTIP Unit awards granted under the Plan are evidenced by a written award agreement with the participant, which includes provisions specified by the Committee.

Performance Units. Performance units are notional units (often referred to as restricted stock units) that do not represent any actual ownership interest in the company, but that entitle the participant to receive a payment (in cash or shares, as determined by the Committee) if applicable performance-based vesting conditions and service-based vesting conditions are satisfied. Performance units granted under the Plan are evidenced by a written award agreement with the participant, which includes provisions specified by the Committee.

Dividend Equivalents. The Committee is authorized to grant dividend equivalents to participants subject to such terms and conditions as may be selected by the Committee. Dividend equivalents entitle the participant to receive payments equal to dividends with respect to all or a portion of the number of shares of our common stock, as determined by the Committee. The Committee may provide that dividend equivalents be paid or distributed when accrued or be deemed to have been reinvested in additional shares of our common stock or otherwise reinvested. Dividend equivalents may not be granted with respect to options or stock appreciation rights. Dividend equivalents granted with respect to performance units may not be paid except to the extent the underlying performance units are earned.

Other Stock-Based Awards. The Committee may, subject to limitations under applicable law, grant to participants such other awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of our common stock as deemed by the Committee to be consistent with the purposes of the Plan, including without limitation, restricted stock units, shares of our common stock awarded purely as a bonus and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our common stock, and awards valued by reference to book value of shares of our common stock or the value of securities of or the performance of specified parents or subsidiaries. Any such other stock-based awards granted under the Plan would be evidenced by a written award agreement with the participant, which would include provisions specified by the Committee.

Cash-Based Awards. The Committee may, subject to limitations under applicable law, grant to participants awards denominated in cash and that may be settled in cash and/or shares of stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee will determine the terms and conditions of any such awards.

Performance Goals. Prior to the 2021 Amendment and Restatement, the Plan provided that the Committee may determine that any award will be determined solely on the basis of:

- the achievement by the company or a parent or subsidiary of a specified target return, or target growth in return, on equity or assets;
- the company's total shareholder return (stock price appreciation plus reinvested dividends) relative to a defined comparison group or target over a specific performance period or periods;
- the company's stock price;
- the achievement by an individual, group of individuals, the company, or a business unit or division of the company, parent or subsidiary of a specified target, or target growth in, relative to a defined comparison group or otherwise, revenues, net income or earnings per share, or including but not limited to, targets based, in whole or part, on funds from operations (adjusted or otherwise), net asset value, asset quality, same store revenue growth, same store expense growth, net operating income (including, but not limited to, same store net operating income), operating margin, development or redevelopment activities (including, but not limited to, development or redevelopment funds from operations), lease-up activities, funds from operations pay-out ratio, net financial capabilities (including, but not limited to, with respect to cash, liquid receivables, available lines of credit or debt maturities), leverage ratio, balance sheet, credit rating, debt maturity, liquidity, credit capacity, fixed charges (including, but not limited to, fixed charge ratios), debt, net debt, earnings before or after taxes, interest, depreciation, or amortization, transactions (including, but not limited to, consummation of acquisitions, sales, joint ventures or financings), portfolio enhancement, mitigation plans or strategies;
- the achievement of objectively determinable goals with respect to service or product delivery, service or product quality, sales or marketing (including, but not limited to, web traffic, technology penetration, web platform (including, but not limited to, social networking platform), online leasing, concierge services or call centers), customer retention or satisfaction, expansion of revenue or income streams, sourcing of low cost capital, operational efficiencies, dividend growth, earnings multiple improvement, meeting budgets, staffing, retention, growth, development, engagement, integration, succession and/or reviewing performance of employees, business or strategic plans, investor communications or relations, compliance (including, but not limited to, with respect to accounting, tax, external or regulatory filings, internal financial reporting, audits (including, but not limited to, internal audits) or contract policies), financial planning or analysis; or
- any combination or subset of the goals set forth above.

The reason for limiting performance goals to the goals listed in the Plan was to satisfy a requirement under Section 162(m) of the Internal Revenue Code that required use of a shareholder-approved goal for an award to qualify for the performance-based compensation exception under Section 162(m). In light of the Tax Cuts and Jobs Act's elimination of the performance-based compensation exception under Section 162(m), the 2021 Amendment and Restatement expands the goals that may be selected by the Committee to include any other goals the Committee selects.

Prior to the 2021 Amendment and Restatement, the Plan also required that the Committee must establish goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under applicable tax regulations). This time limit, which was also intended to ensure performance goals were established by the deadline applicable to awards intended to qualify as performance-based compensation under Section 162(m), was eliminated in the 2021 Amendment and Restatement. The Committee may for any reason reduce (but not increase) any award, notwithstanding the achievement of a specified goal. Any payment of an award granted with performance goals will be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied.

What are the limitations on transfer and beneficiaries?

Awards under the Plan are not assignable or transferable by a participant other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, any state or federal tax or securities laws or regulations applicable to transferable awards. A participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant's death. In addition, awards of LTIP Units are subject to the transfer restrictions and other terms and conditions of the partnership agreement of the Operating Partnership.

Will awards be accelerated upon a Change of Control of the Company?

Prior to the 2021 Amendment and Restatement, the Plan provided that, unless otherwise provided in an award agreement, all awards would vest upon the occurrence of a change of control of the Company. This provision, which is commonly referred to as a "single-trigger" acceleration clause, remains in effect with respect to awards granted before November 12, 2020, the date the board approved the 2021 Amendment and Restatement. However, the 2021 Amendment and Restatement replaces this single-trigger clause with a "double-trigger" clause for awards granted on or after November 12, 2020. Under this double-trigger clause, awards granted on or after November 12, 2020 vest if a participant's employment or other service relationship with the Company is terminated by the Company without cause or by the participant for good reason, in each case on or within 12 months following the date of a change of control, with the vesting or exercisability of any award that would otherwise be subject to the achievement of performance goals, fully vesting based on the assumed achievement of performance at the "target" performance level. Refer to the copy of the Plan, as amended by the 2021 Amendment and Restatement, in Appendix A for definitions of the terms change of control, cause and good reason.

Will awards be accelerated upon other events?

Unless otherwise provided in an award agreement, upon a participant's death, disability or retirement, all of his or her outstanding options, stock appreciation rights, and other awards in the nature of rights that may be exercised will become fully exercisable and all restrictions on his or her other outstanding awards will lapse. Any of his or her options or stock appreciation rights will thereafter continue or lapse in accordance with the other provisions of the Plan and the award agreement, except that in the case of retirement outstanding options and stock appreciation rights will remain exercisable for the full original term. For this purpose, retirement means termination of employment after attaining any normal or early retirement age specified in any applicable pension, profit sharing or other retirement program or, in the event of the inapplicability thereof with respect to the person in question, as determined by the Committee in its reasonable judgment. In addition, the Committee may at its discretion declare any or all awards to be fully vested, and/or all restrictions on any or all outstanding awards to lapse.

Can the Plan be terminated or amended?

The Plan is for an indefinite term, but the board or the Committee may, at any time and from time to time, terminate, amend or modify the Plan without shareholder approval. The committee may, however, condition any amendment on the approval of our shareholders if such approval is necessary or deemed advisable under tax, securities or other applicable laws, policies or regulations. No termination, amendment or modification of the Plan may adversely affect any award previously granted under the Plan without the written consent of the participant. The Committee may amend or terminate outstanding awards. However, such amendments shall not, without the participant's consent, reduce or diminish the value of the awards determined if the award had been exercised, vested, cashed out or otherwise settled on the date of such amendment or termination. Unless approved by the shareholders or permitted by the anti-dilution provisions of the Plan, the exercise price of an outstanding option or the grant price of any outstanding stock appreciation right may not be reduced.

Does the Plan contain a minimum vesting period requirement for awards?

Prior to the Amendment and Restatement, the Plan did not contain a minimum vesting requirement. The 2021 Amendment and Restatement adds a minimum vesting under which awards granted on or after November 12, 2020 will not vest over a period of less than one (1) year from the date on which the award is granted; provided that the following awards would not be subject to this minimum vesting requirement: any (1) awards granted by another entity that are assumed by the Company or awards granted in substitution for outstanding awards granted by another entity, (2) awards to directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (3) any additional awards the Committee may grant, up to a maximum of five percent of the available share reserve authorized for issuance under the Plan. The foregoing restriction also would not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability or a Change of Control.

What are the U.S. federal tax effects of awards granted under the Plan?

The following summary of the U.S. federal income tax consequences of awards granted under the Plan is based upon federal income tax laws in effect on the date of this proxy statement. This summary does not purport to be complete, and does not discuss non-U.S., state or local tax consequences.

Non-Qualified Stock Options. The grant of a non-qualified stock option under the Plan will not result in any federal income tax consequences to the participant or to us. Upon exercise of a non-qualified stock option, the participant is subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option exercise price and the fair market value of the shares on the date of exercise. If the stock options are granted to an employee, the income recognized upon exercise will generally also be subject to employment taxes (*i.e.,* social security and Medicare taxes) and withholding for federal income and employment tax purposes. We will generally be entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient, subject to possible limitations imposed by Sections 162(m) and 280G of the Code, and provided the participant's total compensation is deemed reasonable in amount and certain other conditions are satisfied. Any gain or loss on the participant's subsequent disposition of the shares of common stock will receive long-term or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. We do not receive a tax deduction for any such gain.

Incentive Stock Options. The grant of an incentive stock option under the Plan will not result in any federal income tax consequences to the participant or to us. A participant recognizes no federal taxable income upon exercising an incentive stock option (subject to the alternative minimum tax rules discussed below), and we receive no deduction at the time of exercise. In the event of a disposition of stock acquired upon exercise of an incentive stock option, the tax consequences depend upon how long the participant has held the shares of common stock. If the participant does not dispose of the shares within two years after the incentive stock option was granted, nor within one year after the incentive stock option was exercised, the participant will recognize a long-term capital gain (or loss) equal to the difference between the sale price of the shares and the exercise price. We are not entitled to any deduction under these circumstances.

If the participant fails to satisfy either of the foregoing holding periods, he or she must recognize ordinary income in the year of the disposition (referred to as a "disqualifying disposition"). The amount of such ordinary income generally is the lesser of (i) the difference between the amount realized on the disposition and the exercise price or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. Any gain in excess of the amount taxed as ordinary income will be treated as a long or short-term capital gain, depending on whether the stock was held for more than one year. We, in the year of the disqualifying disposition, are entitled to a deduction equal to the amount of ordinary income recognized by the participant, subject to possible limitations imposed by Sections 162(m) and 280G of the Code and so long as the participant's total compensation is deemed reasonable in amount and certain other conditions are satisfied.

The "spread" under an incentive stock option (*i.e.,* the difference between the fair market value of the shares at exercise and the exercise price) is classified as alternative minimum taxable income in the year of exercise for purposes of the alternative minimum tax. If a participant's alternative minimum tax liability exceeds such participant's regular income tax liability, the participant will owe the larger amount of taxes. In order to avoid the application of alternative minimum tax with respect to incentive stock options, the participant must sell the shares within the same calendar year in which the incentive stock options are exercised. However, such a sale of shares within the same year of exercise will constitute a disqualifying disposition, as described above.

Stock Appreciation Rights. Recipients of stock appreciation rights generally should not recognize income until the stock appreciation right is exercised. Upon exercise, the participant will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value the shares, if any, received upon such exercise. If the stock appreciation rights are granted to an employee, the income recognized upon exercise of the awards will generally also be subject to employment taxes (*i.e.,* social security and Medicare taxes) and withholding for federal income and employment tax purposes. Participants will recognize gain upon the disposition of any shares received on exercise of a stock appreciation right equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long-term or short-term capital gain, depending on whether the shares were held for more than one year.

We will generally be entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient upon exercise of the stock appreciation right, subject to possible limitations imposed by Sections 162(m) and 280G of the Code, and provided the participant's total compensation is deemed reasonable in amount and certain other conditions are satisfied.

Restricted Stock. Except in the case where an election is filed under Section 83(b) of the Code (as discussed below), the grant of restricted stock will subject the recipient to ordinary compensation income on the difference between the amount paid for such stock (if any) and the fair market value of the shares on the date that the restrictions lapse (often referred to as the "vesting" date). If the restricted stock is granted to an employee, the income recognized by the participant will generally also be subject to employment taxes (*i.e.,* social security and Medicare taxes) and withholding for federal income and employment tax purposes. We will generally be entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient, subject to possible limitations imposed by Sections 162(m) and 280G of the Code, and provided the participant's total compensation is deemed reasonable in amount and certain other conditions are satisfied. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. We do not receive a tax deduction for any such gain.

Recipients of restricted stock may make an election under Section 83(b) of the Code to recognize as ordinary compensation income in the year that such restricted stock is granted, the amount equal to the spread between the amount paid for such stock (if any) and the fair market value on the date of the issuance of the stock. If such an election is made, the recipient recognizes no further amounts of compensation income upon the lapse of any restrictions and any gain or loss on subsequent disposition will be long or short-term capital gain to the recipient. The Section 83(b) election must be made within thirty days from the time the restricted stock is issued.

LTIP Units. LTIP Units received by a participant are intended to be treated as profits interests in the Operating Partnership for U.S. federal income tax purposes. The Internal Revenue Service has provided safe harbors governing the issuance of profits interests. Although the LTIP Units are intended to comply with those safe harbors, there can be no assurance that they will do so.

If the LTIP Units are respected as profits interests, a participant will not realize taxable income upon the issuance of an LTIP Unit or upon the vesting of an LTIP Unit, and neither the Company nor the Operating Partnership will be allowed a deduction upon issuance or vesting. Instead, the participant will be treated as a partner in the Operating Partnership from the date of grant of the LTIP Unit, and will consequently receive allocations of income, gain, loss, credit and deduction from the Operating Partnership.

Performance Units, Restricted Stock Units and Other Stock Awards. Recipients of performance units, restricted stock units and other stock awards generally should not recognize income until such awards are converted into cash or shares of stock. Upon conversion, the participant will generally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value of the shares, if any, received upon such conversion. If the awards are granted to an employee, the income recognized upon conversion of the awards will generally also be subject to employment taxes (*i.e.,* social security and Medicare taxes) and it will generally be subject to withholding for federal income and employment tax purposes. Participants will recognize gain upon the disposition of any shares received upon conversion of the award equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long-term or short-term capital gain, depending on whether the shares were held for more than one year.

We will generally be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the participant, subject to possible limitations imposed by Sections 162(m) and 280G of the Code, and provided that the participant's total compensation is deemed reasonable in amount and certain other conditions are satisfied.

Dividends and Dividend Equivalents. Recipients of stock-based awards that earn dividends or dividend equivalents will generally recognize taxable ordinary income on any dividend or dividend equivalent payments received with respect to the awards. If paid to employees, the income will generally also be subject to employment taxes (*i.e.,* social security and Medicare taxes) and will be subject to withholding for federal income and employment tax purposes.

Internal Revenue Code Section 409A. Awards under the Plan may be considered a deferral of compensation for purposes of Section 409A of the Code, which imposes additional requirements on a nonqualified deferred compensation plan. Generally, if a nonqualified deferred compensation plan fails to meet the requirements of Section 409A of the Code, or is not operated in accordance with those requirements, all amounts deferred under the nonqualified deferred compensation plan for the taxable year and all preceding taxable years, by or for any participant with respect to whom the failure relates, are includible in the gross income of the participant for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If an award is required to be included in income under Section 409A of the Code, the award may be subject to acceleration of income recognition, an additional 20% tax obligation, plus potential penalties and interest to the participant. While we intend to grant awards that are either exempt from or in compliance with Section 409A of the Code, we can provide no assurance that such an award will be so exempt or compliant or that the tax consequences described above will not apply.

Does the Plan provide for withholding of Taxes?

Yes. The Company or any parent or subsidiary may deduct or withhold, or require a participant to remit, an amount sufficient to satisfy federal, state, and local taxes (including the participant's FICA tax obligation) required by law to be withheld with respect to any taxable event arising as a result of the Plan. The Committee may require or permit that any such withholding requirement (up to the maximum statutory withholding rates in the applicable jurisdiction) be satisfied, in whole or in part, by withholding from the award shares of stock, all in accordance with such procedures as the Committee establishes.

New Plan Benefits

Future awards under the Plan will be made at the discretion of the Committee. Therefore, it is not presently possible to determine the benefits or amounts that may be received by such persons or groups pursuant to the Plan in the future.

Stock Option Awards and Other Awards Under the Plan

The following table shows the number of stock options and other awards, including any awards that were subsequently cancelled or surrendered for taxes, which the Company has awarded, as of March 29, 2021, to the following individuals and groups:

Name and Position	Number of Securities Underlying Stock Options Granted	Number of Shares Underlying Other Awards Granted
Thomas W. Toomey, Chairman and Chief Executive Officer	1,894,887	4,749,694
Jerry A. Davis, President – Chief Operating Officer	14,639	860,901
Harry G. Alcock, Senior Vice President – Chief Investment Officer	-	1,249,496
Joseph D. Fisher, Senior Vice President – Chief Financial Officer	-	1,175,953
Warren L. Troupe, Former Senior Executive Vice President	930,825	1,068,115
Michael D. Lacy, Senior Vice President – Property Operations	-	245,459
All current executive officers, as a group	2,840,351	9,349,618
All current directors who are not executive officers, as a group	99,362	631,314
Each nominee for election as a director	99,362	631,314
Each associate of any of such directors, executive officers or nominees	-	-
Each other person who received or is to receive 5 percent of such options, warrants or rights	-	-
All Employees, including all officers who are not Executive Officers, as a group	1,499,800	3,049,778

The historical level of awards may not be indicative of future award levels.

As of March 29, 2021, the fair market value of a share of our common stock as reported on the New York Stock Exchange was $44.41.

For further information regarding shares of our common stock that we may issue upon the exercise of options, warrants and rights under the 1999 Long-Term Incentive Compensation Plan, see "Executive Compensation — Equity Compensation Plan Information."

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, to be approved by the shareholders, this proposal must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting, as well as a majority of the votes cast. Abstentions and broker non-votes, if any, are considered shares present in person or by proxy and thus will have the same effect as votes cast "Against" the proposal.

 **Our board recommends that the shareholders vote "FOR" the approval of the Amended and Restated 1999 Long-Term Incentive Plan.**

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING

Why did you provide this proxy statement to me?

We are providing this proxy statement and proxy card to you on the Internet or, upon your request, we are sending printed versions of this proxy statement and proxy card to you by mail, because you owned shares of our common stock and/or our Series E preferred stock or our Series F preferred stock at the close of business on March 29, 2021, which is the record date for the meeting. This proxy statement describes matters on which we would like you, as a shareholder, to vote. It also gives you information on these matters so that you can make an informed decision.

The holders of shares of our common stock and our Series E and Series F preferred stock outstanding at the close of business on the record date are entitled to receive notice of the meeting and are entitled to one vote for each share held on each proposal presented at the meeting. Cumulative voting is not permitted. At the record date of March 29, 2021, we had 296,815,110 shares of common stock, 2,695,363 shares of our Series E preferred stock and 14,381,121 shares of Series F preferred stock issued and outstanding.

When you vote, you appoint James D. Klingbeil and Thomas W. Toomey, or either of them, as your representatives at the meeting. Messrs. Klingbeil and Toomey will vote your shares at the meeting as you instructed them when you voted. This way, your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should vote by telephone, through the Internet or, if you have requested and received a paper copy of the proxy statement, by completing, signing and returning the paper proxy card enclosed with this proxy statement in advance of the meeting, in case your plans change.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to each shareholder of record, we may furnish proxy materials, including this proxy statement and our 2020 Annual Report, by providing access to such documents on the Internet. Most shareholders will not receive printed copies of the proxy materials unless they request them, in which case printed copies of the proxy materials will be provided at no charge.

Instead of mailing a printed copy of our proxy materials to each shareholder of record, a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") was mailed to such shareholders on or about April 8, 2021 that instructs you as to how you may access and review all of the proxy materials on the Internet. The Notice of Internet Availability also instructs you as to how you may submit your proxy on the Internet or by telephone.

Any shareholder may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by following the instructions set forth in the Notice of Internet Availability. Choosing to receive future proxy materials by e-mail will save us the cost of printing and delivering documents to shareholders and will reduce the environmental impact of our annual meetings. A shareholder's election to receive proxy materials by e-mail will remain in effect until the shareholder terminates the election.

What constitutes a quorum in order to hold and transact business at the meeting?

The presence, in person or by proxy, of holders of at least a majority of the total number of shares of our outstanding common stock, Series E preferred stock and Series F preferred stock, taken together, as of the record date, constitutes a quorum that is required to hold the meeting and to conduct business. If a quorum is not present at the meeting, the meeting may be adjourned from time to time until a quorum is obtained. Your shares will be counted as being present at the meeting if you vote your shares in person at the meeting, if you vote your shares by telephone or through the Internet, or if you submit a properly executed proxy card. Votes against a particular proposal will be counted to determine the presence of a quorum. Abstentions, broker non-votes, which are explained below, and shares as to which authority to vote on any proposal is withheld, are each included in the determination of the number of shares present at the meeting for purposes of obtaining a quorum. Each will be tabulated separately.

How do I vote?

For Shares Directly Registered in Your Name:

If you hold your shares in your own name as holder of record with Wells Fargo Shareowner Services, there are four different ways to vote:

- *Internet:* You can go to www.proxyvote.com and vote through the Internet.

- *Telephone:* You can submit your vote by proxy over the telephone by following the instructions provided on the separate proxy card if you received a printed set of the proxy materials.

- *Mail:* If you have requested and received a paper copy of the proxy statement, you can mark, sign, date and return the paper proxy card enclosed with the proxy statement in the postage-paid envelope that we have provided to you. Please note that if you vote through the Internet or by telephone, you do not need to return your proxy card.

- *In person:* If you are a shareholder as of the record date, you may vote in person at the meeting. Submitting a proxy prior to the meeting will not prevent a shareholder from attending the meeting and voting in person.

All valid proxies received and not revoked prior to the meeting will be voted in accordance with each shareholder's instructions.

For Shares Held in "Street Name:"

If your shares are held by a brokerage firm, bank or other nominee (i.e., in "street name"), you will receive instructions from your nominee that you must follow in order to have your shares voted. "Street name" shareholders who wish to vote in person at the meeting will need to obtain a proxy form from the brokerage firm, bank or other nominee that holds their shares of record.

In addition, a number of brokers and banks are participating in a program provided through Broadridge Financial Solutions, Inc. ("Broadridge") that offers telephone and Internet voting options. This program is different from the program provided by Wells Fargo Shareowner Services for shares registered directly in the name of the shareholder. If your shares are held in an account with a broker or a bank participating in the Broadridge program, you may vote those shares telephonically by calling the telephone number shown on the voting form received from your broker or bank, or via the Internet at the Broadridge voting website *(www.proxyvote.com)*.

How will my proxy be voted?

All shares represented by properly executed proxies received in time for the meeting will be voted at the meeting in accordance with the instructions marked thereon or otherwise as provided therein, unless such proxies have previously been revoked. Unless instructions to the contrary are marked, or if no instructions are specified, shares represented by proxies will be voted:

- FOR the election of all nominees for director.

- FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2021.

- FOR the approval, on an advisory basis, of the compensation of our named executive officers disclosed in this proxy statement.

- FOR approval of the Amended and Restated 1999 Long Term Incentive Plan.

Will other matters be voted on at the annual meeting?

We have not received notice of any other matters that may properly be presented at the meeting. However, if a matter comes up for vote at the meeting that is not described in this proxy statement or listed on the proxy card, Messrs. Klingbeil and Toomey will vote your shares, under your proxy, in their discretion. It is the intention of Messrs. Klingbeil and Toomey to vote the shares they represent as directed by the board.

Can I revoke my proxy and change my vote?

Yes. If you are a record holder of your shares, you may revoke your proxy at any time prior to the date of the meeting by:

- submitting a later-dated vote in person at the meeting, through the Internet, by telephone or, if you originally voted by returning a paper proxy card to us, by mail; or

- delivering instructions to the attention of the Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Any notice of revocation sent to us must include the shareholder's name and must be received prior to the date of the meeting to be effective.

If you hold your shares in "street name," you should follow the directions provided by your broker or other nominee regarding how to revoke your proxy.

What vote is required for the proposals if a quorum is present?

- The affirmative vote of a majority of the votes cast is required for the election of a director in Proposal 1.

- The affirmative vote of a majority of the votes cast is required to approve Proposal No. 2, the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020.

- The affirmative vote of a majority of the votes cast is required to approve, on an advisory basis, the compensation of our named executive officers disclosed in this proxy statement, as specified in Proposal No. 3.

- The affirmative vote of a majority of the votes cast is required to approve the Amended and Restated 1999 Long Term Incentive Plan, as specified in Proposal No. 4.

What is an abstention, and how will it affect the vote on a proposal?

An "abstention" occurs when the beneficial owner of shares is present, in person or by proxy, and entitled to vote at the meeting (or when a nominee holding shares for a beneficial owner is present and entitled to vote at the meeting), but such person does not vote on the particular proposal. For purposes of Proposal Nos. 1, 2, 3, and 4 abstentions will not be counted as votes cast and will have no effect on the results of the vote with respect to such proposals. Abstentions will be considered present for the purpose of determining the presence of a quorum.

What are broker non-votes, and how will they affect the vote on a proposal?

A "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have the discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine, but not with respect to non-routine matters. A broker or other nominee cannot vote without instructions on non-routine matters, therefore there may be broker non-votes on any such proposals. Broker non-votes will have no effect on the voting results for Proposal Nos. 1, 2, 3 and 4. Broker non-votes will be considered present for the purpose of determining the presence of a quorum.

The effect of broker non-votes is summarized in the table below:

	Proposal No. 1: Election of Directors	Proposal No. 2: Ratification of Independent Registered Public Accounting Firm	Proposal No. 3: Advisory Vote on Executive Compensation	Proposal No. 4: Approval of Amended and Restated 1999 Long Term Incentive Plan
Status of the matter	Non-routine	Routine	Non-Routine	Non-Routine
Possibility of broker non-votes on the Proposal	Yes	No	Yes	Yes
Status of broker non-votes for purposes of determining whether shareholder approval has been obtained for the Proposal	Broker non-votes are not deemed to be votes cast	N/A	Broker non-votes are not deemed to be votes cast	Broker non-votes are not deemed to be votes cast
Status of broker non-votes for quorum purposes	Considered present	N/A	Considered present	Considered present

Who will tabulate the votes?

Broadridge will tabulate votes cast by proxy by an automated system. Votes cast by proxy or in person at the meeting will be counted by the persons appointed by us to act as election inspectors for the meeting.

Who is soliciting the proxy, and who will pay for the proxy solicitation?

This solicitation is being made on behalf of our board, but may also be made without additional remuneration by our officers or employees by telephone, telegraph, facsimile transmission, e-mail or personal interview. We will bear the expense of the preparation, printing and delivery of the enclosed form of proxy, notice of annual meeting of shareholders and this proxy statement and any additional materials relating to the meeting that may be furnished to our shareholders by our board subsequent to the furnishing of this proxy statement. We will reimburse banks and brokers who hold shares in their name or custody, or in the name of nominees for others, for their out-of-pocket expenses incurred in forwarding copies of the proxy materials to those persons for whom they hold such shares. To obtain the necessary representation of shareholders at the meeting, supplementary solicitations may be made by mail, telephone or interview by our officers or employees, without additional compensation.

Where do I find the voting results of the meeting?

We will announce the preliminary voting results at the meeting and publish the final results in a Current Report on Form 8-K filed with the SEC within four business days following the meeting.

OTHER MATTERS

Delivery of Voting Materials

To reduce the expenses of delivering duplicate materials to our shareholders, we are delivering one copy of the Notice of Internet Availability to shareholders who share the same address unless otherwise requested. The Notice of Internet Availability will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice of Internet Availability also instructs you as to how you may submit your proxy through the Internet. If you would like to receive a paper or e-mail copy of the proxy materials, you should follow the instructions for requesting such materials in the Notice of Internet Availability.

If you share an address with another shareholder and have received only one copy of the Notice of Internet Availability, and would like to request a separate copy of the Notice of Internet Availability, you may write or call us to request a separate copy of the Notice of Internet Availability at no cost to you. For future annual meetings, you may request a separate copy of the Notice of Internet Availability or request that we only send one copy of the Notice of Internet Availability to you if you are receiving multiple copies by calling us at (720) 283-6120 or by writing to us to the attention of Investor Relations, 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Annual Report

We will, upon written request and without charge, provide to any person solicited hereunder, a copy of our Annual Report on Form 10-K for the year ended December 31, 2020, including financial statements and financial statement schedules, as filed with the SEC. Requests should be addressed to the attention of Investor Relations, 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Shareholder Proposals for the 2022 Annual Meeting of Shareholders

The submission deadline for shareholder proposals to be included in our proxy materials for the 2022 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act is December 9, 2021, except as may otherwise be provided in Rule 14a-8. All such proposals must be in writing and should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540.

Advance Notice Procedures for the 2022 Annual Meeting of Shareholders

In accordance with our bylaws, any shareholder who intends to submit a proposal at our 2022 annual meeting of shareholders, or bring a director nominee before the meeting, must, in addition to complying with applicable laws and regulations and the requirements of our bylaws, provide written notice to us for consideration no sooner than November 9, 2021 and no later than December 9, 2021. Such notice should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Please refer to the full text of our advance notice Bylaw provisions for additional information and requirements. A copy of our bylaws may be obtained by writing to our Corporate Secretary at the address listed above or by visiting the Investor Relations page of our website at ir.udr.com and then clicking on "Corporate Governance."

Proxy Access Procedures for the 2022 Annual Meeting of Shareholders

In order to be eligible to require that the Company include an eligible shareholder nominee in the proxy materials for the 2022 annual meeting of shareholders pursuant to Section 2.15 of the Company's bylaws, an eligible shareholder must provide to the Company, in proper form and within the times specified, (i) a written notice expressly electing to have such shareholder nominee included in the Company's proxy materials pursuant to Section 2.15 (a "Notice of Proxy Access Nomination") and (ii) any updates or supplements to such Notice of Proxy Access Nomination. To be timely, the Notice of Proxy Access Nomination must be so delivered or mailed to and received at the principal executive offices of the corporation not less than one hundred twenty (120) days

(December 9, 2021) nor more than one hundred fifty (150) days (November 9, 2021) prior to the one-year anniversary of the date on which the Company first mailed its proxy materials for the 2021 annual meeting of shareholders. Such notice should be sent to our Corporate Secretary at 1745 Shea Center Drive, Suite 200, Highlands Ranch, Colorado 80129-1540. Please refer to the full text of our advance notice Bylaw provisions for additional information and requirements. A copy of our bylaws may be obtained by writing to our Corporate Secretary at the address listed above or by visiting the Investor Relations page of our website at ir.udr.com and then clicking on "Corporate Governance."

It is important that proxies be returned promptly. We depend upon all shareholders promptly signing and returning the enclosed proxy to avoid costly solicitation. You can save us considerable expense by signing and returning your proxy at once. You may also vote electronically through the Internet or by telephone as shown on the enclosed proxy card and as discussed above.

We intend to hold our annual meeting in person. However, we are actively monitoring the COVID-19 pandemic; we are sensitive to the public health and travel concerns our shareholders may have and the protocols that federal, state, and local governments have imposed or may impose. In the event it is not possible or advisable to hold our annual meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting by means of remote communication. Please monitor our annual meeting website at https://www.udr.com/2021annualmeeting for updated information. If you are planning to attend our meeting, please check the website one week prior to the meeting date.

Dated: April 8, 2021

For the Board of Directors
UDR, INC.

WARREN L. TROUPE
Corporate Secretary

DEFINITIONS

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided below (dollars in thousands).

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided below (dollars in thousands).

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided below (dollars in thousands).

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of NAREIT in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided below (dollars in thousands).

A reconciliation between Net income/(loss) and EBITDAre and a reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items, Consolidated Interest Coverage Ratio - adjusted for non-recurring items and Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items is provided below (dollars in thousands).

	Quarter Ended December 31, 2020
Net income/(loss)	$ 28,551
Adjustments:	
Interest expense, including costs associated with debt extinguishment	62,524
Real estate depreciation and amortization	146,135
Other depreciation and amortization	2,074
Tax provision/(benefit), net	668
Net (gain)/loss on the sale of depreciable real estate owned	(57,974)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	13,261
EBITDAre	$ 195,239
Casualty-related charges/(recoveries), net	823
Legal and other costs	5,059
Severance costs and other restructuring expense	52
(Income)/loss from unconsolidated entities	(4,516)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures	(13,261)
Management fee expense on unconsolidated joint ventures	(566)
Consolidated EBITDAre - adjusted for non-recurring items	$ 182,830
Annualized consolidated EBITDAre - adjusted for non-recurring items	$ 731,320
Interest expense, including costs associated with debt extinguishment	62,524
Capitalized interest expense	2,108

Total interest	$	64,632
Cost associated with debt extinguishment		(24,650)
Total interest - adjusted for non-recurring items	$	39,982
Preferred dividends	$	1,051
Total debt	$	4,976,548
Cash		(1,409)
Net debt	$	4,975,139
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**4.6x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.5x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**6.8x**

The following tables outline our reconciliation of Net income/(loss) attributable to common stockholders to FFO, FFO as Adjusted, and FFOA for the years ended December 31, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012, 2011 and 2010 (*dollars in thousands*):

	Year Ended December 31,				
	2020	2019	2018	2017	2016
Net income/(loss) attributable to common stockholders	$ 60,036	$ 180,861	$ 199,238	$ 117,850	$ 289,001
Real estate depreciation and amortization	608,616	501,257	429,006	430,054	419,615
Noncontrolling interests	4,704	14,614	18,436	11,097	27,662
Real estate depreciation and amortization on unconsolidated joint ventures	35,023	57,954	61,871	57,102	47,832
Cumulative effect of change in accounting principle	-	-	(2,100)	-	-
Net gain on the sale of unconsolidated depreciable property	-	(125,407)	-	(35,363)	(47,848)
Net gain on the sale of depreciable real estate owned	(118,852)	-	(136,197)	(41,824)	(209,166)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 589,527	$ 629,279	$ 570,254	$ 538,916	$ 527,096
Distributions to preferred stockholders - Series E (Convertible)	4,230	4,104	3,868	3,708	3,717
FFO attributable to common stockholders and unitholders, diluted	$ 593,757	$ 633,383	$ 574,122	$ 542,624	$ 530,813
Income/(loss) per weighted average common share, diluted	$ 0.20	$ 0.63	$ 0.74	$ 0.44	$ 1.08
FFO per weighted average common share and unit, basic	$ 1.86	$ 2.04	$ 1.95	$ 1.85	$ 1.81
FFO per weighted average common share and unit, diluted	$ 1.85	$ 2.03	$ 1.93	$ 1.83	$ 1.80
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	316,855	308,020	292,727	291,845	290,516
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	320,187	311,799	297,042	296,672	295,469
Impact of adjustments to FFO:					
Cost associated with debt extinguishment and other	$ 49,190	$ 29,594	$ 3,476	$ 9,212	$ 1,729
Acquisition-related costs/(fees)	-	-	-	371	213
Redemption of preferred stock	-	-	-	-	-
Joint venture financing and acquisition fee	-	-	-	-	-
Texas joint venture promote and disposition fee income	-	-	-	-	-
Long-term incentive plan transition costs	-	-	-	-	898
Promoted interest on settlement of note receivable, net of tax	-	(6,482)	-	-	-
Legal and other costs	8,973	3,660	1,622	-	(480)
Net gain on the sale of non-depreciable real estate owned	-	(5,282)	-	(1,580)	(1,685)
Net loss on sale of unconsolidated land	-	-	-	-	1,016
Gain on sale of TRS property/marketable securities	-	-	-	-	-
Net gain on prepayment of note receivable	-	-	-	-	-
Realized/unrealized (gain)/loss on unconsolidated technology investments, net of tax	(3,582)	(3,300)	-	-	-
Joint venture development success fee	-	(3,750)	-	-	-
Severance costs and other restructuring expense	1,948	390	114	624	871
Tax benefit associated with the conversion of certain TRS entities into REITs	-	-	-	-	(2,436)
Reversal of deferred tax valuation allowance	-	-	-	-	-
Casualty-related charges/(recoveries), net	2,545	636	2,364	4,504	732
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	31	(374)	-	(881)	(3,752)
	$ 59,105	$ 15,092	$ 7,576	$ 12,250	$ (2,894)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 652,862	$ 648,475	$ 581,698	$ 554,874	$ 527,919
FFO as Adjusted per weighted average common share and unit, diluted	$ 2.04	$ 2.08	$ 1.96	$ 1.87	$ 1.79
Recurring capital expenditures	(56,924)	(51,246)	(46,915)	(46,034)	(47,257)
FFOA attributable to common stockholders and unitholders, diluted	$ 595,938	$ 597,229	$ 534,783	$ 508,840	$ 480,662
FFOA per weighted average common share and unit, diluted	$ 1.86	$ 1.92	$ 1.80	$ 1.72	$ 1.63

	Year Ended December 31,					
	2015	2014	2013	2012	2011	2010
Net income/(loss) attributable to common stockholders	$ 336,661	$ 150,610	$ 41,088	$ 203,376	$ 10,537	$ (112,362)
Real estate depreciation and amortization	374,598	358,154	341,490	350,400	370,343	303,446
Noncontrolling interests	16,776	5,508	1,470	8,126	562	(3,689)
Real estate depreciation and amortization on unconsolidated joint ventures	38,652	42,133	33,180	32,531	11,631	5,698
Cumulative effect of change in accounting principle	-	-	-	-	-	-
Net gain on the sale of unconsolidated depreciable property	(59,445)	-	-	-	-	-
Net gain on the sale of depreciable real estate owned	(251,677)	(144,703)	(40,450)	(243,805)	(123,217)	(4,048)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 455,565	$ 411,702	$ 376,778	$ 350,628	$ 269,856	$ 189,045
Distributions to preferred stockholders - Series E (Convertible)	3,722	3,724	3,724	3,724	3,724	3,726
FFO attributable to common stockholders and unitholders, diluted	$ 459,287	$ 415,426	$ 380,502	$ 354,352	$ 273,580	$ 192,771
Income/(loss) per weighted average common share, diluted	$ 1.29	$ 0.59	$ 0.16	$ 0.85	$ 0.05	$ (0.68)
FFO per weighted average common share and unit, basic	$ 1.68	$ 1.58	$ 1.45	$ 1.41	$ 1.29	$ 1.10
FFO per weighted average common share and unit, diluted	$ 1.66	$ 1.56	$ 1.44	$ 1.40	$ 1.28	$ 1.09
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	271,616	260,775	259,306	248,262	208,896	171,569
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	276,699	265,728	263,926	252,659	214,086	176,900
Impact of adjustments to FFO:						
Cost associated with debt extinguishment and other	$ -	$ 192	$ 178	$ (277)	$ 4,602	$ (3,521)
Acquisition-related costs/(fees)	3,586	442	(254)	2,762	6,076	2,865
Redemption of preferred stock	-	-	-	2,791	175	(25)
Joint venture financing and acquisition fee	-	-	-	-	(2,335)	(982)
Texas joint venture promote and disposition fee income	(10,005)	-	-	-	-	-
Long-term incentive plan transition costs	3,537	-	-	-	-	-
Promoted interest on settlement of note receivable, net of tax	-	-	-	-	-	-
Legal and other costs	705	-	-	-	-	-
Net gain on the sale of non-depreciable real estate owned	-	1,056	-	-	-	-
Net loss on sale of unconsolidated land	-	-	-	-	-	-
Gain on sale of TRS property/marketable securities	-	-	(2,651)	(7,749)	(9,780)	-
Net gain on prepayment of note receivable	-	(8,411)	-	-	-	-
Realized/unrealized (gain)/loss on unconsolidated technology investments, net of tax	-	-	-	-	-	-
Joint venture development success fee	-	-	-	-	-	-
Severance costs and other restructuring expense	-	-	-	733	1,342	6,803
Tax benefit associated with the conversion of certain TRS entities into REITs	-	(5,770)	-	-	-	-
Reversal of deferred tax valuation allowance	-	-	-	(21,530)	-	-
Casualty-related charges/(recoveries), net	2,335	541	(9,665)	9,262	-	567
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	2,474	-	-	-	-	-
	$ 2,632	$ (11,950)	$ (12,392)	$ (14,008)	$ 80	$ 5,707
FFO as Adjusted ("FFOA") attributable to common stockholders and unitholders, diluted	$ 461,919	$ 403,476	$ 368,110	$ 340,344	$ 273,660	$ 198,478
FFO as Adjusted per weighted average common share and unit, diluted	$ 1.67	$ 1.52	$ 1.39	$ 1.35	$ 1.28	$ 1.12
Recurring capital expenditures	(45,467)	(43,921)	(42,707)	(42,249)	(44,563)	(32,066)
FFOA attributable to common stockholders and unitholders, diluted	$ 416,452	$ 359,555	$ 325,403	$ 298,095	$ 229,097	$ 166,412
FFOA per weighted average common share and unit, diluted	$ 1.51	$ 1.35	$ 1.23	$ 1.18	$ 1.07	$ 0.94

The following tables are our reconciliation of FFO share information to weighted average common shares outstanding, basic and diluted, for the years ended December 31, 2020, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012, 2011 and 2010 (*shares in thousands*):

	Year Ended December 31,				
	2020	**2019**	**2018**	**2017**	**2016**
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	**316,855**	308,020	292,727	291,845	290,516
Weighted average number of OP/DownREIT Units outstanding	**(22,310)**	(22,773)	(24,548)	(24,821)	(25,130)
Weighted average number of common shares outstanding — basic	294,545	285,247	268,179	267,024	265,386
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	**320,187**	311,799	297,042	296,672	295,469
Weighted average number of OP/DownREIT Units outstanding	**(22,310)**	(22,773)	(24,548)	(24,821)	(25,130)
Weighted average incremental shares from assumed conversion of stock options		-	-	-	-
Weighted average incremental shares from unvested restricted stock		-	-	-	-
Weighted average number of Series E Cumulative Convertible Preferred shares outstanding	**(2,950)**	(3,011)	(3,011)	(3,021)	(3,028)
Weighted average number of common shares outstanding — diluted	**294,927**	286,015	269,483	268,830	267,311

	Year Ended December 31,					
	2015	**2014**	**2013**	**2012**	**2011**	**2010**
Weighted average number of common shares and OP/DownREIT Units outstanding — basic	271,616	260,775	259,306	248,262	208,896	171,569
Weighted average number of OP/DownREIT Units outstanding	(12,947)	(9,247)	(9,337)	(9,411)	(7,602)	(5,712)
Weighted average number of common shares outstanding — basic	258,669	251,528	249,969	238,851	201,294	165,857
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding — diluted	276,699	265,728	263,926	252,659	214,086	176,900
Weighted average number of OP/DownREIT Units outstanding	(12,947)	(9,247)	(9,337)	(9,411)	(7,602)	(5,712)
Weighted average incremental shares from assumed conversion of stock options	-	-	(1,169)	(1,213)	(1,297)	(1,637)
Weighted average incremental shares from unvested restricted stock	-	-	(415)	(148)	(857)	(658)
Weighted average number of Series E Cumulative Convertible Preferred shares outstanding	-	(3,036)	(3,036)	(3,036)	(3,036)	(3,036)
Weighted average number of common shares outstanding — diluted	263,752	253,445	249,969	238,851	201,294	165,857

APPENDIX A

UDR, INC.
1999 LONG-TERM INCENTIVE PLAN

(AS AMENDED AND RESTATED MAY [ ], 2021)

ARTICLE 1

PURPOSE

1.1   <u>GENERAL</u>. The purpose of the UDR, Inc. 1999 Long-Term Incentive Plan (the "<u>Plan</u>") is to promote the success, and enhance the value, of UDR, Inc. (the "<u>Company</u>"), by linking the personal interests of its employees, officers, consultants and directors to those of Company shareholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, officers, consultants and directors upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees, officers, consultants and directors.

ARTICLE 2

EFFECTIVE DATE

2.1   <u>EFFECTIVE DATE</u>. For tax reasons, the Plan was approved by the Board of Directors in interim stages. First, the Board approved the Plan on March 9, 1999 as it relates to Awards of Restricted Stock and Performance Units only (the "<u>First Effective Date</u>"), and the Plan became effective as of the First Effective Date for the limited purpose of (i) making Awards of Restricted Stock on or prior to May 31, 1999 to non-officer employees of the Company and (ii) making cash Performance Unit Awards under ARTICLE 9 of the Plan with respect to a performance period beginning on January 1, 1999.

On January 25, 2000, the Board approved the Plan for the purpose of (i) making Awards of Restricted Stock on or prior to May 31, 2000 to non-officer employees of the Company, (ii) making Awards of Restricted Stock on or prior to May 31, 2000 to certain officers of the Company from shares purchased by the Company on the open market, and (iii) making cash Performance Unit Awards under ARTICLE 9 of the Plan with respect to a performance period beginning on January 1, 2000 (the "<u>Second Effective Date</u>").

On March 20, 2001, the Board approved the Plan as it relates to all types of Awards under the Plan (the "<u>Third Effective Date</u>") and the Plan became fully effective as of the Third Effective Date. The Plan was approved by the shareholders of the Company on May 8, 2001.

The Plan was amended and restated by the Board on May 4, 2004 to eliminate the express authority under Section 7.1(c) to pay the exercise price of an Option with a promissory note, which amendment and restatement of the Plan was not subject to shareholder approval.

The Plan was amended and restated by the Board on July 23, 2004 to modify Sections 14.8 and 14.9 to provide that unless otherwise provided in a Participant's Award Agreement upon a Participant's Death, Disability or Retirement, all outstanding Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised shall become fully exercisable and all restrictions on outstanding Awards shall lapse, which amendment and restatement of the Plan was not subject to shareholder approval.

The Plan was amended and restated by the Board on February 10, 2006 to eliminate the automatic grant of formula awards to non-employee directors and to update non-material terms of the Plan (par value of common stock and other nomenclature) to conform to Maryland versus Virginia corporate law, which amendment and restatement of the Plan was not subject to shareholder approval.

The Plan was amended and restated by the Board on February 7, 2008 generally as follows: (i) to change the name of the Company from United Dominion Realty Trust, Inc. to UDR, Inc.; and (ii) to provide that the grant price of any Stock Appreciation Right may not be reduced except as provided in Section 15.1 or otherwise with the consent of the shareholders, which amendment and restatement of the Plan was not subject to shareholder approval.

The Plan was amended and restated by the Board on May 30, 2008 generally as follows: (i) to limit the term of Options and Stock Appreciation Rights to 10 years; (ii) to provide that shares of stock that are (a) not issued or delivered as a result of the net settlement of a Stock Appreciation Right or Option, (b) used to pay the exercise price or withholding taxes related to an outstanding Award or (c) repurchased on the open market with the proceeds of the Option exercise price shall not again become available for issuance under the Plan; (iii) to provide that the exercise price per share of an Option shall in no event be less than the Fair Market Value of one share of stock on the date of grant; (iv) to provide that the maximum Fair Market Value of any Awards, other than Options or Stock Appreciation Rights, that may be received by a Participant during any one calendar year shall be $2,000,000; (v) to provide that in no event may a Stock Appreciation Right be exercisable for more than 10 years from the date of its grant; (vi) to provide that, except as provided in Section 15.1, without the consent of shareholders an Award may not be exchanged or bought out if the effect is to lower the exercise price of the Option or the grant price of the Stock Appreciation Right; (vii) to provide that, except as provided in Section 15.1, without consent of the shareholders, an Award may not be granted in substitution of another Award if the effect is to replace an Option or Stock Appreciation Right with an Award with a lower exercise or grant price and (viii) to expand the performance goals.

Subject to shareholder approval, the Plan was amended and restated by the Board on March 12, 2009 generally as follows: (i) to increase the number of shares of Stock available for issuance pursuant to Awards from 4,000,000 to 16,000,000; (ii) to provide that the maximum Fair Market Value of any Awards, other than Options or Stock Appreciation Rights, that may be received by a Participant during any one calendar year shall be $5,000,000, (iii) to provide that the maximum number of shares of Stock with respect to one or more Options and/or Stock Appreciation Rights that may be granted during any one calendar year under the Plan to any one Participant shall be 5,000,000 shares and (iv) to provide that Awards (other than Options or Stock Appreciation Rights) granted from and after the approval of the Plan at the Company's 2009 Annual Meeting of Stockholders shall count against the Plan reserve as 2.28 shares of Stock for each share of Stock actually subject to the Award. The Company's shareholders approved the amendment and restatement on May 13, 2009.

The Plan was amended and restated by the Board on February 8, 2013, to revise the treatment of Awards in connection with certain Change of Control transactions, which amendment and restatement of the Plan was not subject to shareholder approval.

Subject to shareholder approval, the Plan was amended and restated by the Board on February 6, 2014 generally as follows: to (i) increase the number of shares of Stock available for issuance pursuant to Awards from 16,000,000 to 19,000,000; (ii) change the annual per Participant limits on Awards (other than Options, SARs and Cash-Based Awards) intended to constitute qualified performance-based compensation under Code Section 162(m) to 1,000,000 shares or, for Cash-Based Awards, $10,000,000; (iii) provide for Cash-Based Awards; and (iv) expand the performance goals. The Company's shareholders approved the amendment and restatement on May 22, 2014.

The Plan was amended and restated by the Committee on December 4, 2015 to provide for Awards of LTIP Units, which amendment and restatement of the Plan was not subject to shareholder approval.

The Plan was amended and restated by the Committee on February 2, 2017 to provide for flexibility with respect to withholding for tax purposes in accordance with revised standards published by the Financial Accounting Standards Board, which amendment and restatement of the Plan was not subject to shareholder approval.

The Plan was amended and restated by the Board on November 12, 2020, 2020 generally as follows: (i) subject to shareholder approval to increase the number of shares of Stock available for issuance pursuant to Awards from 19,000,000 to 35,000,000; (ii) with respect to awards granted on or after November 12, 2020, to provide for double-trigger vesting in connection with a Change of Control, rather than single-trigger vesting; (iii) to add a one-year minimum vesting period requirement; and (iv) in light of the elimination of the performance-based exception under

Code Section 162(m), to expand the performance goals to include any goals the Committee chooses and to remove a provision that required the Committee to establish performance goals prior to the beginning of the performance period or such later date as may be permitted under Code Section 162(m).

ARTICLE 3

DEFINITIONS

3.1 <u>DEFINITIONS</u>. When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Section or in Section 1.1 unless a clearly different meaning is required by the context. The following words and phrases shall have the following meanings:

(a) "<u>Award</u>" means any Option, Stock Appreciation Right, Restricted Stock Award, Performance Unit Award, Dividend Equivalent Award, Other Stock-Based Award, Cash-Based Award or LTIP Unit, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

(b) "<u>Award Agreement</u>" means any written agreement, contract, or other instrument or document evidencing an Award.

(c) "<u>Board</u>" means the Board of Directors of the Company.

(d) "<u>Cash-Based Award</u>" means a right granted to a Participant under Article 13.

(e) "<u>Cause</u>" means in the case of a particular Award, unless the applicable Award Agreement or other agreement between the Participant and the Company or any Parent or Subsidiary (or successor thereof) states otherwise, (i) failure by the Participant to perform the duties of the Participant to the Company or any Parent or Subsidiary (or successor thereof) (other than due to his or her Disability), provided that such conduct shall not constitute Cause unless and until such failure by Participant to perform his or her duties has not been cured to the satisfaction of the Company, in its reasonable discretion, within fifteen (15) days after written notice of such failure has been given by the Company or any Parent or Subsidiary (or successor thereof) to the Participant; (ii) an act of fraud, embezzlement, theft, breach of fiduciary duty, dishonesty, or any other misconduct or any violation of law (other than a traffic violation) committed by the Participant; (iii) any action by the Participant intentionally causing damage to or misappropriation of the Company's or any Parent's or Subsidiary's (or a successor's) assets; (iv) the Participant's wrongful disclosure of confidential information of the Company or any Parent or Subsidiary (or successor thereof); (v) the Participant's breach of (x) any non-competition, non-solicitation, non-disparagement or other restrictive covenants related to the Company or any Parent or Subsidiary (or successor thereof) to which he or she is subject, and/or (y) the Participant's duty of loyalty; (vi) the Participant's material breach of any written or published employment policy of the Company or any Parent or Subsidiary (or successor thereof); or (vii) performance by the Participant of his or her employment duties in a manner deemed by the Committee, in its reasonable discretion, to be grossly negligent.

(f) "<u>Change of Control</u>" means and includes each of the following:

(1) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(2) the transfer or sale of all or substantially all of the assets of the Company other than to an affiliate or Subsidiary of the Company;

(3) the liquidation of the Company;

(4) the acquisition by any person, or by a group of persons acting in concert, of more than fifty percent (50%) of the outstanding voting securities of the Company, which results in the resignation or addition of fifty percent (50%) or more independent members of the Board;

(5)   any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Change of Control; or

(6)   a change in the composition of the Board over a period of twelve (12) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(g)   "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(h)   "Committee" means the committee of the Board described in ARTICLE 4.

(i)   "Company" means UDR, Inc., a Maryland corporation.

(j)   "Consultant" means, and is limited to, a "consultant" or "advisor" with respect to whom the Company would be permitted to use Form S-8 to register the issuance of securities, as described in the General Instructions to Form S-8 under the 1933 Act.

(k)   "Continuing Directors" means members of the Board who either (i) have been Board members continuously for a period of at least twelve (12) months or (ii) have been Board members for less than twelve (12) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(l)   "Covered Employee" means a covered employee as defined in Code Section 162(m)(3).

(m)   "Disability" shall mean any illness or other physical or mental condition of a Participant that renders the Participant incapable of performing his customary and usual duties for the Company, or any medically determinable illness or other physical or mental condition resulting from a bodily injury, disease or mental disorder which, in the judgment of the Committee, is permanent and continuous in nature. The Committee may require such medical or other evidence as it deems necessary to judge the nature and permanency of the Participant's condition. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code.

(n)   "Dividend Equivalent" means a right granted to a Participant under ARTICLE 11.

(o)   "Effective Date" means the First, Second or Third Effective Date, as the context requires, as such terms are defined in Section 2.1.

(p)   "Fair Market Value", on any date, means the closing sales price on the New York Stock Exchange on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported.

(q)   "Good Reason" means a termination of employment by the Participant within sixty (60) days following the occurrence of (i) a material diminution in, or material adverse alteration to, the Participant's title, base salary or other compensation, position, or duties and responsibilities, or (ii) the relocation of the Participant's principal office outside the area within a thirty (30) mile radius from the Participant's principle place of business prior to the Change of Control or from such other location as may be mutually agreed by the Participant and the Company, provided that the events described in clauses (i) and (ii) above shall not constitute Good Reason (x) until the Participant provides written notice to the Company of the existence of such material diminution, material alteration, or relocation, as the case may be, within thirty (30) days of its occurrence and (y) unless such material diminution, material alteration, or relocation, as the case may be, has not been cured within thirty (30) days after written notice of such noncompliance has been given by the Participant to the Company.

(r)   "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(s)   "LTIP Unit" means an "LTIP Unit" of the Partnership, including "Class 1 LTIP Units" and "Class 2 LTIP Units" (each, as defined in the Partnership Agreement), that is granted under Section 13.2 and is intended to constitute a "profits interest" within the meaning of the Code."

(t)   "Non-Employee Director" means a member of the Board who is not an employee of the Company or any Parent or Subsidiary.

(u)   "Non-Qualified Stock Option" means an Option that is not an Incentive Stock Option.

(v)   "Option" means a right granted to a Participant under ARTICLE 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

(w)   "Other Stock-Based Award" means a right, granted to a Participant under ARTICLE 12 that relates to or is valued by reference to Stock or other Awards relating to Stock.

(x)   "Parent" means a corporation that owns or beneficially owns a majority of the outstanding voting stock or voting power of the Company. For Incentive Stock Options, the term shall have the same meaning as set forth in Code Section 424(e).

(y)   "Participant" means a person who, as an employee, officer, consultant or director of the Company or any Parent or Subsidiary, has been granted an Award under the Plan.

(z)   "Partnership" means United Dominion Realty, L.P., a Delaware limited partnership.

(aa)   "Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of United Dominion Realty, L.P. (as amended from time to time).

(bb)   "Performance Unit" means a right granted to a Participant under Article 9, to receive cash, Stock, or other Awards, the payment of which is contingent upon achieving certain performance goals established by the Committee.

(cc)   "Plan" means the UDR, Inc. 1999 Long-Term Incentive Plan, as amended from time to time.

(dd)   "Restricted Stock Award" means Stock granted to a Participant under ARTICLE 10 that is subject to certain restrictions and to risk of forfeiture.

(ee)   "Retirement" means a Participant's termination of employment with the Company, Parent or Subsidiary after attaining any normal or early retirement age specified in any pension, profit sharing or other retirement program sponsored by such company, or, in the event of the inapplicability thereof with respect to the person in question, as determined by the Committee in its reasonable judgment.

(ff)   "Stock" means the $0.01 par value Common Stock of the Company, and such other securities of the Company as may be substituted for Stock pursuant to ARTICLE 14.

(gg)　"Stock Appreciation Right" or "SAR" means a right granted to a Participant under ARTICLE 8 to receive a payment equal to the difference between the Fair Market Value of a share of Stock as of the date of exercise of the SAR over the grant price of the SAR, all as determined pursuant to ARTICLE 8.

(hh)　"Subsidiary" means any corporation, limited liability company, partnership or other entity that is directly, or indirectly through one or more intermediaries, controlled by or under common control with the Company. Notwithstanding the foregoing, for purposes of Incentive Stock Options granted under the Plan, the term "Subsidiary" shall have the meaning set forth in Code Section 424(f).

(ii)　"1933 Act" means the Securities Act of 1933, as amended from time to time.

(jj)　"1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

ARTICLE 4

ADMINISTRATION

4.1　COMMITTEE. The Plan shall be administered by the Compensation Committee of the Board or, at the discretion of the Board from time to time, by the Board. The Committee shall consist of two or more members of the Board. It is intended that the directors appointed to serve on the Committee shall be "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the 1934 Act) and "outside directors" (within the meaning of Code Section 162(m) and the regulations thereunder) to the extent that Rule 16b-3 and, if necessary for relief from the limitation under Code Section 162(m) and such relief is sought by the Company, Code Section 162(m), respectively, are applicable. However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements shall not invalidate any Award made by the Committee, which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. During any time that the Board is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board.

4.2　ACTION BY THE COMMITTEE. For purposes of administering the Plan, the following rules of procedure shall govern the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved unanimously in writing by the members of the Committee in lieu of a meeting shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Parent or Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

4.3　AUTHORITY OF COMMITTEE. The Committee has the exclusive power, authority and discretion to do the following; except as such discretion shall be delegated as provided below in this Section 4.3:

(a)　Designate Participants;

(b)　Determine the type or types of Awards to be granted to each Participant;

(c)　Determine the number of Awards to be granted and the number of shares of Stock or LTIP Units to which an Award will relate;

(d)　Determine the terms and conditions of any Award granted under the Plan, including but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

(e)   Accelerate the vesting, exercisability or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(f)   Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(g)   Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(h)   Decide all other matters that must be determined in connection with an Award;

(i)   Establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(j)   Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan; and

(k)   Amend the Plan or any Award Agreement as provided herein.

Notwithstanding the above, the Board or the Committee may expressly delegate to a special committee consisting of one or more directors who are also officers of the Company some or all of the Committee's authority under subsections (a) through (g) above with respect to those eligible Participants who, at the time of grant are not, and are not anticipated to become, either (i) Covered Employees or (ii) persons subject to the insider trading rules of Section 16 of the 1934 Act.

4.4   DECISIONS BINDING. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 5

SHARES SUBJECT TO THE PLAN

5.1   NUMBER OF SHARES. Subject to adjustment as provided in Section 15.1, the aggregate number of shares of Stock reserved and available for Awards or which may be used to provide a basis of measurement for or to determine the value of an Award (such as with a Stock Appreciation Right or Performance Unit Award) shall be 35,000,000. The maximum number of shares of Stock that may be issued subject to Incentive Stock Options shall be 35,000,000 shares. Awards (other than Options or Stock Appreciation Rights) granted from and after the approval of the Plan at the Company's 2009 Annual Meeting of Stockholders, shall be counted against this number as 2.28 shares of Stock for each share of Stock actually subject to the Award. Each LTIP Unit issued pursuant to an Award shall be treated as a share of Stock for purposes of calculating the aggregate number of shares of Stock available for issuance under the Plan as set forth in this Section 5.1 and for purposes of calculating the award limits set forth in Section 5.4 hereof.

5.2   LAPSED AWARDS. To the extent that an Award is canceled, terminates, expires, is forfeited or lapses for any reason, any shares of Stock subject to the Award will again be available for the grant of an Award under the Plan and shares subject to SARs or other Awards settled in cash will be available for the grant of an Award under the Plan. Shares of Stock that are (a) not issued or delivered as a result of the net settlement of a Stock Appreciation Right or Option, (b) used to pay the exercise price or withholding taxes related to an outstanding Award, or (c) repurchased on the open market with the proceeds of the Option exercise price shall not again become available for issuance under the Plan. If shares subject to an Award again become available under the Plan pursuant to this Section 5.2, the number of shares that become available shall equal the number of shares that counted against the Plan reserve pursuant to Section 5.1.

5.3   STOCK DISTRIBUTED. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4   LIMITATION ON AWARDS. Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Section 15.1), the maximum number of shares of Stock with respect to one or more Options and/or SARs that may be granted during any one calendar year under the Plan to any one Participant shall be 5,000,000. The maximum number of shares of Stock with respect Awards (other than Options, SARs and/or Cash-Based Awards) that are intended to constitute qualified performance-based compensation under Code Section 162(m) that may be received by a Participant during any one calendar year under the Plan shall be 1,000,000. For Cash-Based Awards that are intended to constitute qualified performance-based compensation under Code Section 162(m), with respect to each twelve month period that constitutes or is part of each performance period, the maximum amount that may be paid to a Participant pursuant to such Awards shall be $10,000,000. In addition, the foregoing limitation shall be prorated for any performance period consisting of fewer than twelve months by multiplying such limitation by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is twelve.

ARTICLE 6

ELIGIBILITY

6.1   GENERAL. Awards may be granted only to individuals who are employees, officers, consultants or directors of the Company or a Parent or Subsidiary.

ARTICLE 7

STOCK OPTIONS

7.1   GENERAL. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)   EXERCISE PRICE. The exercise price per share of Stock under an Option shall be determined by the Committee, but shall in no event be less than the Fair Market Value of one share of Stock on the date of grant.

(b)   TIME AND CONDITIONS OF EXERCISE. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(e). The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised or vested. The Committee may waive any exercise or vesting provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exercisable or vested at an earlier date. The Committee may permit an arrangement whereby receipt of Stock upon exercise of an Option is delayed until a specified future date.

(c)   PAYMENT. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, shares of Stock, or other property (including "cashless exercise" arrangements), and the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants; provided that if shares of Stock are used to pay the exercise price of an Option, such shares must have been held by the Participant for the minimum period required to avoid an adverse accounting impact for the Company. When shares of Stock are delivered, such delivery may be by attestation of ownership or actual delivery.

(d)   EVIDENCE OF GRANT. All Options shall be evidenced by a written Award Agreement between the Company and the Participant. The Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

(e)   EXERCISE TERM. In no event may any Option be exercisable for more than ten years from the date of its grant.

(f)   NO RE-LOAD OPTIONS. The Committee shall not provide in an Award Agreement, or in an amendment thereto, for the automatic grant of a new Option to any Participant who delivers shares of Stock as full or partial payment of the exercise price of the original Option.

7.2   INCENTIVE STOCK OPTIONS. The terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules:

(a)   EXERCISE PRICE. The exercise price per share of Stock shall be set by the Committee, provided that the exercise price for any Incentive Stock Option shall not be less than the Fair Market Value as of the date of the grant.

(b)   EXERCISE. In no event may any Incentive Stock Option be exercisable for more than ten years from the date of its grant.

(c)   LAPSE OF OPTION. An Incentive Stock Option shall lapse under the earliest of the following circumstances; provided, however, that the Committee may, prior to the lapse of the Incentive Stock Option under the circumstances described in paragraphs (3), (4) and below, provide in writing that the Option will extend until a later date, but if an Option is exercised after the dates specified in paragraphs (3), (4) and (5) below, it will automatically become a Non-Qualified Stock Option:

(1)   The Incentive Stock Option shall lapse as of the option expiration date set forth in the Award Agreement.

(2)   The Incentive Stock Option shall lapse ten years after it is granted, unless an earlier time is set in the Award Agreement.

(3)   If the Participant terminates employment for any reason other than as provided in paragraph (4) or (5) below, the Incentive Stock Option shall lapse, unless it is previously exercised, three months after the Participant's termination of employment; provided, however, that if the Participant's employment is terminated by the Company for cause or by the Participant without the consent of the Company (in either case, as determined by the Company and communicated in writing to the Participant), the Incentive Stock Option shall (to the extent not previously exercised) lapse immediately.

(4)   If the Participant terminates employment by reason of his Disability, the Incentive Stock Option shall lapse, unless it is previously exercised, one year after the Participant's termination of employment.

(5)   If the Participant dies while employed, or during the three-month period described in paragraph (3) or during the one-year period described in paragraph (4) and before the Option otherwise lapses, the Option shall lapse one year after the Participant's death. Upon the Participant's death, any exercisable Incentive Stock Options may be exercised by the Participant's beneficiary, determined in accordance with Section 14.5.

If a Participant exercises an Option after termination of employment, the Option may be exercised only with respect to the shares that were otherwise vested on the Participant's termination of employment.

(d)   INDIVIDUAL DOLLAR LIMITATION. The aggregate Fair Market Value (determined as of the time an Award is made) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00.

(e)   TEN PERCENT OWNERS. No Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary unless the exercise price per share of such Option is at least 110% of the Fair Market Value per share of Stock at the date of grant and the Option expires no later than five years after the date of grant.

(f) <u>EXPIRATION OF INCENTIVE STOCK OPTIONS</u>. No Award of an Incentive Stock Option may be made pursuant to the Plan after the day immediately prior to the tenth anniversary of a Plan effective date under Code Section 422(b)(2).

(g) <u>RIGHT TO EXERCISE</u>. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant or, in the case of the Participant's Disability, by the Participant's guardian or legal representative.

(h) <u>DIRECTORS AND CONSULTANTS</u>. The Committee may not grant an Incentive Stock Option to a non-employee director or consultant. The Committee may grant an Incentive Stock Option to a director who is also an employee of the Company or Parent or Subsidiary but only in that individual's position as an employee and not as a director.

ARTICLE 8

STOCK APPRECIATION RIGHTS

8.1 <u>GRANT OF SARS</u>. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(a) <u>RIGHT TO PAYMENT</u>. Upon the exercise of a Stock Appreciation Right, the Participant to whom it is granted has the right to receive the excess, if any, of:

(1) The Fair Market Value of one share of Stock on the date of exercise; over

(2) The grant price of the Stock Appreciation Right as determined by the Committee, which shall not be less than the Fair Market Value of one share of Stock on the date of grant.

(b) <u>TERM OF SARs</u>. In no event may any Stock Appreciation Right be exercisable for more than ten years from the date of its grant.

(c) <u>OTHER TERMS</u>. All awards of Stock Appreciation Rights shall be evidenced by an Award Agreement. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any Stock Appreciation Right shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Agreement.

ARTICLE 9

PERFORMANCE UNITS

9.1 <u>GRANT OF PERFORMANCE UNITS</u>. The Committee is authorized to grant Performance Units to Participants on such terms and conditions as may be selected by the Committee. The Committee shall have the complete discretion to determine the number of Performance Units granted to each Participant, subject to Section 5.4. All Awards of Performance Units shall be evidenced by an Award Agreement.

9.2 <u>RIGHT TO PAYMENT</u>. A grant of Performance Units gives the Participant rights, valued as determined by the Committee, and payable to, or exercisable by, the Participant to whom the Performance Units are granted, in whole or in part, as the Committee shall establish at grant or thereafter. The Committee shall set performance goals and other terms or conditions to payment of the Performance Units in its discretion which, depending on the extent to which they are met, will determine the number and value of Performance Units that will be paid to the Participant. If the terms of a Performance Unit so provide, the Participant may elect to defer payment of the Performance Unit under an applicable deferred compensation plan maintained by the Company.

9.3   OTHER TERMS. Performance Units may be payable in cash, Stock, or other property, and have such other terms and conditions as determined by the Committee and reflected in the Award Agreement.

ARTICLE 10

RESTRICTED STOCK AWARDS

10.1   GRANT OF RESTRICTED STOCK. The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. All Awards of Restricted Stock shall be evidenced by a Restricted Stock Award Agreement.

10.2   ISSUANCE AND RESTRICTIONS. Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

10.3   FORFEITURE. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment during the applicable restriction period or upon failure to satisfy a performance goal during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided, however, that the Committee may provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

10.4   CERTIFICATES FOR RESTRICTED STOCK. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

ARTICLE 11

DIVIDEND EQUIVALENTS

11.1   GRANT OF DIVIDEND EQUIVALENTS. The Committee is authorized to grant Dividend Equivalents to Participants subject to such terms and conditions as may be selected by the Committee. Dividend Equivalents shall entitle the Participant to receive payments equal to dividends with respect to all or a portion of the number of shares of Stock subject to an Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be paid or distributed when accrued or be deemed to have been reinvested in additional shares of Stock, or otherwise reinvested. Dividend Equivalents shall not be granted with respect to Options or SARs. Dividend Equivalents granted with respect to Performance Units may not be paid except to the extent the underlying shares of Stock have been earned.

ARTICLE 12

OTHER STOCK-BASED AWARDS

12.1   GRANT OF OTHER STOCK-BASED AWARDS. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including without limitation shares of Stock awarded purely as a "bonus" and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Stock, and Awards valued by reference to book value of shares of Stock or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards.

ARTICLE 13

OTHER AWARDS

13.1   GRANT OF OTHER CASH-BASED AWARDS. The Committee is authorized, subject to limitations under applicable law, to grant to Participants Awards that are denominated in cash and that may be settled in cash and/or shares of Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Awards.

13.2   LTIP UNITS. The Committee is authorized to grant LTIP Units to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee; provided, however, that LTIP Units may only be issued to a Participant for the performance of services to or for the benefit of the Partnership (a) in the Participant's capacity as a partner of the Partnership, (b) in anticipation of the Participant becoming a partner of the Partnership, or (c) as otherwise determined by the Committee, provided that the LTIP Units are intended to constitute "profits interests" within the meaning of the Code, including, to the extent applicable, Revenue Procedure 93-27, 1993-2 C.B. 343 and Revenue Procedure 2001-43, 2001-2 C.B. 191. The Committee shall specify the conditions and dates upon which the LTIP Units shall vest and become nonforfeitable. LTIP Units shall be subject to the terms and conditions of the Partnership Agreement and such other restrictions, including restrictions on transferability (including by redemption or conversion), as the Committee may impose. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

ARTICLE 14

PROVISIONS APPLICABLE TO AWARDS

14.1   STAND-ALONE, TANDEM, AND SUBSTITUTE AWARDS. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award granted under the Plan. If an Award is granted in substitution for another Award, the Committee may require the surrender of such other Award in consideration of the grant of the new Award. Notwithstanding the foregoing, as provided in Section 16.1, except as provided in Section 15.1, without the consent of the shareholders, an Award may not be granted in substitution of another Award if the effect is to replace an Option or Stock Appreciation Right with an Award with a lower exercise or grant price. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

14.2   EXCHANGE PROVISIONS. The Committee may at any time offer to exchange or buy out any previously granted Award for a payment in cash, Stock, or another Award (subject to Section 15.1), based on the terms and conditions the Committee determines and communicates to the Participant at the time the offer is made, and after taking into account the tax, securities and accounting effects of such an exchange. Notwithstanding the foregoing, as provided in Section 16.1, except as provided in Section 15.1, without the consent of the shareholders an Award may not be exchanged or bought out if the effect is to lower the exercise price of the Option or the grant price of the Stock Appreciation Right.

14.3   TERM OF AWARD. The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Incentive Stock Option or a Stock Appreciation Right granted in tandem with the Incentive Stock Option exceed a period of ten years from the date of its grant (or, if Section 7.2(e) applies, five years from the date of its grant).

14.4   FORM OF PAYMENT FOR AWARDS. Subject to the terms of the Plan and any applicable law or Award Agreement, payments or transfers to be made by the Company or a Parent or Subsidiary on the grant or exercise of an Award may be made in such form as the Committee determines at or after the time of grant, including without limitation, cash, Stock, other Awards, or other property, or any combination, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case determined in accordance with rules adopted by, and at the discretion of, the Committee.

14.5   LIMITS ON TRANSFER. No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Parent or Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Parent or Subsidiary.   No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Award under the Plan; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability (i) does not result in accelerated taxation, (ii) does not cause any Option intended to be an incentive stock option to fail to be described in Code Section 422(b), and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, any state or federal tax or securities laws or regulations applicable to transferable Awards.

14.6   BENEFICIARIES. Notwithstanding Section 14.5, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

14.7   STOCK CERTIFICATES. All Stock issued under the Plan is subject to any stop- transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

14.8   ACCELERATION UPON DEATH OR DISABILITY. Notwithstanding any other provision in the Plan and unless otherwise provided in any Participant's Award Agreement, upon the Participant's death or Disability during his employment or service as a director or consultant, all outstanding Options, Stock Appreciation Rights, and other Awards in the nature of rights that may be exercised shall become fully exercisable and all restrictions on outstanding Awards shall lapse. Any Option or Stock Appreciation Rights Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(d), the excess Options shall be deemed to be Non-Qualified Stock Options.

14.9   ACCELERATION UPON RETIREMENT. Notwithstanding any other provision in the Plan and unless otherwise provided in any Participant's Award Agreement, upon the Participant's Retirement, all outstanding Options, Stock Appreciation Rights, and other Awards in the nature of rights that may be exercised shall become fully exercisable and all restrictions on outstanding Awards shall lapse. Any Option or Stock Appreciation Rights Awards shall thereafter remain exercisable until the original expiration date of the Award. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(d), the excess Options shall be deemed to be Non-Qualified Stock Options.

14.10   CHANGE OF CONTROL. With respect to Awards granted prior to November 12, 2020, except as otherwise provided in the Award Agreement, upon the occurrence of a Change of Control, all outstanding Options, Stock Appreciation Rights, and other Awards in the nature of rights that may be exercised shall become fully exercisable and all restrictions on outstanding Awards shall lapse. With respect to Awards granted on or after November 12, 2020, in the event that a Participant's employment or other service relationship with the Company is terminated by the Company without Cause or by the Participant for Good Reason, in each case on or within twelve (12) months following the date of a Change of Control, any outstanding Awards then held by such affected Participant which are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such termination of employment or other service relationship; provided, that in the event the vesting or exercisability of any Award would otherwise be subject to the achievement of performance conditions, such Award that shall become fully vested and immediately exercisable based on the assumed achievement of performance at the target level as set forth in the related Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(d), the excess Options shall be deemed to be Non-Qualified Stock Options.

14.11   EFFECT OF ACCELERATION. In the event of a Change of Control, the Committee may provide (i) (other than in the event of a Change of Control defined in Section 3.1(f)(4) or 3.1(f)(6)) that the Award will expire after a designated period of time to the extent not then exercised, (ii) that the Award will be settled in cash rather than Stock, (iii) that the Award will be assumed by another party to the transaction or otherwise be equitably converted in connection with such transaction, or (iv) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

14.12   MINIMUM VESTING PERIOD. Awards granted on or after [   ], 2020 shall not vest over a period of less than one (1) year from the date on which the Award is granted; provided that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (i) awards granted by another entity that are assumed by the Company or awards granted in substitution for outstanding awards granted by another entity, (ii) Awards to directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (iii) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan; and provided, further, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of Retirement, death, Disability or a Change of Control.

14.13   PERFORMANCE GOALS. The Committee may determine that any Award granted pursuant to this Plan to a Participant (including, but not limited to, Participants who are Covered Employees) shall be determined solely on the basis of (a) the achievement by the Company or a Parent or Subsidiary of a specified target return, or target growth in return, on equity or assets, (b) the Company's total shareholder return (stock price appreciation plus reinvested dividends) relative to a defined comparison group or target over a specific performance period or periods, (c) the Company's stock price, (d) the achievement by an individual, group of individuals, the Company, or a business unit or division of the Company, Parent or Subsidiary of a specified target, or target growth in, relative to a defined comparison group or otherwise, revenues, net income or earnings per share, or including but not limited to, targets based, in whole or part, on funds from operations (adjusted or otherwise), net asset value, asset quality, same store revenue growth, same store expense growth, net operating income (including, but not limited to, same store net operating income), operating margin, development or redevelopment activities (including, but not limited to, development or redevelopment funds from operations), lease-up activities, funds from operations pay-out ratio, net financial capabilities (including, but not limited to, with respect to cash, liquid receivables, available lines of credit or debt maturities), leverage ratio, balance sheet, credit rating, debt maturity, liquidity, credit capacity, fixed charges (including, but not limited to, fixed charge ratios), debt, net debt, earnings before or after taxes, interest, depreciation, or amortization, transactions (including, but not limited to, consummation of acquisitions, sales, joint ventures or financings), portfolio enhancement, mitigation plans or strategies; (e) the achievement of objectively determinable goals with respect to service or product delivery, service or product quality, sales or marketing (including, but not limited to, web traffic, technology penetration, web platform (including, but not limited to, social networking platform), online leasing, concierge services or call centers), customer retention or satisfaction, expansion of revenue or income streams, sourcing of low cost capital, operational efficiencies, dividend growth, earnings multiple improvement, meeting budgets, staffing, retention, growth, development, engagement, integration, succession and/or reviewing performance of employees, business or strategic plans, investor communications or relations, compliance (including, but not limited to, with respect to accounting, tax, external or regulatory filings, internal financial reporting, audits (including, but not limited to, internal audits) or contract policies), financial planning or analysis; (f) any other goals or objectives selected by the Committee or (g) any combination or subset of the goals set forth in (a) through (f) above. If an Award is made on such basis, the Committee shall establish goals at such time as the Committee may determine and the Committee has the right for any reason to reduce (but not increase) the Award, notwithstanding the achievement of a specified goal. Any payment of an Award granted with performance goals shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied.

14.14   TERMINATION OF EMPLOYMENT. Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive. A termination of employment shall not occur (i) in a circumstance in which a Participant transfers from the Company to one of its Parents or Subsidiaries, transfers from a Parent or Subsidiary to the Company, or transfers from one Parent or Subsidiary to another Parent or Subsidiary, or (ii) in the discretion of the Committee as specified at or prior to such occurrence, in the case of a spin-off, sale or disposition of the Participant's employer from the Company or any Parent or Subsidiary. To the extent that this provision causes Incentive Stock Options to extend beyond three months from the date a Participant is deemed to be an employee of the Company, a Parent or Subsidiary for purposes of Section 424(f) of the Code, the Options held by such Participant shall be deemed to be Non- Qualified Stock Options.

ARTICLE 15

CHANGES IN CAPITAL STRUCTURE

15.1   GENERAL. In the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the authorization limits under Section 5.1 and 5.4 shall be adjusted proportionately, and the Committee shall adjust Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee shall include: (i) adjustment of the number and kind of shares or other securities which may be delivered under the Plan; (ii) adjustment of the number and kind of shares or other securities subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards; and (iv) any other adjustments that the Committee determines to be equitable. Without limiting the foregoing, in the event a stock dividend or stock split is declared upon the Stock, the authorization limits under Section 5.1 and 5.4 shall be increased proportionately, and the shares of Stock or other securities then subject to each Award shall be increased proportionately without any change in the aggregate purchase price therefor.

ARTICLE 16

AMENDMENT, MODIFICATION AND TERMINATION

16.1   AMENDMENT, MODIFICATION AND TERMINATION. The Board or the Committee may, at any time and from time to time, amend, modify or terminate the Plan without shareholder approval; provided, however, that the Board or Committee may condition any amendment or modification on the approval of shareholders of the Company if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations.

16.2   AWARDS PREVIOUSLY GRANTED. At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however, that, subject to the terms of the applicable Award Agreement, such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination, and provided further that, except as provided in Section 15.1 or otherwise with the consent of the shareholders, the exercise price of any Option or the grant price of any Stock Appreciation Right may not be reduced. No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant.

ARTICLE 17

GENERAL PROVISIONS

17.1   NO RIGHTS TO AWARDS. No Participant or eligible participant shall have any claim to be granted any Award under the Plan, and neither the Company nor the Committee is obligated to treat Participants or eligible participants uniformly.

17.2   NO SHAREHOLDER RIGHTS. No Award gives the Participant any of the rights of a shareholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

17.3   WITHHOLDING. The Company or any Parent or Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of the Plan. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement (up to the maximum statutory withholding rates in the applicable jurisdiction) be satisfied, in whole or in part, by withholding from the Award shares of Stock, all in accordance with such procedures as the Committee establishes.

17.4   NO RIGHT TO CONTINUED SERVICE. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Parent or Subsidiary to terminate any Participant's employment or status as an officer, consultant or director at any time, nor confer upon any Participant any right to continue as an employee, officer, consultant or director of the Company or any Parent or Subsidiary.

17.5   UNFUNDED STATUS OF AWARDS. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Parent or Subsidiary.

17.6   INDEMNIFICATION. To the extent allowable under applicable law, each member of the Committee shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which such member may be a party or in which he may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by such member in satisfaction of judgment in such action, suit, or proceeding against him provided he gives the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

17.7   RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Parent or Subsidiary unless provided otherwise in such other plan.

17.8   EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Parents or Subsidiaries.

17.9   TITLES AND HEADINGS. The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

17.10   GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

17.11   FRACTIONAL SHARES. No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up.

17.12   GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of awards in Stock, LTIP Units or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register under the 1933 Act, or any state securities act, any of the shares of Stock or LTIP Units issued in connection with the Plan. The shares or LTIP Units issued in connection with the Plan may in certain circumstances be exempt from registration under the 1933 Act, and the Company may restrict the transfer of such shares or LTIP Units in such manner as it deems advisable to ensure the availability of any such exemption.

17.13   GOVERNING LAW. To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia.

17.14   ADDITIONAL PROVISIONS. Each Award Agreement may contain such other terms and conditions as the Committee may determine; provided that such other terms and conditions are not inconsistent with the provisions of this Plan. The foregoing is hereby acknowledged as being the UDR, Inc. 1999 Long-Term Incentive Plan as amended and restated by the Board on November 12, 2020, and effective May [ ], 2021.

UDR, INC.

By:_____

_____

_____



UDR, INC.
1745 SHEA CENTER DRIVE
SUITE 200
HIGHLANDS RANCH, CO 80129

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by UDR, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access Shareholder Communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to UDR, Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D43447-P49173

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends that you vote "FOR" each of the nominees listed in Item 1:

1. ELECTION OF DIRECTORS

Nominees:	For	Against	Abstain
1a. Katherine A. Cattanach	☐	☐	☐
1b. Jon A. Grove	☐	☐	☐
1c. Mary Ann King	☐	☐	☐
1d. James D. Klingbeil	☐	☐	☐
1e. Clint D. McDonnough	☐	☐	☐
1f. Robert A. McNamara	☐	☐	☐
1g. Diane M. Morefield	☐	☐	☐
1h. Mark R. Patterson	☐	☐	☐
1i. Thomas W. Toomey	☐	☐	☐

The Board of Directors recommends that you vote "FOR" Items 2, 3 and 4:

	For	Against	Abstain
2. To ratify the appointment of Ernst & Young LLP to serve as independent registered public accounting firm for the year ending December 31, 2021.	☐	☐	☐
3. Advisory vote to approve named executive officer compensation.	☐	☐	☐
4. To approve the Amended and Restated 1999 Long-Term Incentive Plan.	☐	☐	☐

5. To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

NOTE: The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Shareholder(s). **If no direction is made, this proxy will be voted FOR each of the nominees listed in Item 1 and FOR Items 2, 3 and 4.** If any other matters properly come before the meeting or any adjournment of the meeting, the person(s) named in this proxy will vote in their discretion.

Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

UDR, INC.

ANNUAL MEETING OF SHAREHOLDERS

May 27, 2021
10:00 a.m., Local Time

Hotel Crescent Court
400 Crescent Court
Dallas, TX 75201

This proxy is solicited on behalf of the Board of Directors of UDR, Inc. for use at the Annual Meeting on May 27, 2021.

The shares of stock held in your account or in a dividend reinvestment account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" each of the nominees listed in Item 1 and "FOR" Items 2, 3 and 4.

By signing the proxy, you (i) acknowledge receipt of the notice of annual meeting of shareholders and proxy statement, each dated April 8, 2021, (ii) revoke all prior proxies, and (iii) appoint James D. Klingbeil and Thomas W. Toomey, or either of them, as proxies and attorneys-in-fact, each with the power to appoint his substitute and hereby authorize(s) them to represent and to vote the shares which you would be entitled to vote if then and there personally present on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and any adjournment thereof.

See reverse for voting instructions

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
UDR, Inc.'s Notice of Annual Meeting and Proxy Statement, Form 10-K for the year ended December 31, 2020 and Shareholder Letter are available on the Internet at www.proxyvote.com.

D43448-P49173



UDR, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS
MAY 27, 2021

The shareholder(s) hereby appoint(s) James D. Klingbeil and Thomas W. Toomey, or either of them, as proxies and attorneys-in-fact, each with the power to appoint his substitute and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the shares of common stock, Series E preferred stock or Series F preferred stock of UDR, Inc. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 a.m., Local Time on May 27, 2021, at the Hotel Crescent Court, 400 Crescent Court, Dallas, TX 75201, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, AND FOR ITEMS 2, 3 AND 4.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE